As filed with the Securities and Exchange Commission on January 7, 2010.

Securities Act Registration No. 333-150033

Investment Company Act of 1940 File No. 814-00736

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-2

Registration Statement under the Securities Act Of 1933

Post-Effective Amendment No. 3  ☑

PennantPark Investment Corporation

(Exact name of Registrant as specified in its charter)

590 Madison Avenue

15th Floor

New York, NY 10022

(Address of Principal Executive Offices)

(212) 905-1000

(Registrant’s Telephone Number, Including Area Code)

Arthur H. Penn

c/o PennantPark Investment Corporation

590 Madison Avenue

15th Floor

New York, NY 10022

(Name and Address of Agent for Service)

Copies to:

Thomas Friedmann, Esq.

David Harris, Esq.

Dechert, LLP

1775 I Street, N.W.

Washington, DC 20006-2401

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

As may be practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

It is proposed that this filing will become effective (check appropriate box):

☒  when declared effective pursuant to section 8(c).

If appropriate, check the following box:

☐  This amendment designates a new effective date for a previously filed registration statement.

☐  This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Amount Being Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(1)
Common Stock, $0.001 par value(2)		$	$	$
Preferred Stock, $0.001 par value(2)
Warrants(3)
Subscription Rights(4)
Debt Securities(5)
Total			250,000,000(6)	9,825(7)

(1)	Estimated pursuant to Rule 457 solely for the purposes of determining the registration fee. The proposed maximum offering price per security will be determined, from time to time, by the Registrant in connection with the sale by the Registrant of the securities registered under this registration statement.
(2)	Subject to Note 6 below, there is being registered hereunder an indeterminate number of shares of common stock or preferred stock as may be sold, from time to time.
(3)	Subject to Note 6 below, there is being registered hereunder an indeterminate number of warrants as may be sold, from time to time, representing rights to purchase common stock, preferred stock or debt securities.
(4)	Subject to Note 6 below, there is being registered hereunder an indeterminate number of subscription rights as may be sold, from time to time, representing rights to purchase common stock.
(5)	Subject to Note 6 below, there is being registered hereunder an indeterminate principal amount of debt securities as may be sold, from time to time. If any debt securities are issued at an original issue discount, then the offering price shall be in such greater principal amount as shall result in an aggregate price to investors not to exceed $250,000,000.
(6)	In no event will the aggregate offering price of all securities issued from time to time pursuant to this registration statement exceed $250,000,000.
(7)	Fee previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer and sale is not permitted.

Subject to Completion                     ,

PRELIMINARY PROSPECTUS

$250,000,000

Common Stock

Preferred Stock

Warrants

Subscription Rights

Debt Securities

PennantPark Investment Corporation, a Maryland corporation, is a closed-end, externally managed, non-diversified investment company that has elected to be treated as a business development company, or BDC, under the Investment Company Act of 1940 (the “1940 Act”).

Our investment objectives are to generate both current income and capital appreciation through debt and equity investments primarily in U.S. middle-market private companies in the form of mezzanine debt, senior secured loans, and equity investments. We fund a portion of our investments with borrowed money, a practice commonly known as leverage. We can offer no assurances that we will achieve our investment objectives.

We are managed by PennantPark Investment Advisers, LLC. PennantPark Investment Administration, LLC provides the administrative services necessary for us to operate.

We may offer, from time to time, in one or more offerings or series, together or separately, up to $250,000,000 of our common stock, preferred stock, debt securities, warrants representing rights to purchase shares of our common stock, preferred stock or debt securities or subscription rights, which we refer to, collectively, as the “securities.” We may sell our common stock through underwriters, or dealers, “at-the-market” to or through a market maker, into an existing trading market or on an exchange or otherwise directly to one or more purchasers or through agents or through a combination of methods of sale. The securities may be offered at prices and on terms to be described in one or more supplements to this prospectus. In the event we offer common stock, the offering price per share of our common stock less any underwriting commissions or discounts will not be less than the net value per share of our common stock at the time we make the offering except (1) in connection with a rights offering to our existing stockholders, (2) with the consent of the majority of our common stockholders, or (3) under such circumstances as the Securities and Exchange Commission, or the SEC, may permit. On August 25, 2009, our common stockholders voted to allow us to issue common stock at a price below net asset value per share for a period of one year ending August 25, 2010. See “Risk Factors” on page 9 and “Sales of Common Stock Below Net Asset Value” on page 50 of this prospectus for more information.

Our common stock has been approved for quotation on NASDAQ Global Select Market under the symbol “PNNT”. The last reported closing price for our common stock on December 31, 2009 was $8.92 per share and our net asset value on September 30, 2009 was $11.85 per share.

This prospectus and any accompanying prospectus supplement contain important information you should know before investing in our securities. Please read them before you invest and keep them for future reference. We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. This information is available free of charge by contacting us at 590 Madison Avenue, New York, NY 10022 or by telephone at (212) 905-1000 or on our website at www.pennantpark.com. The information on our website is not incorporated by reference into this prospectus. The SEC also maintains a website at www.sec.gov that contains such information free of charge.

Investing in our securities involves a high degree of risk, including the risk of the use of leverage. Before buying any shares of our common stock, you should read the discussion of the material risks of investing in us in “Risk Factors” beginning on page 9 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

Prospectus dated

You should rely only on the information contained in this prospectus and any accompanying prospectus supplement when considering whether to purchase any securities offered by this prospectus. We have not authorized anyone to provide you with additional information, or information different from that contained in this prospectus and any accompanying prospectus supplements. If anyone provides you with different or additional information, you should not rely on it. We are offering to sell and seeking offers to buy, securities only in jurisdictions where offers are permitted. The information contained in or incorporated by reference in this prospectus and any accompanying prospectus supplement is accurate only as of the date of this prospectus or such prospectus supplement. We will update these documents to reflect material changes only as required by law. Our business, financial condition, results of operations and prospects may have changed since then.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the SEC using the “shelf” registration process. Under the shelf registration process, we may offer from time to time up to $250,000,000 of our common stock, preferred stock, debt securities, warrants representing rights to purchase shares of our common stock, preferred stock or debt securities and subscription rights to purchase common stock on the terms to be determined at the time of the offering. We may sell our common stock through underwriters, or dealers, “at-the-market” to or through a market maker, into an existing trading market or on an exchange or otherwise directly to one or more purchasers or through agents or through a combination of methods of sale. The securities may be offered at prices and on terms described in one or more supplements to this prospectus. This prospectus provides you with a general description of the securities that we may offer. The information contained in this prospectus is accurate only as of the date on the front of this prospectus and our business, financial condition, results of operations and prospectus may have changed since that date. Each time we use this prospectus to offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Please carefully read this prospectus and any prospectus supplement, together with any exhibits, before you make an investment decision.

ii

PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider. You should read carefully the more detailed information set forth under “Risk Factors” and the other information included in this prospectus. In this prospectus and accompanying prospectus supplement, if any, except where the context suggests otherwise, the terms “we,” “us,” “our” and “PennantPark Investment” refer to PennantPark Investment Corporation; “PennantPark Investment Advisers” or the “Investment Adviser” refers to PennantPark Investment Advisers, LLC; “PennantPark Investment Administration” or the “Administrator” refers to PennantPark Investment Administration, LLC.

PennantPark Investment Corporation

PennantPark Investment Corporation, a Maryland corporation, is a closed-end, externally managed, non-diversified investment company that has elected to be treated as a business development company, or BDC, under the Investment Company Act of 1940, as amended, or the 1940 Act. In addition, for tax purposes we have elected to be treated as a regulated investment company (“RIC”), under the Internal Revenue Code of 1986, as amended (the “Code”).

Our investment objectives are to generate both current income and capital appreciation through debt and equity investments primarily in U.S. middle-market private companies in the form of mezzanine debt, senior secured loans, and equity investments. We consider our core assets, by value and investment focus, to consist of subordinated debt, second lien secured debt, certain senior secured investments, and to a lesser extent, equity investments.

PennantPark Investment seeks to create a diversified portfolio that includes mezzanine debt, senior secured loans, and equity investments by investing approximately $10 to $50 million of capital, on average, in the securities of middle-market companies. In this prospectus, we use the term “middle-market” to refer to companies with annual revenues between $50 million and $1 billion. We expect this investment size to vary proportionately with the size of our capital base. The companies in which we invest are typically highly leveraged, and, in most cases, are not rated by national rating agencies. If such companies were rated, we believe that they would typically receive a rating below investment grade (between BB and CCC under the Standard & Poor’s system) from the national rating agencies. In addition, we expect our debt investments to generally range in maturity from three to ten years.

About PennantPark Investment Advisers

Our investment activities are managed by the Investment Adviser under an investment management agreement (the “Investment Management Agreement”). The Investment Adviser is responsible for sourcing potential investments, conducting research on prospective investments, analyzing investment opportunities, structuring our investments and monitoring our investments and portfolio companies on an ongoing basis. The Investment Adviser is led by Arthur H. Penn, its founder and the founder of PennantPark. Mr. Penn has over 20 years of experience in the mezzanine lending, leveraged finance, distressed debt and private equity businesses. He has been involved in originating, structuring, negotiating, consummating, managing and monitoring investments in each of these businesses. Mr. Penn is a Co-founder and former Managing Partner of Apollo Investment Management, L.P., or Apollo Investment Management, which is the Investment Adviser of Apollo Investment Corporation, or Apollo Investment, a publicly traded business development company. Mr. Penn served as the Chief Operating Officer and a member of the investment committee of Apollo Investment from its inception in April 2004 through February 2006 and was President and Chief Operating Officer from February 2006 through November 2006. During Mr. Penn’s tenure with Apollo Investment, it invested approximately $2.8 billion in 73 companies in partnership with 54 different financial sponsors.

During his more than 20-year career in the financial services industry, Mr. Penn has developed a network of financial sponsor relationships as well as relationships with management teams, investment bankers, attorneys and accountants that we believe will provide us with access to substantial investment opportunities.

Our Investment Adviser has three experienced investment professionals, in addition to Mr. Penn. These professionals, Salvatore Giannetti III, Whit Williams, and Jose A. Briones, have, approximately, 55 years of experience in the mezzanine, private equity and leveraged finance businesses. See “Management,” “Certain Relationships and Transactions—Investment Management Agreement” and “Risk Factors—Risks Relating to our Business and Structure.”

About PennantPark Investment Administration

Under our administration agreement, or the Administration Agreement, the Administrator furnishes us with clerical, bookkeeping and record keeping services and also oversees our financial records as well as the preparation of our reports to stockholders and reports filed with the SEC. The Administrator oversees the determination and publication of our net asset value, oversees the preparation and filing of our tax returns and generally monitors the payment of our expenses and the performance of administrative and professional services rendered to us by others. Furthermore, our Administrator provides, on our behalf, managerial assistance to those portfolio companies to which we are required to provide such assistance.

Our Administrator has experienced professionals including, Aviv Efrat, who serves as our Chief Financial Officer and Treasurer. Mr. Efrat has approximately 20 years of experience in finance and administration of registered investment companies. See “Certain Relationships and Transactions—Administration Agreement” and “Risk Factors—Risks Relating to our Business and Structure.”

Market Opportunity

We believe that the size of the middle-market, coupled with the demands of these companies for flexible sources of capital, creates an attractive investment environment for PennantPark Investment.

•

We believe middle-market companies have faced increasing difficulty in raising debt through the capital markets. While many middle-market companies were formerly able to raise funds by issuing high-yield bonds, we believe this approach to financing has become more difficult as institutional investors have sought to invest in larger, more liquid offerings. We believe this has made it harder for middle-market companies to raise funds by issuing high-yield debt securities.

•

We believe that the current credit market dislocation improves the risk/reward of our investments. The downturn in the credit market has resulted in less competition, more conservative capital structures, higher yields and stronger covenants.

•

We believe there is a large pool of uninvested private equity capital which is likely to seek to combine their capital with sources of debt capital to complete private investments. We expect that private equity firms will continue to be active investors in middle-market companies. These private equity funds generally seek to leverage their investments by combining their capital with mezzanine loans and/or senior secured loans provided by other sources, and we believe that our capital is well-positioned to partner with such equity investors. We expect such activity to be funded by the substantial amounts of private equity capital that have been raised in recent years.

•

We believe that opportunities to invest mezzanine and other debt capital will remain strong. We expect that the volume of domestic “public-to-private” transactions as well as the number of companies selecting a “sale” alternative versus raising capital in the public equity markets as a means of increasing liquidity will remain large. Additionally, the cost and effort associated with being a public company in the United States have become more onerous, causing many management teams to consider alternative liquidity strategies.

Competitive Advantage

We believe that we have the following competitive advantages over other capital providers in middle-market companies:

Disciplined Investment Approach with Strong Value Orientation

We employ a disciplined approach in selecting investments that meet our value-oriented investment criteria employed by the Investment Adviser. Our value-oriented investment philosophy focuses on preserving capital and ensuring that our investments have an appropriate return profile in relation to risk. When market conditions make it difficult for us to invest according to our criteria, we are highly selective in deploying our capital. We believe our approach has and will continue to enable us to build an attractive investment portfolio that meets our return and value criteria over the long-term.

We believe it is critical to conduct extensive due diligence on investment targets. In evaluating new investments we, through our Investment Adviser, conduct a rigorous due diligence process that draws from our Investment Adviser’s experience, industry expertise and network of contacts. Among other things, our due diligence is designed to ensure that each prospective portfolio company will be able to meet its debt service obligations.

Ability to Source and Evaluate Transactions through our Investment Adviser’s Research Capability and Established Network

The management team of the Investment Adviser has long-term relationships with financial sponsors, management consultants and management teams that we believe enable us to evaluate investment opportunities effectively in numerous industries, as well as provide us access to substantial information concerning those industries. We identify potential investments both through active origination and through dialogue with numerous financial sponsors, management teams, members of the financial community and corporate partners with whom professionals of our Investment Adviser have long-term relationships.

Flexible Transaction Structuring

Our Investment Adviser seeks to minimize the risk of capital loss without foregoing potential for capital appreciation. In making investment decisions, we seek to invest in companies that we believe can generate positive risk-adjusted returns.

We believe the in-depth coverage and experience of our Investment Adviser, enable us to invest throughout various stages of the economic cycle and provide us with ongoing market insights in addition to a significant investment sourcing engine.

Longer Investment Horizon with Attractive Publicly Traded Model

Unlike private equity and venture capital funds, we are not subject to standard periodic capital return requirements. Such requirements typically stipulate that funds raised by a private equity or venture capital fund, together with any capital gains on such invested funds, can only be invested once and must be returned to investors after a pre-agreed time period. We believe that our flexibility to make investments with a long-term view and without the capital return requirements of traditional private investment vehicles enables us to generate returns on invested capital and to be a better long-term partner for our portfolio companies.

Competition

Our primary competitors provide financing to middle-market companies and include other business development companies, commercial and investment banks, commercial financing companies and, to the extent they provide an alternative form of financing, private equity funds. Additionally, alternative investment vehicles, such as hedge funds, frequently invest in middle-market companies. As a result, competition for investment opportunities at middle-market companies can be intense. However, we believe that there has been a reduction in the amount of debt capital available since the downturn in the credit markets, which began in mid-2007. We believe this has resulted in a less competitive environment for making new investments.

Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, we believe some competitors have a lower cost of funds and access to funding sources that are not available to us. In addition, some of our competitors have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Furthermore, many of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a business development company.

We use the industry information available to our Investment Adviser to assess investment risks and determine appropriate pricing for our investments in portfolio companies. We benefit from the relationships of our Investment Adviser, which enable us to learn about, and compete effectively for, financing opportunities with attractive middle-market companies in the industries in which we invest. For additional information concerning the competitive risks we face, please see “Risk Factors—Risks Relating to our Business and Structure-We operate in a highly competitive market for investment opportunities.”

Leverage

We maintain a five-year, multi-currency $300.0 million senior secured credit facility, which matures in 2012 and is secured by substantially all of our investment portfolio assets, with a group of lenders, under which we had $225.1 million (including a $7.0 million temporary draw) and $202.0 million (including a $40.0 million temporary draw) of indebtedness outstanding at September 30, 2009 and 2008, respectively. Pricing of borrowings under our credit facility is set at 100 basis points over LIBOR. We believe that our capital resources will provide us with the flexibility to take advantage of market opportunities when they arise.

Operating and Regulatory Structure

Our investment activities are managed by PennantPark Investment Advisers and supervised by our board of directors, a majority of whom are independent of PennantPark Investment. PennantPark Investment Advisers is an Investment Adviser that is registered under the Investment Advisers Act of 1940, or the Advisers Act. Under our Investment Management Agreement, we pay PennantPark Investment Advisers an annual base management fee based on our gross assets as well as an incentive fee based on our performance. See “Certain Relationships and Transactions—Investment Management Agreement.”

As a business development company, we are required to comply with certain regulatory requirements. Also, while we are permitted to finance investments using debt, our ability to use debt is limited in certain significant respects. See “Regulation.” We have elected to be treated for federal income tax purposes under the Internal Revenue Code of 1986, or the Code, as a regulated investment company, or “RIC.” For more information, see “Material U.S. Federal Income Tax Considerations.”

Use of Proceeds

We may use the net proceeds from selling securities pursuant to this prospectus to reduce our then-outstanding obligations under our credit facility, to invest in new or existing portfolio companies, or for other general corporate purposes. Any supplements to this prospectus relating to an offering may more fully identify the use of the proceeds from such offering. See “Use of Proceeds” for information regarding our outstanding borrowings as of September 30, 2009, the corresponding interest rate charged on such borrowings as of that date and the length of time that it may take us to invest any proceeds in new or existing portfolio companies.

Dividends on Common Stock

We intend to continue to distribute quarterly dividends to our common stockholders. Our quarterly dividends, if any, are determined by our board of directors. For more information, see “Distributions.”

Dividends on Preferred Stock

We may issue preferred stock from time to time, although we have no immediate intention to do so. Any such preferred stock will be a senior security for purposes of the 1940 Act and, accordingly, subject to the leverage test under that Act. If we issue shares of preferred stock, holders of such preferred stock will be entitled to receive cash dividends at an annual rate that will be fixed or will vary for the successive dividend periods for each series. In general, the dividend periods for fixed rate preferred stock will be quarterly and for any auction rate preferred stock, or ARPS, will be weekly and subject to extension. With respect to ARPS, we expect the dividend rate to be variable and determined for each dividend period. See “Risk Factors—Risks Related to Issuance of our Preferred Stock.”

Dividend Reinvestment Plan

We have adopted an “opt-out” dividend reinvestment plan that provides for reinvestment of our dividend distributions on behalf of our stockholders unless a stockholder elects to receive cash. As a result, if our board of directors authorizes, and we declare, a cash dividend, then our stockholders who have not ‘opted out’ of our dividend reinvestment plan will have their cash dividends automatically reinvested in additional shares of our common stock rather than receiving the cash dividends. Registered stockholders must notify our transfer agent in writing if they wish to ‘opt-out’ of the dividend reinvestment plan. For more information, see “Dividend Reinvestment Plan.”

Plan of Distribution

We may offer, from time to time, up to $250 million of our securities, on terms to be determined at the time of each such offering and set forth in a supplement to this prospectus.

Securities may be offered at prices and on terms described in one or more supplements to this prospectus directly to one or more purchasers, through agents designated from time to time by us, or to or through underwriters or dealers. We may sell our common stock through underwriters, or dealers, “at-the-market” to or through a market maker, into an existing trading market or on an exchange or otherwise directly to one or more purchasers or through agents or through a combination of methods of sale. The supplement to this prospectus relating to the offering will identify any agents or underwriters involved in the sale of our securities, and will set forth any applicable purchase price, fee and commission or discount arrangement or the basis upon which such amount may be calculated. In compliance with the guidelines of the Financial Industry Regulatory Authority, Inc., or FINRA, the compensation to the underwriters or dealers in connection with the sale of our securities pursuant to this prospectus and the accompanying supplement to this prospectus may not exceed 8% of the aggregate offering price of the securities as set forth on the cover page of the supplement to this prospectus.

We may not sell securities pursuant to this prospectus without delivering a prospectus supplement describing the terms of the particular securities to be offered and the method of the offering of such securities. For more information, see “Plan of Distribution.”

Recent Developments

On August 25, 2009, our common stockholders voted to allow us to issue common stock at a price below the net asset value per share for a period of one year ending August 25, 2010. Our stockholders did not specify a maximum discount below net asset value at which we are able to issue our common stock; however we do not intend to issue shares of our common stock below net asset value unless our board of directors determines that it would be in our stockholders’ best interest to do so. Sales of common stock at prices below net asset value per share dilute the interests of existing stockholders, have the effect of reducing our net asset value per share and may reduce our market price per share. We will describe the risks and dilutive effects of any offering that we make at a price below our then current net asset value in a prospectus supplement issued in connection with any such offering.

On September 16, 2009, our board of directors approved an issuance of shares of common stock at a price below our current net asset value per share and at a price per share that approximates the market value of our shares traded on the NASDAQ Global Select Market, less an underwriting discount, at the time of sale. Our board of directors unanimously believed that such issuance was in our best interest and in the best interests of our stockholders. Sales of common stock at prices below net asset value per share dilute the interests of existing stockholders, have the effect of reducing our net asset value per share and may reduce our market price per share. We have described the risks and dilutive effects of any offering that we make at a price below our then current net asset value in connection with any such offering. See “Sales of Common Stock Below Net Asset Value” in this prospectus for more information.

On September 29, 2009, PennantPark Investment closed its follow-on public offering and sold 4,300,000 shares of common stock at a price of $8.00 per share, resulting in proceeds, net of underwriting fees and expenses, of $32.5 million. On October 13, 2009, the underwriters of our public offering exercised their over-allotment option under the underwriting agreement and elected to purchase an additional 440,000 shares of common stock at a price of $8.00 per share, resulting in proceeds, net of underwriting fees, of $3.3 million.

Our Corporate Information

Our administrative and principal executive offices are located at 590 Madison Avenue, 15th Floor, New York, NY 10022. Our common stock is quoted on NASDAQ Global Select Market under the symbol “PNNT”. Our Internet website address is www.pennantpark.com. Information contained on our website is not incorporated by reference into this prospectus or any supplements to this prospectus, and you should not consider information contained on our website to be part of this prospectus or any supplements to this prospectus.

FEES AND EXPENSES

The following table will assist you in understanding the various costs and expenses that an investor in shares of our common stock will bear directly or indirectly. However, we caution you that some of the percentages indicated in the table below are estimates and may vary. The following table should not be considered a representation of our future expenses. Actual expenses may be greater or less than shown. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “you” or “us” or that “we” will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in us.

Stockholder transaction expenses
Sales load (as a percentage of offering price)		%(1)
Offering expenses (as a percentage of offering price)		%(2)
Total common stockholder expenses (as a percentage of offering price)%

Estimated annual expenses (as a percentage of net assets attributable to common shares)(3)
Management fees	3.41	%(4)
Incentive fees payable under the Investment Management Agreement	1.89	%(5)
Interest payments on borrowed funds	1.54	%(6)
Other expenses	1.45	%(7)

Total annual expenses	8.29	%(8)

(1)	In the event that the securities to which this prospectus relates are sold to or through underwriters, a corresponding prospectus supplement will disclose the applicable sales load.

(2)	The related prospectus supplement will disclose the estimated amount of offering expenses, the offering price and the offering expenses borne by us as a percentage of the offering price.

(3)	“Net assets attributable to common shares” equal net assets at September 30, 2009.

(4)	The contractual management fee is calculated at an annual rate of 2.00% of our average adjusted gross total assets. See “Certain Relationships and Transactions—Investment Management Agreement.”

(5)	The portion of incentive fees paid with respect to net investment income is based on actual amounts incurred during the fiscal year ended September 30, 2009. Such incentive fees are based on performance, vary from year to year, and are not paid unless our performance exceeds specified thresholds. Incentive fees in respect of net investment income do not include incentive fees in respect of net capital gains. The portion of our incentive fee paid in respect of net capital gains is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Management Agreement, as of the termination date) and equals 20.0% of our realized capital gains, if any, on a cumulative basis from inception through the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees. As we cannot predict our future net investment income or capital gains, the incentive fee paid in future years, if any, may be substantially different than the fee earned during the fiscal year ended September 30, 2009. For more detailed information about the incentive fee, please see the section of this prospectus captioned “Certain Relationships and Transactions—Investment Management Agreement” and Note 3 to our financial statements included in this prospectus.

(6)

As of September 30, 2009, we had $74.9 million unused borrowing capacity, subject to maintenance of the applicable total assets to debt ratio of 200%, and $225.1 million in borrowings outstanding under our $300.0 million credit facility. We may use proceeds of an offering of securities under this registration statement to repay outstanding obligations under our credit facility. After completing any such offering, we may continue to borrow under our credit facility to finance portfolio investments and are permitted to do so under the terms of our credit facility. We have estimated the interest payments on borrowed funds to take this into account, however, we caution you that our actual interest expense will depend on prevailing interest rates and our rate of borrowing and may be substantially higher than the estimate provided in this table. For more information, see “Risk Factors—Risks Relating To Our Business and Structure—We currently use borrowed funds to make investments and are exposed to the typical risks associated with leverage.”

(7)	“Other expenses” includes our general and administrative expenses, professional fees, directors’ fees, insurance costs, expenses of our dividend reinvestment plan and the expenses of the Investment Adviser reimbursable under our Investment Management Agreement and of the Administrator reimbursable under our Administration Agreement. Such expenses are based on actual other expenses for the fiscal year ended September 30, 2009. See the Statement of Operations in our financial statements.

(8)	“Total annual expenses” as a percentage of net assets attributable to common shares, to the extent we borrow money to make investments, are higher than the total annual expenses percentage would be for a company that is not leveraged. We may borrow money to leverage our net assets and increase our total assets. The SEC requires that the “total annual expenses” percentage be calculated as a percentage of net assets (defined as total assets less indebtedness), rather than the total assets, including assets that have been funded with borrowed monies. If the “total annual expenses” percentage were calculated instead as a percentage of total assets, our “total annual expenses” would be 4.86% of total assets. For a presentation and calculation of total annual expenses based on total assets, see page 36 of this prospectus.

Example

The following example illustrates the projected dollar amount of total cumulative expenses that you would pay on a $1,000 hypothetical investment in common shares, assuming (1) a 5.00% sales load (underwriting discounts and commissions) and offering expenses totaling 0.50%, (2) total net annual expenses of 6.40% of net assets attributable to common shares as set forth in the table above (other than performance-based incentive fees) and (3) a 5% annual return:

	1 Year	3 Years	5 Years	10 Years
Total expenses incurred	$115	$233	$347	$619

This example and the expenses in the table above should not be considered a representation of our future expenses. Actual expenses may be greater or less than those assumed. The table above is provided to assist you in understanding the various costs and expenses that an investor in our common stock will bear directly or indirectly. While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. Assuming a 5% annual return, the incentive fee under our Investment Management Agreement would not be earned or payable and is not included in the example. If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, our expenses, and returns to our investors, would be higher. The example assumes that all dividends and distributions are reinvested at net asset value. Under certain circumstances, reinvestment of dividends and distributions under our dividend reinvestment plan may occur at a price per share that differs from net asset value. See “Distributions” for additional information regarding our dividend reinvestment plan in this prospectus.

RISK FACTORS

Before you invest in our securities, you should be aware of various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus and the accompanying prospectus supplement, if any, before you decide whether to make an investment in our securities. The risks set out below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results. If any of the following events occur, our business, financial condition and results of operations could be materially adversely affected. In such case, our net asset value and the trading price of our common stock could decline or the value of our preferred stock, debt securities, warrants or subscription rights may decline, and you may lose all or part of your investment.

RISKS RELATING TO OUR BUSINESS AND STRUCTURE

Global capital markets have entered a period of severe disruption and instability. These market conditions have materially and adversely affected debt and equity capital markets in the United States, which has had, and may continue to have, a negative impact on our business and operations.

Beginning in the summer of 2007 and continuing as of the date of this prospectus, the U.S. capital markets have experienced a period of disruption characterized by the freezing of credit, a lack of liquidity in the debt capital markets, significant losses in the principal value of investments, the re-pricing of credit risk in the broadly syndicated credit market and the failure of major financial institutions. As a result of these events, general economic conditions have deteriorated with material and adverse consequences for the broader financial and credit markets, and the availability of debt and equity capital for the market as a whole and financial services firms in particular has been reduced significantly. These conditions could continue for a prolonged period of time or even materially worsen in the future. While these conditions persist, we may have difficulty accessing debt and equity capital in order to grow and may suffer material adverse effects on our business, financial condition, and results of operations.

Volatility or a prolonged disruption in the credit markets could materially damage our business.

We are required to record our assets at fair value, as determined in good faith by our board of directors in accordance with our valuation policy. As a result, volatility in the capital markets may adversely affect our valuations and our net asset value, even if we intend to hold respective investments to maturity. Volatility or dislocation in the capital markets may depress our stock price below our net asset value per share and create a challenging environment in which to raise debt and equity capital. As a business development company, we are generally not able to issue additional shares of our common stock at a price less than net asset value without first obtaining approval for such issuance from our stockholders and our independent directors. Additionally, our ability to incur indebtedness is limited by applicable regulations such that our asset coverage under the 1940 Act must equal at least 200% of total indebtedness immediately after each time we incur indebtedness. Shrinking portfolio values negatively impact our ability to borrow additional funds under our credit facility because our net asset value is reduced for purposes of the 200% asset leverage test. If the fair value of our assets declines substantially, we may fail to maintain the asset coverage ratios stipulated by the 1940 Act, which could, in turn, cause us to lose our status as a business development company and materially impair our business operations. A protracted disruption in the credit markets could also materially decrease demand for our investments.

The significant disruption in the capital markets has had and may continue to have a negative effect on the valuations of our investments, and on the potential for liquidity events involving our investments. The debt capital that will be available to us, if at all, may be at a higher cost and on less favorable terms and conditions in the future. A prolonged inability to raise capital will require us to reduce the volume of loans we originate and/or fund and could have a material adverse impact on our business, financial condition or results of operations. This may also increase the probability that other structural risks negatively impact us. These situations may arise due to circumstances that we may be unable to control, such as a protracted disruption in the credit markets, a severe decline in the value of the U.S. dollar, a sharp economic downturn or an operational problem that affects third parties or us, and could materially damage our business.

Current market developments may adversely affect our business and results of operations by reducing availability under our credit facility.

In addition to the applicable asset coverage test that restricts our ability to borrow under our credit facility, this facility contains various covenants which, if not complied with, could accelerate repayment under the facility, thereby materially and adversely affecting our liquidity, financial condition and results of operations. Our borrowings under our credit facility are collateralized by the assets in our investment portfolio. The agreements governing the credit facility require us to comply with certain financial and operational covenants. These covenants include:

•	A requirement to retain our status as a RIC;

•	A requirement to maintain a minimum amount of shareholder’s equity; and

•	A requirement that our outstanding borrowings under the credit facility not exceed a certain percentage of the values of our portfolio companies.

Our continued compliance with these covenants depends on many factors, some of which are beyond our control. Material net asset devaluation in connection with additional borrowings could result in an inability to comply with our obligation to restrict the level of indebtedness that we are able to incur in relation to the value of our assets or to maintain a minimum level of shareholders’ equity. This could have a material adverse effect on our operations, as it would trigger mandatory pre-payment obligations under the terms of the credit facility.

We rely in part on our senior secured investments to provide us with adequate liquidity, but even these investments may face liquidity constraints under current or future market conditions.

The market for senior secured debt investments and other over-the-counter traded securities has weakened as the viability of any over-the-counter secondary market depends on the continued willingness of dealers and other participants to purchase the investments, which has decreased under current market conditions and may do so again in the future. We cannot assure you that in the event we need to sell our senior secured investments to raise capital, we will be able to do so at prices we deem to be attractive, or at all.

PennantPark Investment incurs credit risk when it loans money or commits to loan money to a portfolio company.

Our primary business exposes us to credit risk, and the quality of our portfolio will have a significant impact on our earnings. Credit risk is a component part of our fair valuation of our portfolio companies. Negative credit events will lead to a decrease in the fair value of our portfolio companies.

In addition, current market conditions have affected consumer confidence levels which may result in adverse changes in payment patterns. Increased delinquencies and default rates would impact our results of operations. Deterioration in the quality of our credit portfolio could have a material adverse effect on our capital, financial condition and results of operations.

Any unrealized losses we experience on our investment portfolio may be an indication of future realized losses, which could reduce our income available for distribution.

As a business development company, we are required to carry our investments at market value or, if no market value is ascertainable or if market value does not reflect the fair value of such investment in the bona fide determination of our board of directors, then, at fair value as determined in good faith by or under the direction of our board of directors. Decreases in the market values or fair values of our investments will be recorded as unrealized depreciation. The fair value of our portfolio companies on the whole has decreased substantially over the past three fiscal years. Unrealized losses of any given portfolio company could be an indication of such company’s inability in the future to meet its repayment obligations to us. If the fair value of our portfolio companies reflects future realized losses, this would ultimately result in reductions of our income available for distribution in future periods and could materially harm our results of operations.

In the past following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company.

If our stock price fluctuates significantly, we may be the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

Our borrowers may default on their payments, which may have a materially negative effect on our financial performance.

We make long-term subordinated loans, senior secured loans, and invest in equity securities, which may involve a high degree of repayment risk. We invest in companies that may have limited financial resources, may be highly leveraged and may be unable to obtain financing from traditional sources. Accordingly, a general economic downturn or severe tightening in the credit markets could materially impact the ability of our borrowers to repay their loans, which could significantly damage our business. Numerous other factors may affect a borrower’s ability to repay its loan, including the failure to meet its business plan or a downturn in its industry. A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans or foreclosure on its secured assets. This could trigger cross defaults under other agreements and jeopardize our portfolio company’s ability to meet its obligations under the loans or debt securities that we hold. In addition, our portfolio companies may have, or may be permitted to incur, other debt that ranks senior to or equally with our securities. This means that payments on such senior-ranking securities may have to be made before we receive any payments on our subordinated loans or debt securities. Deterioration in a borrower’s financial condition and prospects may be accompanied by deterioration in any related collateral and may have a materially negative effect on our financial results.

We have a limited operating history.

We were incorporated in January 2007. We are subject to all of the business risks and uncertainties associated with any relatively new business, including the risk that we will not achieve our investment objectives and that the value of our common stock could decline substantially. We have used, and will continue to use, the proceeds of public offerings of securities and of borrowings under our credit facility in accordance with our investment objectives.

We are dependent upon our Investment Adviser’s key personnel for our future success, and if we or our Investment Adviser is unable to hire and retain qualified personnel or if we lose any member of our management team, our ability to achieve our investment objectives could be significantly harmed.

We depend on the diligence, skill and network of business contacts of the investment professionals of our Investment Adviser. We also depend, to a significant extent, on PennantPark Investment Advisers’ access to the investment information and deal flow generated by these investment professionals and any others that may be hired by PennantPark Investment Advisers. Managers of our Investment Adviser evaluate, negotiate, structure, close and monitor our investments. Our future success depends on the continued service of management personnel of our Investment Adviser. The departure of any manager of PennantPark Investment Advisers could have a material adverse effect on our ability to achieve our investment objectives. In addition, we can offer no assurance that PennantPark Investment Advisers will remain our Investment Adviser.

Our financial condition and results of operation will depend on our ability to manage future growth effectively.

Our ability to achieve our investment objectives will depend on our ability to grow, which will depend, in turn, on our Investment Adviser’s ability to identify, invest in and monitor companies that meet our investment criteria. Accomplishing this result on a cost-effective basis will be largely a function of our Investment Adviser’s structuring of the investment process, its ability to provide competent, attentive and efficient services to us and our access to financing on acceptable terms. The management team of PennantPark Investment Advisers has substantial responsibilities under our Investment Management Agreement. In order to grow, we and our Investment Adviser will need to hire, train, supervise and manage new employees. However, we can offer no assurance that any such employees will contribute effectively to the work of the Investment Adviser. We caution you that the principals of our Investment Adviser or Administrator may also be called upon to provide managerial assistance to portfolio companies and other investment vehicles which may be managed by the Investment Adviser. Such demands on their time may distract them or slow our rate of investment. Any failure to manage our future growth effectively could have a material adverse effect on our business, financial condition and results of operations.

We operate in a highly competitive market for investment opportunities.

A number of entities compete with us to make the types of investments that we make in middle-market companies. We compete with public and private funds, including other business development companies, commercial and investment banks, commercial financing companies, and, to the extent they provide an alternative form of financing, private equity funds. Additionally, alternative investment vehicles, such as hedge funds, also invest in middle-market companies. As a result, competition for investment opportunities at middle-market companies can be intense. Most of our potential competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, we believe some competitors have a lower cost of funds and access to funding sources that are not available to us. In addition, some of our competitors have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Furthermore, many of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a business development company. We cannot offer any assurances that the competitive pressures we face will not have a material adverse effect on our business, financial condition and results of operations. Also, as a result of this competition, we may not be able to take advantage of attractive investment opportunities from time to time, and we can offer no assurance that we will be able to identify and make investments that are consistent with our investment objectives.

Entrants in our industry compete on several factors, including price, flexibility in transaction structuring, customer service, reputation, market knowledge and speed in decision-making. We do not seek to compete primarily based on the interest rates we offer, and we believe that some of our competitors may make loans with interest rates that are lower than the rates we offer. We may lose investment opportunities if we do not match our competitors’ pricing, terms and structure. However, if we match our competitors’ pricing, terms and structure, we may experience decreased net interest income and increased risk of credit loss.

PennantPark Investment may not replicate the historical performance of other investment companies with which our investment professionals have been affiliated.

The 1940 Act imposes numerous constraints on the investment activities of business development companies. For example, business development companies are required to invest at least 70% of their total assets primarily in securities of U.S. private companies or thinly traded public companies with a market capitalization of less than $250 million, cash, cash equivalents, U.S. government securities and high-quality debt investments that mature in one year or less. These constraints may hinder our Investment Adviser’s ability to take advantage of attractive investment opportunities and to achieve our investment objectives. Current market conditions and the depressed economic cycle present significant challenges to us that have not been present in recent years, if ever. In addition, the investment philosophy and techniques used by our Investment Adviser may differ from those used by other investment companies. Accordingly, we can offer no assurance that PennantPark Investment will replicate the historical performance of other investment companies our investment professionals have been affiliated, and we caution that our investment returns could be substantially lower than the returns achieved by such other companies.

Any failure on our part to maintain our status as a business development company would reduce our operating flexibility.

If we do not remain a business development company, we might be regulated as a closed-end registered investment company under the 1940 Act, which would subject us to substantially more regulatory restrictions under the 1940 Act and correspondingly decrease our operating flexibility.

Loss of RIC tax treatment would substantially reduce net assets and income available for debt service and dividends.

We have operated so as to qualify as a RIC under Subchapter M of the Code. If we meet source-of-income, quarterly asset diversification, and distribution requirements, we generally will not be subject to corporate-level income taxation on income we timely distribute, or deem to distribute, to our stockholders as dividends. We would cease to qualify for such tax treatment if we were unable to comply with these requirements. In addition, we may have difficulty meeting the requirement to make distributions to our stockholders because in certain cases we may recognize income before or without receiving cash representing such income. If we fail to qualify as a RIC, we will have to pay corporate-level taxes on all of our income whether or not we distribute it, which would substantially reduce the amount of income available for debt service as well as reduce and/or offset the character and amount of our distributions to our stockholders. Even if we qualify as a RIC, we generally will be subject to a corporate-level income tax on the income we do not distribute. If we do not distribute at least 98% of our annual taxable income (excluding net long-term capital gains retained or deemed to be distributed) in the year earned, we generally will be required to pay an excise tax on amounts carried over and distributed to shareholders in the next year equal to 4% of the amount by which 98% of our annual taxable income available for distribution exceeds the distributions from such income for the current year.

We may have difficulty paying our required distributions as a RIC if we recognize income before or without receiving cash representing such income.

For federal income tax purposes, we will include in income certain amounts that we have not yet received in cash, such as original issue discount or contracted payment-in-kind, or “PIK,” interest, which represents contractual interest added to the loan balance and due at the end of the loan term. Original issue discount, which could be significant relative to our overall investment assets, and increases in loan balances as a result of contracted PIK interest, will be included in income before we receive any corresponding cash payments. We also may be required to include in income certain other amounts that we will not receive in cash.

The part of the incentive fee payable by us that relates to our net investment income is computed and paid on income that may include interest that has been accrued but not yet received in cash. If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously used in the calculation of the incentive fee will become uncollectible.

In some cases we may recognize income before or without receiving cash representing such income. As a result, we may have difficulty meeting the tax requirement to distribute at least 90% of the sum of our ordinary income and realized net short-term capital gains, if any, to obtain RIC tax benefits. Accordingly, we may have to sell some of our investments at times we would not consider advantageous, raise additional debt or equity capital or reduce new investment originations to meet these distribution requirements. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax benefits and thus be subject to corporate level income tax.

Regulations governing our operation as a business development company will affect our ability to, and the way in which we raise additional capital.

Our business requires a substantial amount of capital. We may acquire additional capital from the issuance of senior securities or other indebtedness, the issuance of additional shares of our common stock, the issuance of warrants or subscription rights to purchase certain of our securities, or from securitization transactions. However, we may not be able to raise additional capital in the future on favorable terms or at all. We may issue debt securities or preferred securities, which we refer to collectively as “senior securities,” and we may borrow money from banks or other financial institutions, up to the maximum amount permitted by the 1940 Act. The 1940 Act permits us to issue senior securities or incur indebtedness only in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after such issuance or incurrence. Our ability to pay dividends or issue additional senior securities would be restricted if our asset coverage ratio were not at least 200%. If the value of our assets declines, we may be unable to satisfy this test. If that happens, we may be required to liquidate a portion of our investments and repay a portion of our indebtedness at a time when such sales may be disadvantageous, which could materially damage our business.

•

Senior Securities. As a result of issuing senior securities, we would also be exposed to typical risks associated with leverage, including an increased risk of loss. If we issue preferred securities, they would rank “senior” to common stock in our capital structure. Preferred stockholders would have separate voting rights and may have rights, preferences or privileges more favorable than those of holders of our common stock. Furthermore, the issuance of preferred securities could have the effect of delaying, deferring or preventing a transaction or a change of control that might involve a premium price for our common stockholders or otherwise be in your best interest.

•

Additional Common Stock. Our board of directors may decide to issue common stock to finance our operations rather than issuing debt or other senior securities. As a business development company, we are generally not able to issue our common stock at a price below net asset value without first obtaining required approvals from our stockholders and our board of directors. We have obtained such approval from our shareholders in August 2009, which will remain in effect for twelve months. Also, subject to the requirements of the 1940 Act, we may issue rights to acquire our common stock at a price below the current net asset value of the common stock if our board of directors determines that such sale is in our best interests and the best interests of our common stockholders. In any such case, the price at which our securities are to be issued and sold may not be less than a price, that in the determination of our board of directors, closely approximates the market value of such securities. We will not offer transferable subscription rights to our stockholders at a price equivalent to less than the then current net asset value per share of common stock, excluding underwriting commissions, unless we first file a post-effective amendment that is declared effective by the SEC with respect to such issuance and the common stock to be purchased in connection with the rights represents no more than one-third of our outstanding common stock at the time such rights are issued. In addition, we note that for us to file a post-effective amendment to a registration statement on Form N-2, we must then be qualified to register our securities on Form S-3. If we raise additional funds by issuing more common stock or warrants or senior securities convertible into, or exchangeable for, our common stock, the percentage ownership of our common stockholders at that time would decrease, and our common stockholders may experience dilution.

•

Securitization. In addition to issuing securities to raise capital as described above, we anticipate that in the future, as market conditions permit, we may securitize our loans to generate cash for funding new investments. To securitize loans, we may create a wholly owned subsidiary, contribute a pool of loans to the subsidiary and have the subsidiary issue primarily investment grade debt securities to purchasers who we would expect to be willing to accept a substantially lower interest rate than the loans earn. We would retain all or a portion of the equity in the securitized pool of loans. Our retained equity would be exposed to any losses on the portfolio of loans before any of the debt securities would be exposed to such losses. Accordingly, if the pool of loans experienced a low level of losses due to defaults, we would earn an incremental amount of income on our retained equity but we would be exposed, up to the amount of equity we retained, to that proportion of any losses we would have experienced if we had continued to hold the loans in our portfolio. We would not treat the debt issued by such a subsidiary as senior securities. An inability to successfully securitize our loan portfolio could limit our ability to grow our business and fully execute our business strategy and adversely affect our earnings, if any. Moreover, the successful securitization of a portion of our loan portfolio might expose us to losses as the residual loans in which we do not sell interests will tend to be those that are riskier and more apt to generate losses.

We currently use borrowed funds to make investments and are exposed to the typical risks associated with leverage.

Because we borrow funds to make investments we are exposed to increased risk of loss due to our use of debt to make investments. A decrease in the value of our investments will have a greater negative impact on the net asset value attributable to our common stock than it would if we did not use debt. Our ability to pay distributions is restricted when our asset coverage ratio is not at least 200%, and any amounts that we use to service our indebtedness are not available for distribution to our common stockholders.

Our current and future debt is governed by the terms of our credit facility and may be governed by an indenture or other instrument containing covenants restricting our operating flexibility. We, and indirectly our stockholders, bear the cost of issuing and servicing debt. Any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock.

Market conditions may make it difficult to extend the maturity of or refinance our existing indebtedness and any failure to do so could have a material adverse effect on our business.

We currently utilize a revolving five-year, $300 million credit facility to make investments in our portfolio companies. Our credit facility expires in June 2012. The life of our investments typically exceeds the duration of our indebtedness under our credit facility. This means that we will have to extend the maturity of our credit facility or refinance our indebtedness under our credit facility in order to continue to maintain control over our portfolio assets. In addition, under current market conditions, we believe it will be difficult to renew or refinance our credit facility on terms as favorable as those in our existing credit facility. In particular, market interest rates have escalated significantly for borrowers within our industry since we entered into our credit facility in June 2007. If we fail to refinance the indebtedness outstanding under our credit facility at the time it becomes due and payable, the administrative agent of the credit facility may elect to exercise various remedies, including the sale of all or a portion of the collateral securing the credit facility, subject to certain restrictions. The illiquidity of our investments may make it difficult for us to sell such investments. If we are required to sell our investments on short-term notice, we may not receive the value that we have recorded for such investments, and this could materially damage our results of operations.

If we incur additional debt, it could increase the risk of investing in our shares.

We have indebtedness outstanding pursuant to our credit facility and expect in the future to borrow additional amounts under our credit facility and, subject to market availability, to increase the size of our credit facility. Lenders have fixed dollar claims on our assets that are superior to the claims of our common stockholders or preferred stockholders, if any, and we have granted a security interest in our assets in connection with our credit facility borrowings. In the case of a liquidation event, those lenders would receive proceeds before our stockholders. In addition, borrowings, also known as leverage, magnify the potential for gain or loss on amounts invested and, therefore, increase the risks associated with investing in our securities. Leverage is generally considered a speculative investment technique. If the value of our assets decreases, leveraging would cause the net asset value attributable to our common stock to decline more than it otherwise would have had we not leveraged. Similarly, any decrease in our revenue would cause our net income to decline more than it would have had we not borrowed funds and could negatively affect our ability to make distributions on our common or preferred stock. Our ability to service any debt that we incur depends largely on our financial performance and is subject to prevailing economic conditions and competitive pressures.

As of September 30, 2009 we had outstanding borrowings of $225.1 million under our credit facility (including a temporary draw of $7.0 million) with a weighted average annual interest rate at that time of 1.31% exclusive of the fee on undrawn commitment of 0.20%. Accordingly, to cover the annual interest on our borrowings outstanding at September 30, 2009, at the then current rate, we would have to receive an annual yield of at least 0.6%. This example is for illustrative purposes only, and actual interest rates on our credit facility borrowings are likely to fluctuate. The costs associated with our borrowings, including any increase in the management fee payable to our Investment Adviser, will be borne by our common stockholders.

As a business development company, we generally are required to meet a coverage ratio of total assets to total borrowings and other senior securities, which include all of our borrowings and any preferred stock we may issue in the future, of at least 200%. If this ratio declines below 200%, we may not be able to incur additional debt and may need to sell a portion of our investments to repay some debt when it is disadvantageous to do so, and we may not be able to make distributions.

The following table is designed to illustrate the effect on return to a holder of our common stock of the leverage created by our use of borrowing at September 30, 2009 of 34% of our total assets (including such borrowed funds), at a weighted average rate at the time of 1.31%, and assuming hypothetical annual returns on our portfolio of minus 10 to plus 10 percent. As can be seen, leverage generally increases the return to stockholders when the portfolio return is positive and decreases return when the portfolio return is negative. Actual returns may be greater or less than those appearing in the table.

Assumed return on portfolio (net of expenses)(1)	-10.0%	-5.0%	0	5.0%	10.0%
Corresponding return to common stockholders(2)	-18.0%	-9.5%	-1.0%	7.5%	16.1%

(1)	The assumed portfolio return is required by regulation of the SEC and is not a prediction of, and does not represent, our projected or actual performance.

(2)	In order to compute the “corresponding return to common stockholders,” the “assumed return on portfolio” is multiplied by the total value of our assets at the beginning of the period to obtain an assumed return to us. From this amount, all interest expense expected to be accrued during the period is subtracted to determine the return available to stockholders. The return available to stockholders is then divided by the total value of our net assets as of the beginning of the period to determine the “corresponding return to common stockholders.”

The table also assumes that we will maintain a constant level of leverage. The amount of leverage that we use will vary from time to time.

We are exposed to risks associated with changes in interest rates that may affect our cost of capital and net investment income.

Since we borrow money to make investments, our net investment income depends, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. In the period from June 25, 2007, when we executed our credit facility, through September 30, 2009, the applicable LIBOR rate has decreased from 5.3% to 0.3%. In periods of rising interest rates, our cost of funds will increase, which could reduce our net investment income. We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations. These techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act. These activities may limit our ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on our business, financial condition and results of operations. Also, we have limited experience in entering into hedging transactions, and we will initially have to purchase or develop such expertise. See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk.”

A rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the incentive fee hurdle and may result in a substantial increase of the amount of incentive fees payable to our Investment Adviser with respect to Pre-Incentive Fee Net Investment Income. For a definition of Pre-Incentive Fee Net Investment Income, see “Certain Relationships and Transactions—Investment Management Agreement” in this prospectus.

General interest rate fluctuations may have a substantial negative impact on our investments, the value of our common stock and our rate of return on invested capital. A reduction in the interest rates on new investments relative to interest rates on current investments could also have an adverse impact on our net interest income. An increase in interest rates could decrease the value of any investments we hold which earn fixed interest rates, including subordinated loans, senior and junior secured and unsecured debt securities and loans and high-yield bonds, and also would increase our interest expense, thereby decreasing our net income. Also, an increase in interest rates available to investors could make investment in our common stock less attractive if we are not able to increase our dividend rate, which could reduce the value of our common stock.

We may in the future determine to fund a portion of our investments with preferred stock, which would magnify the potential for loss and the risks of investing in us in the same way as our borrowings.

Preferred stock, which is another form of leverage, has the same risks to our common stockholders as borrowings because the dividends on any preferred stock we issue must be cumulative. If we issue preferred securities they would rank “senior” to common stock in our capital structure. Payment of dividends on, and repayment of the liquidation preference of, such preferred stock would typically take preference over any dividends or other payments to our common stockholders. Also, preferred stockholders are not, typically, subject to any of our expenses or losses and are not entitled to participate in any income or appreciation in excess of their stated preference. Furthermore, preferred stockholders would have separate voting rights and may have rights, preferences or privileges more favorable than those of our common stock. Also, the issuance of preferred securities could have the effect of delaying, deferring or preventing a transaction or a change of control that might involve a premium price for our common stockholders or otherwise be in your best interest.

We may in the future determine to fund a portion of our investments with debt securities, which would magnify the potential for loss and the risks of investing in us in the same way as our borrowings.

As a result of an issuance of debt securities, we would be exposed to typical risks associated with leverage, including an increased risk of loss and an increase in expenses, which are ultimately borne by our common stockholders. Payment of interest on such debt securities must take preference over any other dividends or other payments to our common stockholders. If we issue debt securities, it is likely that such securities will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. In addition, such securities may be rated by rating agencies, and in obtaining a rating for such securities, we may be required to abide by operating and investment guidelines that could further restrict our operating flexibility. Furthermore, any amounts that we use to service our indebtedness would not be available for distributions to our common stockholders.

If we issue preferred stock and/or debt securities, the net asset value and market value of our common stock may become more volatile.

We cannot assure you that the issuance of preferred stock and/or debt securities would result in a higher yield or return to the holders of our common stock. The issuance of preferred stock and/or debt securities would likely cause the net asset value and market value of our common stock to become more volatile. If the dividend rate on the preferred stock, or the interest rate on the debt securities, were to approach the net rate of return on our investment portfolio, the benefit of leverage to the holders of our common stock would be reduced. If the dividend rate on the preferred stock, or the interest rate on the debt securities, were to exceed the net rate of return on our portfolio, the use of leverage would result in a lower rate of return to the holders of common stock than if we had not issued the preferred stock or debt securities. Any decline in the net asset value of our investment would be borne entirely by the holders of our common stock. Therefore, if the market value of our portfolio were to decline, the leverage would result in a greater decrease in net asset value to the holders of our common stock than if we were not leveraged through the issuance of preferred stock. This decline in net asset value would also tend to cause a greater decline in the market price for our common stock.

There is also a risk that, in the event of a sharp decline in the value of our net assets, we would be in danger of failing to maintain required asset coverage ratios which may be required by the preferred stock and/or debt securities or of a downgrade in the ratings of the preferred stock and/or debt securities or our current investment income might not be sufficient to meet the dividend requirements on the preferred stock or the interest payments on the debt securities. In order to counteract such an event, we might need to liquidate investments in order to fund a redemption of some or all of the preferred stock and/or debt securities. In addition, we would pay (and the holders of our common stock would bear) all costs and expenses relating to the issuance and ongoing maintenance of the preferred stock and/or debt securities. Holders of preferred stock and/or debt securities may have different interests than holders of common stock and may at times have disproportionate influence over our affairs.

Holders of any preferred stock that we may issue will have the right to elect members of the board of directors and have class voting rights on certain matters.

The 1940 Act requires that holders of shares of preferred stock must be entitled as a class to elect two directors at all times and to elect a majority of the directors if dividends on such preferred stock are in arrears by two years or more, until such arrearage is eliminated. In addition, certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock, including changes in fundamental investment restrictions and conversion to open-end status and, accordingly, preferred stockholders could veto any such changes. Restrictions imposed on the declarations and payment of dividends or other distributions to the holders of our common stock and preferred stock, both by the 1940 Act and by requirements imposed by rating agencies, might impair our ability to maintain our qualification as a RIC for U.S. federal income tax purposes.

The trading market or market value of any publicly issued debt securities may be volatile.

If we publicly issue debt securities, they may or may not have an established trading market. We cannot assure investors that a trading market for our publicly issued debt securities would develop or be maintained if developed. In addition to our creditworthiness, many factors may materially adversely affect the trading market for, and market value of, our publicly issued debt securities. These factors include the following:

•	the time remaining to the maturity of these debt securities;

•	the outstanding principal amount of debt securities with terms identical to these debt securities;

•	the supply of debt securities trading in the secondary market, if any;

•	the redemption or repayment features, if any, of these debt securities;

•	the level, direction and volatility of market interest rates generally; and

•	market rates of interest higher or lower than rates borne by the debt securities.

There also may be a limited number of buyers for our debt securities. This too may materially adversely affect the market value of the debt securities or the trading market for the debt securities.

Our credit ratings may not reflect all risks of an investment in debt securities.

Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of any publicly issued debt securities. Our credit ratings, however, may not reflect the potential impact of risks related to market conditions generally or other factors discussed above on the market value of, or trading market for, any publicly issued debt securities.

Terms relating to redemption may materially adversely affect the return on any debt securities.

If we issue debt securities that are redeemable at our option, we may choose to redeem the debt securities at times when prevailing interest rates are lower than the interest rate paid on the debt securities. In addition, if the debt securities are subject to mandatory redemption, we may be required to redeem the debt securities at times when prevailing interest rates are lower than the interest rate paid on the debt securities. In this circumstance, a holder of our debt securities may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the debt securities being redeemed.

If we issue subscription rights or warrants for our common stock, your interest in us may be diluted as a result of such rights or warrants offering.

Stockholders who do not fully exercise rights or warrants issued to them in an offering of subscription rights or warrants to purchase our common stock should expect that they will, at the completion of the offering, own a smaller proportional interest in us than would otherwise be the case if they fully exercised their rights or warrants. We cannot state precisely the amount of any such dilution in share ownership because we do not know what proportion of the common stock would be purchased as a result of any such offering.

In addition, if the subscription price or warrant price is less than our net asset value per share of common stock at the time of such offering, then our stockholders would experience an immediate dilution of the aggregate net asset value of their shares as a result of the offering. The amount of any such decrease in net asset value is not predictable because it is not known at this time what the subscription price, warrant price or net asset value per share will be on the expiration date of such rights offering or what proportion of our common stock will be purchased as a result of any such offering.

We may experience fluctuations in our quarterly results.

We could experience fluctuations in our quarterly operating results due to a number of factors, including the interest rate payable on the debt securities we acquire, the default rate on such securities, the level of our expenses, variations in, and the timing of the recognition of, realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. However, as a result of our irrevocable election to apply the fair value option to our credit facility future decreases of fair value of our debt will have a corresponding increase to our net asset value. Further increases of fair value of our debt will have the opposite effect. This will tend to mitigate volatility in our earnings. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.

There are significant potential conflicts of interest which could impact our investment returns.

The professionals of our Investment Adviser and Administrator may serve as officers, directors or principals of entities that operate in the same or a related line of business as we do or of investment funds managed by affiliates of PennantPark Investment that may be formed in the future. The Investment Adviser and the Administrator have not yet undertaken any such services, but may do so at any time and without the prior approval of our stockholders or our board of directors. Our board of directors monitors any potential conflict that may arise upon such a development. Accordingly, if this occurs, they may have obligations to investors in those entities, the fulfillment of which might not be in the best interests of us or our stockholders.

In the course of our investing activities, we will pay investment advisory and incentive fees to our Investment Adviser, and will reimburse our Investment Adviser for certain expenses it incurs. As a result, investors in our common stock will invest on a “gross” basis and receive distributions on a “net” basis after expenses, resulting in a lower rate of return than an investor might achieve through direct investments. Accordingly, there may be times when the management team of the Investment Adviser has interests that differ from those of our stockholders, giving rise to a conflict.

We have entered into a license agreement (the “License Agreement”) with PennantPark Investment Advisers, pursuant to which our Investment Adviser has agreed to grant us a royalty-free non-exclusive license to use the name “PennantPark.” Under the License Agreement, we will have the right to use the “PennantPark” name for so long as the Investment Adviser or one of its affiliates remains our investment adviser. Other than with respect to this limited license, we have no legal right to the “PennantPark” name. In addition, we pay PennantPark Investment Administration, an affiliate of the Investment Adviser, our allocable portion of overhead and other expenses incurred by PennantPark Investment Administration in performing its obligations under our Administration Agreement, including rent and our allocable portion of the cost of our chief financial officer and chief compliance officer and their respective staffs. These arrangements may create conflicts of interest that our board of directors must monitor.

Changes in laws or regulations governing our operations may adversely affect our business.

We and our portfolio companies are subject to regulation by laws at the local, state and federal levels. These laws and regulations, as well as their interpretation, may be changed from time to time. Accordingly, any change in these laws or regulations could have a material adverse effect on our business.

Our board of directors may change our investment objectives, operating policies and strategies without prior notice or stockholder approval.

Our board of directors has the authority to modify or waive certain of our operating policies and strategies without prior notice and without stockholder approval (except as required by the 1940 Act). However, absent stockholder approval, we may not change the nature of our business so as to cease to be, or withdraw our election as, a business development company. We cannot predict the effect any changes to our current operating policies and strategies would have on our business, operating results and value of our stock. Nevertheless, the effects may adversely affect our business and impact our ability to make distributions.

RISKS RELATING TO THE ILLIQUID NATURE OF OUR PORTFOLIO ASSETS

We invest in illiquid assets, and our valuation procedures with respect to such assets may result in our recording values that are materially different than the values we ultimately receive upon disposition of such assets.

All of our investments are recorded using broker/dealers quotes, or at fair value as determined in good faith by our board of directors. We expect that most, if not all, of our investments (other than cash and cash equivalents) and credit facility borrowings will be classified as Level 3 under ASC 820 (formerly known as SFAS No. 157). This means that our portfolio valuations will be based on unobservable inputs and our own assumptions about how market participants would price the asset or liability. We expect that inputs into the determination of fair value of our portfolio investments and credit facility borrowings will require significant management judgment or estimation. Even if observable market data is available, such information may be the result of consensus pricing information or broker quotes which include a disclaimer that the broker would not be held to such a price in an actual transaction. The non-binding nature of consensus pricing and/or quotes accompanied by disclaimer materially reduces the reliability of such information.

Determining fair value requires that judgment be applied to the specific facts and circumstances of each portfolio investment while employing a consistently applied valuation process for the types of investments we make. In determining fair value in good faith, we generally obtain financial and other information from portfolio companies, which may represent unaudited, projected or pro forma financial information. Unlike banks, we are not permitted to provide a general reserve for anticipated loan losses; we are instead required by the 1940 Act to specifically fair value each individual investment on a quarterly basis. We record unrealized appreciation if we believe that the underlying portfolio company has appreciated in value. Likewise, we record unrealized depreciation if we believe that the underlying portfolio company has depreciated in value. As a result, there will be uncertainty as to the value of our portfolio investments.

We adjust quarterly the valuation of our portfolio to reflect our board of directors’ determination of the fair value of each investment in our portfolio. Any changes in fair value are recorded in our statement of operations as net change in unrealized appreciation or depreciation.

At September 30, 2009, most of our portfolio assets were recorded at fair value as determined in good faith by our board of directors. As we invest a greater percentage of our total assets in core assets, more of our portfolio assets will be recorded at fair value as determined in good faith by our board of directors. Our board of directors uses the services of one or more nationally recognized independent valuation firms to aid it in determining the fair value of these securities. The factors that may be considered in fair value pricing of our investments include the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and cash flows, the markets in which the portfolio company does business, comparison to publicly traded companies and other relevant factors. Because valuations may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. Additionally, valuations of private securities and private companies are inherently uncertain. Our net asset value could be adversely affected if our determinations regarding the fair value of our investments were materially higher than the values that we ultimately realize upon the disposal of such securities.

The lack of liquidity in our investments may adversely affect our business.

We may acquire our core investments directly from the issuer in privately negotiated transactions. Substantially all of these securities are subject to legal and other restrictions on resale or are otherwise less liquid than publicly traded securities. We typically exit our investments when the portfolio company has a liquidity event such as a sale, recapitalization, or initial public offering of the company, but we are not required to do so.

The illiquidity of our investments may make it difficult or impossible for us to sell such investments if the need arises, particularly in light of current market developments in which investor appetite for illiquid securities has substantially diminished. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded our investments. In addition, we may face other restrictions on our ability to liquidate an investment in a portfolio company to the extent that we have material non-public information regarding such portfolio company.

Securities purchased by us that are liquid at the time of purchase may subsequently become illiquid due to events relating to the issuer of the securities, market events, economic conditions or investor perceptions. Domestic and foreign markets are complex and interrelated, so that events in one sector of the world markets or economy, or in one geographical region, can reverberate and have materially negative consequences for other market, economic or regional sectors in a manner that may not be foreseen and which may materially harm our business.

A general disruption in the credit markets could materially damage our business.

We are susceptible to the risk of significant loss if we are forced to discount the value of our investments in order to provide liquidity to meet our liability maturities. Our borrowings under our credit facility are collateralized by the assets in our investment portfolio. A general disruption in the credit markets could result in a diminished appetite for our securities. In addition, with respect to over-the-counter traded securities, the continued viability of any over-the-counter secondary market depends on the continued willingness of dealers and other participants to purchase the securities.

If the fair value of our assets declines substantially, we may fail to maintain the asset coverage ratios stipulated by the 1940 Act, which could, in turn, cause us to lose our status as a business development company and materially impair our business operations. Our liquidity could be impaired further by an inability to access the capital markets or to draw down our credit facility. These situations may arise due to circumstances that we may be unable to control, such as a general disruption in the credit markets, a severe decline in the value of the U.S. dollar, a sharp economic downturn or an operational problem that affects third parties or us, and could materially damage our business.

We rely in part on our senior secured securities to provide us with adequate liquidity, but even these securities face liquidity constraints under current market conditions.

The market for senior secured debt securities and other over-the-counter traded securities has weakened as the viability of any over-the-counter secondary market depends on the continued willingness of dealers and other participants to purchase the securities. This demand has slackened under current market conditions.

RISKS RELATED TO OUR INVESTMENTS

Our investments in prospective portfolio companies may be risky, and you could lose all or part of your investment.

We intend to invest primarily in mezzanine debt, senior secured loans, and selected equity investments issued by U.S. middle-market companies.

Mezzanine Debt: Our mezzanine debt investments will generally be subordinated to senior secured loans and will generally be unsecured or have a subordinated secured interest. This may result in an above average amount of risk and volatility or a loss of principal. These investments may involve additional risks that could adversely affect our investment returns. To the extent interest payments associated with such debt are deferred, such debt may be subject to greater fluctuations in valuations, and such debt could subject us and our stockholders to non-cash income. Since we will not receive cash prior to the maturity of some of our mezzanine debt investments, such investments may be of greater risk than cash paying loans.

Senior Secured Loans: When we extend senior secured loans, we will generally take a security interest in the available assets of these portfolio companies, including the equity interests of their subsidiaries, although this will not always be the case. We expect this security interest, if any, to help mitigate the risk that we will not be repaid. However, there is a risk that the collateral securing our loans may decrease in value over time, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital. Also, in some circumstances, our lien could be subordinated to claims of other creditors. In addition, deterioration in a portfolio company’s financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the loan. Consequently, the fact that a loan is secured does not guarantee that we will receive principal and interest payments according to the loan’s terms, or at all, or that we will be able to collect on the loan should we be forced to enforce our remedies.

Equity Investments: We have made and expect to continue to make selected equity investments. In addition, when we invest in mezzanine debt or senior secured loans, we may acquire warrants to purchase equity investments from time to time. Our goal is ultimately to dispose of these equity investments and realize gains upon our disposition of such interests. However, the equity investments we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity investments, and any gains that we do realize on the disposition of any equity investments may not be sufficient to offset any other losses we experience.

In addition, investing in middle-market companies involves a number of significant risks, including:

•

companies may have limited financial resources and may be unable to meet their obligations under their debt securities that we hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of us realizing any guarantees we may have obtained in connection with our investment;

•

they typically have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and changing market conditions, as well as general economic downturns;

•

they are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our portfolio company and, in turn, on us;

•

they generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. In addition, our executive officers, directors and our Investment Adviser may, in the ordinary course of business, be named as defendants in litigation arising from our investments in the portfolio companies; and

•	they may have difficulty accessing the capital markets to meet future capital needs, which may limit their ability to grow or to repay their outstanding indebtedness upon maturity.

We may invest up to 30% of our assets in investments that are not qualifying assets for business development companies under the 1940 Act. If we do not invest a sufficient portion of our assets in qualifying assets, we could be precluded from investing in assets that we deem to be attractive.

As a business development company, we may not acquire any asset other than qualifying assets, as defined under the 1940 Act, unless at the time the acquisition is made such qualifying assets represent at least 70% of the value of our total assets. Qualifying assets include investments in U.S. operating companies whose securities are not listed on a national securities exchange and companies listed on a national securities exchange subject to a market capitalization limit of $250 million. Qualifying assets also include cash, cash items, government securities and high quality debt securities maturing in one year or less from the time of investment. See “Regulation” in this prospectus for a complete list of the qualifying assets in which we may invest.

We believe that most of our senior secured loans and mezzanine debt investments will constitute qualifying assets. However, we may be precluded from investing in what we believe are attractive investments if such investments are not qualifying assets for purposes of the 1940 Act. If we do not invest a sufficient portion of our assets in qualifying assets, we will be prohibited from making any additional investment that is not a qualifying asset and could be forced to forgo attractive investment opportunities. Similarly, these rules could prevent us from making follow-on investments in existing portfolio companies (which could result in the dilution of our position) or could require us to dispose of investments at inappropriate times in order to comply with the 1940 Act. If we need to dispose of such investments quickly, it would be difficult to dispose of such investments on favorable terms. For example, we may have difficulty in finding a buyer and, even if we do find a buyer, we may have to sell the investments at a substantial loss.

We are a non-diversified investment company within the meaning of the 1940 Act, and therefore we generally are not limited with respect to the proportion of our assets that may be invested in securities of a single issuer.

We are classified as a non-diversified investment company within the meaning of the 1940 Act, which means that we are not limited by the 1940 Act with respect to the proportion of our assets that we may invest in securities of a single issuer, excluding limitations on stakeholdings in investment companies. To the extent that we assume large positions in the securities of a small number of issuers, our net asset value may fluctuate to a greater extent than that of a diversified investment company as a result of changes in the financial condition or the market’s assessment of the issuer. We may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company. Beyond our income tax diversification requirements, we do not have fixed guidelines for diversification, and our investments could be concentrated in relatively few portfolio companies.

Economic recessions or downturns could impair our portfolio companies and harm our operating results.

We are in a prolonged recession. Many of our portfolio companies are susceptible to economic slowdowns or recessions and may be unable to repay our loans during these periods. Therefore, our non-performing assets are likely to increase, and the value of our portfolio is likely to decrease during these periods. Adverse economic conditions also may decrease the value of collateral securing some of our loans and the value of our equity investments. Economic slowdowns or recessions could lead to financial losses in our portfolio and a material decrease in revenues, net income and assets. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events could prevent us from increasing investments and materially harm our operating results.

A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and potential termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize our portfolio company’s ability to meet its obligations under the debt securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting portfolio company. Depending on the facts and circumstances of our investments and the extent of our involvement in the management of a portfolio company, upon the bankruptcy of a portfolio company, a bankruptcy court may recharacterize our debt investments as equity investments and subordinate all or a portion of our claim to that of other creditors. This could occur even though we may have structured our investment as senior secured loans.

If we fail to make follow-on investments in our portfolio companies, this could impair the value of our portfolio.

Following an initial investment in a portfolio company, we may make additional investments in that portfolio company as “follow-on” investments, in order to:

•	increase or maintain in whole or in part our equity ownership percentage;

•	exercise warrants, options or convertible securities that were acquired in the original or subsequent financing; or

•	attempt to preserve or enhance the value of our investment. We may elect not to make follow-on investments or otherwise lack sufficient funds to make those investments.

We have the discretion to make any follow-on investments, subject to the availability of capital resources. Any failure to make follow-on investments may, in some circumstances, jeopardize the continued viability of a portfolio company and our initial investment, or may result in a missed opportunity for us to increase our participation in a successful operation. Even if we have sufficient capital to make a desired follow-on investment, we may elect not to make a follow-on investment because we may not want to increase our concentration of risk, because we prefer other opportunities, or because we are inhibited by compliance with business development company requirements or the desire to maintain our tax status.

Because we do not generally hold controlling equity interests in our portfolio companies, we may not be in a position to exercise control over our portfolio companies or to prevent decisions by management of our portfolio companies that could decrease the value of our investments.

Although we may do so in the future, we do not currently have controlling equity positions in our portfolio companies. As a result, we are subject to the risk that a portfolio company may make business decisions with which we disagree, and the stockholders and management of a portfolio company may take risks or otherwise act in ways that are adverse to our interests. Due to the lack of liquidity for the debt and equity investments that we typically hold in our portfolio companies, we may not be able to dispose of our investments in the event we disagree with the actions of a portfolio company, and may therefore suffer a decrease in the value of our investments.

An investment strategy focused primarily on privately held companies presents certain challenges, including the lack of available information about these companies, a dependence on the talents and efforts of only a few key portfolio company personnel and a greater vulnerability to economic downturns.

We have invested and intend to continue to invest primarily in privately held companies. Generally, little public information exists about these companies, and we will rely on the ability of our Investment Adviser’s investment professionals to obtain adequate information to evaluate the potential returns from investing in these companies. If they are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and we may lose money on our investments.

Also, privately held companies frequently have less diverse product lines and smaller market presence than larger competitors. These factors could materially adversely affect our investment returns as compared to companies investing primarily in the securities of public companies.

Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.

We invest primarily in mezzanine debt, senior secured loans and equity investments issued by our portfolio companies. The portfolio companies usually will have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt securities in which we invest. By their terms, such debt instruments may provide that the holders are entitled to receive payment of interest or principal on or before the dates on which we are entitled to receive payments in respect of the debt securities in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution in respect of our investment. After repaying such senior creditors, the portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt securities in which we invest, we would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.

Our incentive fee may induce the Investment Adviser to make speculative investments.

The incentive fee payable by us to PennantPark Investment Advisers may create an incentive for PennantPark Investment Advisers to make investments on our behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement. The incentive fee payable to our Investment Adviser is calculated based on a percentage of our return on invested capital. This may encourage our Investment Adviser to use leverage to increase the return on our investments. Under certain circumstances, the use of leverage may increase the likelihood of default, which would disfavor the holders of our common stock. In addition, our Investment Adviser will receive the incentive fee based, in part, upon net capital gains realized on our investments. Unlike that portion of the incentive fee based on income, there is no hurdle applicable to the portion of the incentive fee based on net capital gains. As a result, the Investment Adviser may have a tendency to invest more capital in investments that are likely to result in capital gains as compared to income producing securities. Such a practice could result in our investing in more speculative securities than would otherwise be the case, which could result in higher investment losses, particularly during economic downturns.

We may make investments that cause our shareholders to bear investment advisory fees and other expenses on such investments in addition to our management fees and expenses.

We may invest, to the extent permitted by law, in the securities and instruments of other investment companies and companies that would be investment companies but are excluded from the definition of investment company provided in Section 3(c) of the 1940 Act. To the extent we so invest, we will bear our ratable share of any such investment company’s expenses, including management and performance fees. We will also remain obligated to pay investment advisory fees, consisting of a base management fee and incentive fees, to PennantPark Investment Advisers with respect to investments in the securities and instruments of other investment companies under our Investment Management Agreement. With respect to any such investments, each of our stockholders will bear his or her share of the investment advisory fees of PennantPark Investment Advisers as well as indirectly bearing the investment advisory fees and other expenses of any investment companies in which we invest.

We may be obligated to pay our Investment Adviser incentive compensation even if we incur a loss.

Our investment adviser is entitled to incentive compensation for each fiscal quarter in an amount equal to a percentage of the excess of our investment income for that quarter (before deducting incentive compensation, net operating losses and certain other items) above a threshold return for that quarter. Our pre-incentive fee net investment income for incentive compensation purposes excludes realized and unrealized capital losses that we may incur in the fiscal quarter, even if such capital losses result in a net loss on our statement of operations for that quarter. Thus, we may be required to pay our manager incentive compensation for a fiscal quarter even if there is a decline in the value of our portfolio or we incur a net loss for that quarter.

Our investments in foreign debt securities may involve significant risks in addition to the risks inherent in U.S. investments.

Our investment strategy contemplates potential investments in securities of companies located outside of the United States. Investing in companies located outside of the United States may expose us to additional risks not typically associated with investing in U.S. companies. These risks include changes in exchange control regulations, political and social instability, expropriation, imposition of foreign taxes, less liquid markets and less available information than is generally the case in the United States, higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility.

Although most of our investments will be U.S. dollar-denominated, any investments denominated in a foreign currency will be subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation, and political developments. We may employ hedging techniques to minimize these risks, but we can offer no assurance that we will, in fact, hedge currency risk or, that if we do, such strategies will be effective.

We may expose ourselves to risks if we engage in hedging transactions.

If we engage in hedging transactions, we may expose ourselves to risks associated with such transactions. We may borrow under a credit facility in currencies selected to minimize our foreign currency exposure or use instruments such as forward contracts, currency options and interest rate swaps, caps, collars and floors to seek to hedge against fluctuations in the relative values of our portfolio positions from changes in currency exchange rates and market interest rates. Hedging against a decline in the values of our portfolio positions does not eliminate the possibility of fluctuations in the values of such positions or prevent losses if the values of such positions decline. However, such hedging can establish other positions designed to gain from those same developments, thereby offsetting the decline in the value of such portfolio positions. Such hedging transactions may also limit the opportunity for gain if the values of the underlying portfolio positions should increase. Moreover, it may not be possible to hedge against an exchange rate or interest rate fluctuation that is so generally anticipated that we are not able to enter into a hedging transaction at an acceptable price.

While we may enter into such transactions to seek to reduce currency exchange rate and interest rate risks, unanticipated changes in currency exchange rates or interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged may vary. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss. In addition, it may not be possible to hedge fully or perfectly against currency fluctuations affecting the value of securities denominated in non-U.S. currencies because the value of those securities is likely to fluctuate as a result of factors not related to currency fluctuations.

Provisions of the Maryland General Corporation Law and of our charter and bylaws could deter takeover attempts and have an adverse impact on the price of our common stock.

The Maryland General Corporation Law, our charter and our bylaws contain provisions that may discourage, delay or make more difficult a change in control of PennantPark Investment or the removal of our directors. We are subject to the Maryland Business Combination Act, the application of which is subject to any applicable requirements of the 1940 Act. Our board of directors has adopted a resolution exempting us from the Business Combination Act any business combination between us and any other person, subject to prior approval of such business combination by our board, including approval by a majority of our disinterested directors. If the resolution exempting business combinations is repealed or our board does not approve a business combination, the Business Combination Act may discourage third parties from trying to acquire control of us and increase the difficulty of consummating such an offer. Our bylaws exempt from the Maryland Control Share Acquisition Act acquisitions of our common stock by any person. If we amend our bylaws to repeal the exemption from the Control Share Acquisition Act, the Control Share Acquisition Act also may make it more difficult for a third party to obtain control of us and increase the difficulty of consummating such an offer.

We have also adopted other measures that may make it difficult for a third party to obtain control of us, including provisions of our charter classifying our board of directors in three classes serving staggered three-year terms, and provisions of our charter authorizing our board of directors to classify or reclassify shares of our stock in one or more classes or series, to cause the issuance of additional shares of our stock, and to amend our charter, without stockholder approval, to increase or decrease the number of shares of stock that we have authority to issue. These provisions, as well as other provisions of our charter and bylaws, may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of our stockholders.

RISKS RELATING TO AN INVESTMENT IN OUR COMMON STOCK

We have obtained and may again obtain, the approval of our stockholders to issue shares of our common stock at prices below the then current net asset value per share of our common stock. We have also issued, and in the future we may again issue shares of our common stock at a price below the then current net asset value per share of common stock. Any such issuance could materially dilute your interest in our common stock and reduce our net asset value per share.

On August 25, 2009 our stockholders approved a proposal that authorizes us to sell shares of our common stock below the then current net asset value per share of our common stock in one or more offerings for a period of 12 months. This proposal would allow us to access the capital markets in a way that we were previously unable to as a result of restrictions that, absent stockholder approval, apply to business development company under the 1940 Act. Any decision to sell shares of our common stock below the then current net asset value per share of our common stock in one or more offerings is subject to the determination by our board of directors that such issuance and sale is in our and our stockholders’ best interests.

Any sale or other issuance of shares of our common stock at a price below net asset value per share would result in an immediate dilution to your interest in our common stock and a reduction of our net asset value per share. This dilution would occur as a result of a proportionately greater decrease in a stockholder’s interest in our earnings and assets and voting interest in us than the increase in our assets resulting from such issuance. Because the number of shares of common stock that may be issued below our net asset value per share and the price and timing of such issuances are not currently known, we cannot predict the actual dilutive effect of any such issuance. We also cannot determine the resulting reduction in our net asset value per share of any such issuance at this time. We caution you that such effects may be material, and we undertake to describe all the material risks and dilutive effects of any offering that we make at a price below our then current net asset value in the future in a prospectus supplement issued in connection with any such offering.

We may offer our shares of common stock in a public offering at-the-market to a select group of investors, in which case you may not be able to participate in such offering and you will experience dilution unless you purchase additional shares of our common stock in secondary market at the same or lower price.

Because we intend to distribute substantially all of our income to our stockholders to maintain our status as a RIC, we will need to raise additional capital to finance our growth. If funds are not available to us, we may need to curtail new investments, and our common stock value could decline.

In order to satisfy the requirements applicable to a RIC, we intend to distribute to our stockholders substantially all of our net ordinary income and net capital gain income except for certain net long-term capital gains, some or all of which we may retain, pay applicable income taxes with respect thereto and elect to treat as deemed distributions to our stockholders. As a result, such earnings and gains will not be available to fund new investments.

As a business development company, we generally are required to meet a coverage ratio of total assets to total senior securities, which includes all of our borrowings and any preferred stock we may issue in the future, of at least 200% of indebtedness. This requirement limits the amount we may borrow. If the value of our assets declines, we may be unable to satisfy this test. If that happens, we may be required to sell a portion of our investments or sell additional common stock and, depending on the nature of our leverage, to repay a portion of our indebtedness at a time when such sales and repayments may be disadvantageous. In addition, the issuance of additional securities could dilute the percentage ownership of our current stockholders in us. If we fail to obtain additional capital to fund our investments, this could limit our ability to grow and have an adverse effect on the value of our securities.

There is a risk that our stockholders may not receive distributions or that our distributions may not grow over time.

We intend to make distributions on a quarterly basis to our stockholders out of assets legally available for distribution. We cannot assure you that we will achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions. In addition, due to the asset coverage test applicable to us as a business development company, we may be limited in our ability to make distributions. Further, if more stockholders opt to receive cash dividends and other distributions rather than participate in our dividend reinvestment plan, we may be forced to liquidate some of our investments and raise cash in order to make distribution payments, which could materially harm our business. Finally, to the extent we make distributions to stockholders which include a return of capital, that portion of the distribution essentially constitutes a return of the stockholders’ investment. Although such return of capital may not be taxable, such distributions may increase an investor’s tax liability for capital gains upon the future sale of our common stock.

Investing in our shares may involve an above average degree of risk.

The investments we make in accordance with our investment objectives may result in a higher amount of risk and volatility than alternative investment options or loss of principal. Our investments in portfolio companies may be highly speculative and aggressive and therefore, an investment in our shares may not be suitable for someone with lower risk tolerance.

We may allocate the net proceeds from an offering in ways with which you may not agree.

We have significant flexibility in investing the net proceeds of an offering and may use the net proceeds from an offering in ways with which you may not agree or for purposes other than those contemplated at the time of the offering.

Our shares may trade at discounts from net asset value or at premiums that are unsustainable over the long term.

Shares of business development companies may trade at a market price that is less than the net asset value that is attributable to those shares. Our shares have traded above and below our NAV. Our shares traded on NASDAQ Global Select Market at $8.11 and $7.41 as of September 30, 2009 and 2008, respectively. Our NAV was $11.85 and $10.00, as of September 30, 2009 and 2008, respectively. The possibility that our shares of common stock will trade at a discount from net asset value or at a premium that is unsustainable over the long term is separate and distinct from the risk that our net asset value will decrease. It is not possible to predict whether our shares will trade at, above or below net asset value in the future.

The market price of our common stock may fluctuate significantly.

The market price and liquidity of the market for shares of our common stock may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include:

•

significant volatility in the market price and trading volume of securities of business development companies or other companies in our sector, which are not necessarily related to the operating performance of these companies;

•	changes in regulatory policies or tax guidelines, particularly with respect to RICs or business development companies;

•	any loss of RIC status;

•	changes in earnings or variations in operating results;

•	changes in the value of our portfolio of investments;

•	any shortfall in revenue or net income or any increase in losses from levels expected by investors or securities analysts;

•	the inability of our Investment Adviser to employ additional experienced investment professionals or the departure of any of the Investment Adviser’s key personnel;

•	operating performance of companies comparable to us;

•	general economic trends and other external factors; and

•	loss of a major funding source.

Since our initial listing on the NASDAQ Global Select Market, our shares of common stock have traded at a wide range of prices. We can offer no assurance that our shares of common stock will not display similar volatility in future periods.

We may be unable to invest the net proceeds raised from offerings on acceptable terms, which would harm our financial condition and operating results.

Until we identify new investment opportunities, we intend to either invest the net proceeds of future offerings in cash equivalents, U.S. government securities and other high-quality debt investments that mature in one year or less or use the net proceeds from such offerings to reduce then-outstanding obligations under our credit facility. We cannot assure you that we will be able to find enough appropriate investments that meet our investment criteria or that any investment we complete using the proceeds from an offering will produce a sufficient return.

Sales of substantial amounts of our securities may have an adverse effect on the market price of our securities.

Sales of substantial amounts of our securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for our securities. If this occurs and continues it could impair our ability to raise additional capital through the sale of securities should we desire to do so.

FORWARD-LOOKING STATEMENTS

This prospectus contains statements that constitute forward-looking statements, which relate to future events or our future performance or financial condition. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about our industry, our beliefs and our assumptions. The forward-looking statements contained in this prospectus involve risks and uncertainties, including statements as to:

•	our future operating results;

•	our business prospects and the prospects of our prospective portfolio companies;

•	the dependence of our future success on the general economy and its impact on the industries in which we invest;

•	the impact of a protracted decline in the liquidity of credit markets on our business;

•	the impact of investments that we expect to make;

•	the impact of fluctuation in interest rates on our business;

•	our contractual arrangements and relationships with third parties;

•	the valuation of our investments in portfolio companies, particularly those having no liquid trading market;

•	the ability of our prospective portfolio companies to achieve their objectives;

•	our expected financings and investments;

•	the adequacy of our cash resources and working capital;

•	the timing of cash flows, if any, from the operations of our prospective portfolio companies; and

•	the ability of our Investment Adviser to locate suitable investments for us and to monitor and administer our investments.

We use words such as “anticipates,” “believes,” “expects,” “intends,” “seeks” and similar expressions to identify forward-looking statements. Undue influence should not be placed on the forward looking statements as our actual results could differ materially from those projected in the forward-looking statements for any reason, including the factors set forth in our preliminary prospectus entitled “Risk Factors” and elsewhere.

We have based the forward-looking statements included in this prospectus on information available to us on the date of this prospectus, and we assume no obligation to update any such forward-looking statements. Although we undertake no obligation to revise or update any forward-looking statements in this prospectus, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that we may make directly to you or through supplemental prospectus that we in the future may file with the Securities and Exchange Commission, or the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

USE OF PROCEEDS

We may use the net proceeds from selling securities pursuant to this prospectus to reduce outstanding obligations under our credit facility and any such use may dilute our net asset value per share. We may also use such proceeds to invest in new or existing portfolio companies, or for other general corporate purposes. Any supplements to this prospectus relating to an offering may more fully indentify the use of the proceeds from such offering.

As of September 30, 2009, we had $74.9 million unused and $225.1 million in borrowings outstanding (including a temporary draw of $7.0 million) under our $300.0 million credit facility. Borrowings under our credit facility bear interest at an annual rate equal to LIBOR + 100 basis points per annum. At September 30, 2009, this corresponded to a weighted average interest rate at that time of 1.31% exclusive of the fee on undrawn commitment of 0.20%. The credit facility is a five-year revolving facility with a stated maturity date of June 25, 2012 and is secured by substantially all of the assets in our investment portfolio. Amounts repaid under our credit facility will remain available for future borrowings.

We may invest the proceeds from an offering of securities in new or existing portfolio companies, and such investments may take up to two years from the closing of such offering, in part because privately negotiated investments in illiquid securities or private middle-market companies require substantial due diligence and structuring. During this period, we may use the net proceeds from our offering to reduce then-outstanding obligations under our credit facility, which may dilute our net asset value per share, or to invest such proceeds in cash equivalents, U.S. government securities and other high-quality debt investments that mature in one year or less. We expect to earn yields on such investments, if any, that are lower than the interest income that we anticipate receiving in respect of investments in our core assets. As a result, any distributions we make during this investment period may be lower than the distributions that we would expect to pay when such proceeds are fully invested in core assets. The management fee payable by us will not be reduced while our assets are invested in any such securities. See “Regulation—Temporary Investments” for additional information about temporary investments we may make prior to investing in core assets.

SELECTED FINANCIAL DATA

We have derived the annual financial information below from our audited and unaudited financial data and, in the opinion of management, such information reflects all adjustments (consisting of normal recurring adjustments) that are necessary to present fairly the results of such periods. The Statement of operations data, Per share data and Balance sheet data for the years ended September 30, 2009 and 2008, and for the period from January 11, 2007 (inception) through September 30, 2007 are derived from our financial statements which have been audited by KPMG LLP, our independent registered public accounting firm. This selected financial data should be read in conjunction with our financial statements and related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Regulation—Senior Securities” included elsewhere in this prospectus.

	Year ended September 30, 2009		Year ended September 30, 2008		For the period from January 11, 2007 (inception) through September 30, 2007
(Dollar amounts in thousands, except per share data)
Statement of operations data:
Total investment income	$45,119		$39,811		$13,107
Net expenses before base management fee waiver	22,400		21,676		6,444
Net expenses after base management fee waiver(1)	22,400		21,255		5,803
Net investment income	22,719		18,556		7,304
Net realized and unrealized gain (loss)	13,083		(59,259)		(24,004)
Net increase/(decrease) in net assets resulting from operations	35,802		(40,703)		(16,699)

Per share data:
Net asset value (at period end)	11.85		10.00		12.83
Net investment income(2)	1.08		0.88		0.35
Net realized and unrealized gain (loss)(2)	0.62		(2.81)		(1.15)
Net increase/(decrease) in net assets resulting from operations(2)	1.70		(1.93)		(0.80)
Distributions declared(2),(6)	(0.96)		(0.90)		(0.36)

Balance sheet data (at period end):
Total assets	512,381		419,811		555,008
Total investment portfolio	469,760		372,148		291,017
Borrowings outstanding	175,475	(5)	202,000		10,000
Payable for investments and unfunded investments	25,821		—		273,339
Total net asset value	300,580		210,728		270,393

Other data:
Total return(3)	30.39%		(38.58)%		(8.29)%
Number of portfolio companies (at period end)	42	(4)	37	(4)	38	(4)
Yield on debt portfolio (at period end)	11.4	%(4)	11.1	%(4)	10.1	%(4)

(1)	The base management fee waiver was in effect from Inception through March 31, 2008.

(2)	Net investment income and net realized and change in unrealized losses per share data are calculated based on the weighted average shares outstanding for the respective periods.

(3)	Total return is based on the change in market price per share and takes into account dividends and distributions, if any, reinvested in accordance with our dividend reinvestment plan.

(4)	Unaudited.

(5)	At fair value.

(6)	Determined based on taxable income calculated in accordance with income tax regulations which may differ from amounted determined under accounting principles generally accepted in the United States of America.

Selected Quarterly Data (Unaudited)

(dollar amounts in thousands, except per share data)

	2009
	Q4	Q3	Q2	Q1
Total investment income	$11,847	$10,770	$10,425	$12,077
Net investment income (loss)	$6,018	$5,666	$5,267	$5,768
Net realized and unrealized gain (loss)	$20,162	$(6,486)	$36,932	$(37,525)
Net increase (decrease) in net assets resulting from operations	$26,180	$(820)	$42,199	$(31,757)
Earnings per common share	$1.25	$(0.04)	$2.00	$(1.51)
Net asset value per share at the end of the quarter	$11.85	$11.72	$12.00	$10.24
Market value per share at the end of the quarter	$8.11	$7.10	$3.75	$3.61

	2008
	Q4	Q3	Q2	Q1
Total investment income	$11,431	$9,662	$9,714	$9,004
Net investment income (loss)	$5,434	$3,941	$4,449	$4,732
Net realized and unrealized gain (loss)	$(16,475)	$11,263	$(37,778)	$(16,269)
Net increase (decrease) in net assets resulting from operations	$(11,041)	$15,204	$(33,329)	$(11,537)
Earnings per common share	$(0.53)	$0.72	$(1.58)	$(0.54)
Net asset value per share at the end of the quarter	$10.00	$10.77	$10.26	$12.07
Market value per share at the end of the quarter	$7.41	$7.21	$8.51	$10.02

	2007
	Q4	Q3	Q2*
Total investment income	$6,909	$5,425	$773
Net investment income (loss)	$4,348	$3,208	$(251)
Net realized and unrealized gain (loss)	$(18,870)	$(5,152)	$18
Net increase (decrease) in net assets resulting from operations	$(14,522)	$(1,944)	$(234)
Earnings per common share	$(0.70)	$(0.09)	$(0.01)
Net asset value per share at the end of the quarter	$12.83	$13.74	$12.08
Market value per share at the end of the quarter	$13.40	$14.04	— (1)

*	From January 11, 2007 (inception of operations)

(1)	Our common shares began trading on April 19, 2007.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with the selected financial data and our financial statements and notes thereto appearing elsewhere in this prospectus.

Overview

PennantPark was organized under the Maryland General Corporation Law in January 2007. We are an externally managed, closed-end, non-diversified investment company that has elected to be treated as a business development company under the 1940 Act. As such, we are required to comply with certain regulatory requirements. For instance, we generally have to invest at least 70% of our total assets in “qualifying assets,” including securities of U.S. private companies or thinly traded public companies, with a market capitalization of less than $250 million, cash, cash equivalents, U.S. government securities and high-quality debt investments that mature in one year or less.

Our investment activities are managed by PennantPark Investment Advisers and supervised by our board of directors, a majority of whom are independent of us and PennantPark Investment Advisers. Under our Investment Management Agreement, we have agreed to pay our Investment Adviser an annual base management fee based on our average adjusted gross total assets as well as an incentive fee based on our investment performance. We have also entered into an Administration Agreement with PennantPark Investment Administration. Under our Administration Agreement, we have agreed to reimburse the Administrator for our allocable portion of overhead and other expenses incurred by the Administrator in performing its obligations under our Administration Agreement, including rent and our allocable portion of the costs of compensation and related expenses of our chief compliance officer, chief financial officer and their respective staffs.

Our investment objectives are to generate both current income and capital appreciation through debt and equity investments primarily in U.S. middle-market private companies in the form of mezzanine debt, senior secured loans, and equity investments. We consider our core assets, by value and investment focus, to consist of subordinated debt, second lien debt, certain senior secured investments, and to a lesser extent equity investments. The companies in which we invest are typically highly leveraged, often as a result of leveraged buy-outs or other recapitalization transactions, and, in most cases, are not rated by national rating agencies. If such companies were rated, we believe that they would typically receive a rating below investment grade (between BB and CCC under the Standard & Poor’s system) from the national rating agencies.

We expect that our investments in mezzanine debt, senior secured loans, and other investments will range between $10 million and $50 million each. We expect this investment size to vary proportionately with the size of our capital base.

We are currently operating in a constrained credit market. Our investment activity depends on many factors, including the amount of debt and equity capital available to middle-market companies, the level of merger and acquisition activity for such companies, the general economic environment and the competitive environment for the types of investments we make. The turmoil in the credit markets has adversely affected each of these factors and has resulted in a broad-based reduction in the demand for, and valuation of, high-risk debt instruments. These conditions may present us with attractive investment opportunities, as we believe that there are many middle-market companies that need mezzanine debt and senior secured financing. However, these market conditions may also adversely affect our portfolio valuations and increase the risk of default among our portfolio companies, which could negatively impact our performance. We have used, and will continue to use, the proceeds of our public offerings of securities and of our credit facility in accordance with our investment objectives. We did not experience compromised liquidity during the recent turmoil in the global credit markets because of our ability to sell loans from our senior secured portfolio, our availability under our credit facility, and our ability to access the capital markets to issue common stock.

Revenues

We generate revenue in the form of interest income on the debt securities we hold and capital gains and distributions, if any, on investment securities that we may acquire in portfolio companies. Our debt investments, whether in the form of mezzanine debt or senior secured loans, typically have a term of three to ten years and bear interest at a fixed or floating rate. Interest on debt securities is generally payable quarterly or semiannually. In some cases, some of our investments provide for deferred interest payments or PIK. The principal amount of the debt securities and any accrued but unpaid interest generally becomes due at the maturity date. In addition, we may generate revenue in the form of commitment, origination, structuring or diligence fees, fees for providing managerial assistance and possibly consulting fees. Loan origination fees, original issue discount and market discount or premium are capitalized, and we accrete or amortize such amounts as interest income. We record prepayment premiums on loans and debt securities as interest income. Dividend income, if any, is recognized on an accrual basis to the extent that we expect to collect such amounts.

Expenses

Our primary operating expenses include the payment of management fees to our Investment Adviser, our allocable portion of overhead under our Administration Agreement and other operating costs as detailed below. Our management fee compensates our Investment Adviser for its work in identifying, evaluating, negotiating, consummating and monitoring our investments. Additionally, we pay interest expense on the outstanding debt we accrue under our credit facility. We bear all other costs and expenses of our operations and transactions, including:

•	the cost of calculating our net asset value, including the cost of any third-party valuation services;

•	the cost of effecting sales and repurchases of shares of our common stock and other securities;

•	fees payable to third parties relating to, or associated with, making investments, including fees and expenses associated with performing due diligence and reviews of prospective investments;

•	expenses incurred by the Investment Adviser in performing due diligence and reviews of investments;

•	transfer agent and custodial fees;

•	fees and expenses associated with marketing efforts;

•	federal and state registration fees and any stock exchange listing fees;

•	federal, state and local taxes;

•	independent directors’ fees and expenses;

•	brokerage commissions;

•	fidelity bond, directors and officers/errors and omissions liability insurance and other insurance premiums;

•	direct costs such as printing, mailing, long distance telephone and staff;

•	fees and expenses associated with independent audits and outside legal costs;

•	costs associated with our reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws; and

•

all other expenses incurred by either the Administrator or us in connection with administering our business, including payments under our Administration Agreement that will be based upon our allocable portion of overhead, and other expenses incurred by the Administrator in performing its obligations under our Administration Agreement, including rent and our allocable portion of the costs of compensation and related expenses of our chief compliance officer, chief financial officer and their respective staffs.

We expect our general and administrative operating expenses related to our ongoing operations to remain relatively stable or decline slightly as a percentage of our assets in future periods. Incentive fees, interest expense and costs relating to future offerings of securities would be additive.

The SEC requires that “Total Annual Expenses” be calculated as a percentage of net assets in the chart on page 7 of this prospectus rather than as a percentage of total assets. Total assets include assets that have been funded with borrowed monies (leverage). For reference, the chart below illustrates our “Total Annual Expenses” as a percentage of total assets:

Estimated Annual Expenses (as a Percentage of Total Assets)
Base management fees	2.00	%(1)
Incentive fees payable under the Investment Management Agreement	1.11	%(2)
Interest payments on borrowed funds	0.90	%(3)
Other expenses	0.85	%(4)

Total Annual Expenses	4.86%

(1)	The contractual management fee is calculated at an annual rate of 2.00% of our average adjusted gross total assets. See “Certain Relationships and Transactions—Investment Management Agreement.”

(2)	The portion of incentive fees paid in respect of net investment income is based on actual amounts incurred during the fiscal year ended September 30, 2009. Such incentive fees are based on performance, vary from year to year and are not paid unless our performance exceeds specified thresholds. Incentive fees in respect of net investment income do not include incentive fees in respect of net capital gains. The portion of our incentive fee paid in respect of net capital gains is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory and management agreement, as of the termination date) and equals 20.0% of our realized capital gains, if any, on a cumulative basis from inception through the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees. As we cannot predict our future net investment income or capital gains, the incentive fee paid in future years, if any, may be substantially different than the fee earned during the fiscal year ended September 30, 2009. For more detailed information about the incentive fee, please see the section of this prospectus captioned “Certain Relationships and Transactions—Investment Management Agreement” and Note 3 to our financial statements included in this prospectus.

(3)	As of September 30, 2009, we had $74.9 million unused, subject to maintenance of the applicable total assets to debt ratio of 200%, and $225.1 million in borrowings outstanding under our $300.0 million credit facility. We may use proceeds of an offering of securities under this registration statement to repay outstanding obligations under our credit facility. After completing any such offering, we intend to continue to borrow under our credit facility to finance portfolio investments and are permitted to do so under the terms of our credit facility. We have estimated the interest payments on borrowed funds to take this into account. We caution you that our actual interest expense will depend on prevailing interest rates and our rate of borrowing and may be substantially higher than the estimate provided in this table. For more information, see “Risk Factors—We currently use borrowed funds to make investments and are exposed to the typical risks associated with leverage.”

(4)	“Other Expenses” includes, among other expenses, our general and administrative expenses, professional fees, directors’ fees, insurance costs, expenses of our dividend reinvestment plan and the expenses of the Investment Adviser reimbursable under our Investment Management Agreement and of the Administrator reimbursable under our Administration Agreement. Such expenses are based on actual other expenses for the fiscal year ended September 30, 2009. See our “Statement of Operations” in our financial statements.

Critical Accounting Policies

The discussion of our financial condition and results of operation is based upon our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or “GAAP.” References to the Accounting Standards Codification, or ASC, serve as a single source of accounting literature and are not intended to change accounting literature. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Changes in the economic environment, financial markets and any other parameters used in determining such estimates could cause actual results to differ. In addition to the discussion below, we describe our critical accounting policies in the notes to our financial statements.

Valuation of Portfolio Investments

As a business development company, we generally invest in illiquid securities including debt and equity investments of middle-market companies. All of our investments are recorded using broker/dealers quotes or at fair value as determined in good faith by our board of directors. Our board of directors generally uses market quotations to assess the value of our investments for which market quotations are readily available. We obtain these market values from independent pricing services or at the bid prices obtained from at least two broker/dealers, if available, or by a principal market maker or a primary market dealer. If the board of directors has a bona fide reason to believe any such market quote does not reflect the fair value of an investment, it may independently value such investments by using the valuation procedure that it uses with respect to assets for which market quotations are not readily available. Debt and equity investments that are not publicly traded or whose market prices are not readily available are valued at fair value as determined in good faith by or under the direction of our board of directors. Such determination of fair values involves subjective judgments and estimates. Investments, of sufficient credit quality, purchased within 60 days of maturity are valued at cost plus accreted discount, or minus amortized premium, which approximates value. With respect to unquoted securities, our board of directors, in consultation with independent third party valuation firms, values each investment considering, among other measures, discounted cash flow models, comparisons of financial ratios of peer companies that are public and other factors.

When an external event such as a purchase transaction, public offering or subsequent equity sale occurs in connection with one of our portfolio companies, our board of directors uses the pricing indicated by the external event to corroborate and/or assist us in our valuation of our investment in such portfolio company. Because there are not always readily available markets for most of the investments in our portfolio, we value certain of our portfolio investments at fair value as determined in good faith by our board of directors using a documented valuation policy and a consistently applied valuation process. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may differ significantly from the values that would have been used had a readily available market value existed for such investments, and the differences could be material.

With respect to investments for which market quotations are not readily available, or are readily available but are deemed by our board of directors not reflective of the fair value of the investment, our board of directors undertakes a multi-step valuation process each quarter, as described below:

1)	Our quarterly valuation process begins with each portfolio company or investment being initially valued by the investment professionals of the Investment Adviser responsible for the portfolio investment;

2)	Preliminary valuation conclusions are then documented and discussed with the management of our Investment Adviser;

3)

Our board of directors also engages independent valuation firms to conduct independent appraisals of our investments for which market quotations are not readily available, or are readily available but deemed not reflective of the fair value of an investment. The independent valuation firms review management’s preliminary valuations in light of its own independent assessment and also in light of any market quotations obtained from an independent pricing service, broker, dealer or market maker;

4)	The audit committee of our board of directors reviews the preliminary valuations of the Investment Adviser and that of the independent valuation firms and responds and supplements the valuation recommendations of the independent valuation firms to reflect any comments; and

5)	The board of directors discusses the valuations and determines the fair value of each investment in our portfolio in good faith, based on the input of our Investment Adviser, the independent valuation firms and the audit committee.

In September 2006, the Financial Accounting Standards Board, or FASB, issued guidance on, Fair Value Measurements, ASC 820 (formerly SFAS 157), which clarifies the definition of fair value and requires companies to expand their disclosure about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. ASC 820 requires the use of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 is effective for our fiscal year beginning October 1, 2008 and interim financial statements issued within our fiscal year ending September 30, 2009. ASC 820 did not affect our financial position or results of operations.

ASC 820 classifies the inputs used to measure these fair values into following hierarchy:

Level 1: Inputs that are quoted prices (unadjusted) in active markets for identical assets or liabilities, accessible by us at the measurement date.

Level 2: Inputs that are quoted prices for similar assets or liabilities in active markets, or that are quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term, if applicable, of the financial instrument.

Level 3: Inputs that are unobservable for an asset or liability because they are based on our own assumptions about how market participants would price the asset or liability.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. All of our investments (other than cash and cash equivalents) and long-term credit facility are classified as Level 3.

The inputs into the determination of fair value may require significant management judgment or estimation. Even if observable market data is available, such information may be the result of consensus pricing information or broker quotes which include a disclaimer that the broker would not be held to such a price in an actual transaction. The non-binding nature of consensus pricing and/or quotes accompanied by disclaimer would result in classification as Level 3 information, assuming no additional corroborating evidence was available.

In April 2009, the FASB issued guidance on, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, ASC 820-10-35-51A (formerly FASB Staff Position No. 157-4). ASC 820-10-35-51A amends ASC 820 to provide additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased and includes guidance on identifying circumstances that indicate a transaction is not orderly. It emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique used, the objective of a fair value measurement remains the same that the fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. The guidance in ASC 820-10-35-51A is effective for periods ending after June 15, 2009. PennantPark Investment adopted ASC 820-10-35-51A on June 30, 2009, and it did not have a material impact on our financial statements.

Our investments are generally structured as debt and equity investments in the form of mezzanine debt, senior secured loans, and equity co-investments. The transaction price, excluding transaction costs, is typically the best estimate of fair value at inception. When evidence supports a subsequent change to the carrying value from the original transaction price, adjustments are made to reflect the expected exit values. Ongoing reviews by our Investment Adviser and independent valuation firms are based on an assessment of each underlying investment, incorporating valuations that consider the evaluation of financing and sale transactions with third parties, expected cash flows and market-based information, including comparable transactions, and performance multiples, among other factors. These nonpublic investments are included in Level 3 of the fair value hierarchy.

In February 2007, the FASB issued guidance on, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB 115, ASC 825 (formerly SFAS 159), that permits an entity to choose to measure many financial instruments and certain other items at fair value. ASC 825 applies to all reporting entities and contains financial statement presentation and disclosure requirements for assets and liabilities reported at fair value as a consequence of the election. We adopted ASC 825 on October 1, 2008 and PennantPark Investment has made an irrevocable election to apply the fair value option to our credit facility liability. The fair value option was elected for our credit facility to align the measurement attributes of both the assets and liabilities while mitigating volatility in earnings from using different measurement attributes. Upon our adoption our net asset value increased by $41.8 million, or $1.99 per share, due to the fair value adjustment related to our credit facility. We have used a nationally recognized independent valuation service to measure the fair value of our credit facility in a manner consistent with the valuation process that our board of directors uses to value our investments. After adoption, subsequent changes in the fair value of our credit facility will be recorded in the statement of operations. We have not elected to apply ASC 825 to any other financial assets or liabilities. For the fiscal year ended September 30, 2009, approximately $7.8 million was recorded as a change in unrealized appreciation on the credit facility in the statement of operations.

In August 2009, the FASB released Accounting Standards Update No. 2009-05 (ASU 2009-05) as an update to ASC 820, Measuring Liabilities at Fair Value. ASU 2009-05 provides additional clarity in circumstances where a quoted price in an active market for the identical liability is not available. ASU 2009-05 clarifies that a liability is required to measure fair value by using one or more of the following techniques: (a) the quoted price of the identical liability when traded as an asset; (b) quoted prices for similar liabilities or similar liabilities when traded as an asset; or (c) another valuation technique that is consistent with principles of ASC 820. This update also clarifies that when estimating fair value of a liability, a reporting entity is not required to include a separate adjustment to an input relating to the existence of a restriction that prevents the transfer of the liability. The update also states that both a quoted price in an active market for a liability at the measurement date and the quoted price for the same liability when traded as an asset in an active market when no adjustments are made to the quoted price are Level 1 fair value measurements. We adopted ASU 2009-05 on September 30, 2009 and it did not have a material impact on our financial statements.

Revenue Recognition

We record interest income on an accrual basis to the extent that we expect to collect such amounts. For loans and debt securities with contractual PIK interest, which represents contractual interest accrued and added to the loan balance that generally becomes due at maturity, we will generally not accrue PIK interest if the portfolio company valuation indicates that such PIK interest is not collectible. We do not accrue as a receivable interest on loans and debt securities if we determine that it is probable that we will not be able to collect such interest. Loan origination fees, original issue discount and market discount or premium are capitalized, and we then amortize such amounts as interest income throughout the life of the loan. We record prepayment premiums on loans and debt securities as interest income. We recognize dividend income, if any, on an accrual basis to the extent that we expect to collect such amounts.

Net Realized Gains or Losses and Net Change in Unrealized Appreciation or Depreciation

We measure realized gains or losses by the difference between the net proceeds from the sale and the amortized cost basis of the investment, using the specific identification method, without regard to unrealized appreciation or depreciation previously recognized, but considering unamortized upfront fees and prepayment penalties. Net change in unrealized appreciation or depreciation reflects the change in portfolio investment values during the reporting period, including any reversal of previously recorded unrealized appreciation or depreciation, when gains or losses are realized.

Payment in Kind Interest

We have investments in our portfolio which contain a PIK interest provision. PIK interest is added to the principal balance of the investment and is recorded as income. For us to maintain our status as a RIC, substantially all of this income must be paid out to stockholders in the form of dividends, even though we have not collected any cash with respect to PIK securities.

Federal Income Taxes

We operate so as to qualify to maintain our election to be taxed as a RIC under Subchapter M of the Code and intend to continue to do so. Accordingly, we are not subject to federal income tax on the portion of our taxable income and gains distributed to stockholders. To qualify as a RIC, we are required to distribute at least 90% of our investment company taxable income as defined by the Code.

Because federal income tax regulations differ from GAAP, distributions in accordance with tax regulations may differ from net investment income and realized gains recognized for financial reporting purposes. Differences may be permanent or temporary. Permanent differences are reclassified among capital accounts in the financial statements to reflect their tax character. Temporary differences arise when certain items of income, expense, gain or loss are recognized at some time in the future. Differences in classification may also result from the treatment of short-term gains as ordinary income for tax purposes.

Portfolio and Investment Activity

As of September 30, 2009, our portfolio totaled $469.8 million and consisted of $157.1 million of subordinated debt, $134.4 million of second lien secured debt, $150.6 million of senior secured loans, and $27.7 million of equity investments. Our core assets totaled $427.1 million and consisted of investments in thirty different companies with an average investment size of $14.2 million per company and a weighted average yield of 12.5% on debt investments. Our non-core senior secured loan portfolio totaled $42.7 million and consisted of thirteen different companies (including one company also in our core portfolio) with an average investment size of $3.3 million, and a weighted average yield of 3.1%. Our debt portfolio consisted of 53% fixed-rate and 47% variable-rate investments. Overall, the portfolio had an unrealized depreciation of $27.5 million. Our overall portfolio consisted of forty-two companies with an average investment size of $11.2 million and a weighted average yield on debt investments of 11.4%, and was invested 33% in subordinated debt, 29% in second lien secured debt, 32% in senior secured loans, and 6% in preferred and common equity investments.

As of September 30, 2008, our portfolio totaled $372.1 million and consisted of $166.2 million of subordinated debt, $104.2 million of second lien secured debt, $78.8 million of senior secured loans, and $22.9 million of equity investments. Our core assets totaled $305.5 million and consisted of investments in nineteen different companies with an average investment size of $16.1 million per company and a weighted average yield of 12.5% on debt investments. Our non-core senior secured loan portfolio totaled $66.6 million and consisted of nineteen different companies (including one company also in our core portfolio) with an average investment size of $3.5 million, and a weighted average yield of 5.2%. Our debt portfolio consisted of 45% fixed-rate and 55% variable-rate investments. Overall, the portfolio had an unrealized depreciation of $72.0 million. Our overall portfolio consisted of thirty-seven companies with an average investment size of $10.1 million and a weighted average yield on debt investments of 11.1%, and was invested 45% in subordinated debt, 28% in second lien secured debt, 21% in senior secured loans, and 6% in preferred and common equity investments.

As of September 30, 2007 our portfolio totaled $291.0 million and consisted of $57.3 million of subordinated debt, $67.8 million of second lien secured debt, $158.9 million of senior secured loans, and $7.0 million of equity investments. On September 30, 2007, our core assets totaled $132.1 million and consisted of investments in eight different companies with an average investment size of $16.5 million per company and a weighted average yield of 13.0%. Our senior secured loan portfolio at September 30, 2007 totaled $158.9 million and consisted of 30 different companies with an average investment size of $5.3 million, and a weighted average yield of 7.5%. The overall portfolio had unrealized depreciation of $23.9 million due to recent erosion in the market prices of leveraged finance instruments. On September 30, 2007 our portfolio consisted of 38 companies and was invested 20% in subordinated debt, 23% in second lien secured debt, 55% in senior secured loans, and 2% in equity investments.

Results of operations

Set forth below are our results of operations for the fiscal years ended September 30, 2009 and 2008, and for the period from January 11, 2007 (inception) to September 30, 2007.

Investment Income

Investment income for the fiscal year ended September 30, 2009, was $45.1 million, and was primarily attributable to $24.1 million from subordinated debt investments, $12.2 million from second lien secured debt investments, and $6.0 million from senior secured loan investments for the same period. The remaining investment income was primarily attributed to interest income from net accretion of discount and amortization of premium. The increase in investment income from fiscal year 2008 to 2009 was due to the growth in our overall portfolio.

Investment income for the fiscal year ended September 30, 2008, was $39.8 million, and was primarily attributable to $7.2 million from subordinated debt investments, $14.7 million from second lien secured debt investments, and $16.2 from senior secured loan investments for the same period. The remaining investment income was primarily attributed to interest income from short-term investments and to net accretion of discount and amortization of premium. The increase in investment income from fiscal year 2007 to 2008 was due to the growth of our portfolio and the transition of the portfolio from temporary to long-term investments.

Investment income for the period from January 11, 2007 (inception) through September 30, 2007 was $13.1 million and was primarily attributed to senior secured loan investments.

Expenses

Expenses for the fiscal year ended September 30, 2009, totaled $22.4 million. Base management fee for the same period totaled $7.7 million, performance-based incentive fee totaled $5.7 million, credit facility related expense totaled $4.6 million and general and administrative expenses totaled $4.4 million. The increases in expenses from fiscal year 2008 to 2009 were primarily due to the growth of our portfolio and offset by the reduced borrowing costs under our credit facility.

Net expenses for the fiscal year ended September 30, 2008, totaled $21.2 million. Net base management fee for the same period totaled $6.7 million, performance-based incentive fee totaled $3.8 million, credit facility related expense totaled $6.3 million and general and administrative expenses totaled $4.4 million. The increases in expenses from fiscal year 2007 to 2008 were due to the growth of our portfolio and the incurrence of additional borrowing costs under our credit facility.

Net expenses for the period from January 11, 2007 (inception) through September 30, 2007 were $5.8 million. Of these totals, $1.8 million was attributable to credit facility related expenses, and $2.1 million to general and administrative expenses (including approximately $0.3 million non-recurring, primarily legal and corporate tax expenses). Net base management fee for both periods totaled $1.9 million. PennantPark Investment Advisers did not receive a management or incentive fee for its service performed on our behalf prior to completion of our initial public offering on April 24, 2007.

Net Investment Income

Net investment income totaled $22.7 million or $1.08 per share and $18.6 million or $0.88 per share, respectively, for the fiscal years ended September 30, 2009 and 2008, and $7.3 million or $0.35 per share for the period from January 11, 2007 (inception) through September 30, 2007.

Net Realized Loss

Sales and repayments of long-term investments for the fiscal years ended September 30, 2009 and 2008, totaled $28.0 million and $70.1 million, respectively, and net realized losses totaled $39.2 and $11.2 million, respectively. Sales and repayments of long-term investments for the period from January 11, 2007 (inception) through September 30, 2007 totaled $99.6 million and net realized losses totaled approximately $0.1 million.

Net Unrealized Appreciation (Depreciation) on Investments, Cash Equivalents and Credit Facility

Net unrealized appreciation (depreciation) on investments and cash equivalents totaled $44.5 million, $(48.1) million and $(23.9) million for the fiscal years ended September 30, 2009, 2008 and for the period from January 11, 2007 (inception) through September 30, 2007, respectively. Net unrealized appreciation on credit facility totaled $7.8 million for the fiscal year ended September 30, 2009.

Net Increase/Decrease in Net Assets from Operations

Net increase in net assets resulting from operations totaled $35.8 million, or $1.70 per share, for the fiscal year ended September 30, 2009, primarily due the overall increases in market values for investments held in our portfolio and the decrease in the fair value of our credit facility, offset by realized losses. Net decrease in net assets resulting from operations totaled $40.7 million, or $1.93 per share, for the fiscal year ended September 30, 2008, primarily due to the overall decline in market values for investments held in our portfolio. Net decrease in net assets resulting from operations totaled $16.7 million or $0.80 per share for the period from January 11, 2007 (inception) through September 30, 2007.

Liquidity and Capital Resources

On June 25, 2007, PennantPark Investment entered into a senior secured revolving credit agreement, or our credit facility, among us, various lenders and SunTrust Bank, as administrative agent for the lenders. SunTrust Robinson Humphrey Capital Markets acted as the joint lead arranger and JPMorgan Chase (Chase Lincoln First Commercial successor interest of Bear Stearns Corporate Lending Inc.) acted as joint lead arranger and syndication agent. As of September 30, 2009, we had outstanding borrowings of $225.1 million (including a $7.0 million temporary draw) with a fair value of $175.5 million and a weighted average interest rate at that time of 1.31% exclusive of the fee on undrawn commitment of 0.20%.

Under our credit facility, the lenders agreed to extend us credit in an initial aggregate principal or face amount not exceeding $300.0 million at any one time outstanding. Our credit facility is a five-year revolving facility (with a stated maturity date of June 25, 2012) and is secured by substantially all of our investment portfolio assets. Pricing of borrowings under our credit facility is set at 100 basis points over LIBOR.

The credit facility contains affirmative and restrictive covenants, including: (a) periodic financial reporting requirements, (b) maintenance of a minimum shareholders’ equity of the greater of (i) 40% of the total assets of PennantPark Investment and its subsidiaries as at the last day of any fiscal quarter and (ii) the sum of (A) $120,000,000 plus (B) 25% of the net proceeds from the sale of equity interests in PennantPark Investment and its subsidiaries after the closing date of the credit facility, (c) maintenance of a ratio of total assets (less total liabilities other than indebtedness) to total indebtedness, in each case of PennantPark Investment, of not less than 2.0:1.0, (d) maintenance of minimum liquidity standards, (e) limitations on the incurrence of additional indebtedness, (f) limitations on liens, (g) limitations on fundamental corporate changes, (h) limitations on investments (other than PennantPark Investment’s portfolio investments and certain other ordinary course investments), (i) limitations on payments and distributions (other than distributions to PennantPark Investment’s shareholders as contemplated to maintain RIC status), (j) limitations on transactions with affiliates, (k) limitations on engaging in business not contemplated by PennantPark Investment’s investment objectives, and (l) limitations on the creation or existence of agreements that prohibit liens on properties of PennantPark Investment and its subsidiaries. In addition to the asset coverage ratio described in clause (c) of the preceding sentence, borrowings under our credit facility (and the incurrence of certain other permitted debt) will be subject to compliance with a borrowing base that will apply different advance rates to different types of assets in PennantPark Investment’s portfolio.

PennantPark Investment has and may continue to raise additional equity or debt capital through a registered offering off a shelf registration or may securitize a portion of its investments among other considerations. In addition, debt capital, to the extent it is available under stressed credit market conditions, may be issued at a higher cost and on less favorable terms and conditions. Furthermore, our credit facility’s availability depends on (i) our asset coverage, which generally requires that the valuation of our total assets less liabilities other than indebtedness be at least equal to 200% of our indebtedness, (ii) our maintenance of a blended percentage of the values of our portfolio companies, and (iii) restrictions on certain payments and issuance of debt. The primary uses of existing funds and any funds raised in the future is expected to be for the repayment of indebtedness, investments in portfolio companies, cash distributions to our shareholders or for other general corporate purposes.

PennantPark Investment’s liquidity and capital resources are also generated and available from cash flows from operations, including investment sales and repayments, and income earned. On August 25, 2009, our stockholders approved a proposal that authorizes us to sell shares of our common stock below the then current net asset value per share of our common stock in one or more offerings for a period of 12 months. On September 29th, 2009, we sold shares of our common stock below the then current net asset value per share of common stock. Any decisions to sell shares below the then current net assets value per share of our common stock in one or more offerings is subject to the determination by our board of directors that such issuance and sale is in our and our stockholders’ best interests. Any sale or other issuance of shares of our common stock at a price below net asset value per share has resulted and will continue to result in an immediate dilution to your interest in our common stock and a reduction of our net asset value per share.

Our operating activities used cash of $42.4 million for the fiscal year ended September 30, 2009, and our financing activities provided net cash proceeds of $35.4 million for the same period, primarily from both proceeds on a follow-on public offering and net borrowings on our credit facility.

Our operating activities used cash of $390.7 million for the fiscal year ended September 30, 2008, and our financing activities provided cash proceeds of $173.0 million for the same period, primarily from net borrowings under our credit facility.

Our operating activities used cash of $37.9 million for the period from January 11, 2007 (inception) through September 30, 2007 and our financing activities provided cash proceeds of $295.8 million for the same period, primarily from the issuance of our common stock.

Contractual Obligations

As of September 30, 2009, a summary of our significant contractual payment obligations for the repayment of outstanding borrowing under our credit facility maturing in June 2012 is as follows:

	Payments due by period (millions)
	Total		Less than 1 year	1-3 years	3-5 years	More than 5 years
Senior secured revolving credit facility(1)	$225.1	(2)	—	225.1		—

(1)	On September 30, 2009, PennantPark Investment had $74.9 million of unused borrowing capacity under our credit facility, subject to maintenance of the applicable total assets to debt ratio of 200%, maintenance of a blended percentage of the values of our portfolio companies, and restrictions on certain payments and issuance of debt.

(2)	Including a $7.0 million temporary draw.

We have entered into certain contracts under which we have material future commitments. Under our Investment Management Agreement, which was renewed in February 2009, PennantPark Investment Advisers serves as our investment adviser in accordance with our Investment Management Agreement. Payments under our Investment Management Agreement in each reporting period are equal to (1) a management fee equal to a percentage of the value of our gross assets and (2) an incentive fee based on our performance. See “Certain Relationships and Transactions—Investment Management Agreement” and Note 3 to our financial statements for more information.

Under our Administration Agreement, which was renewed in February 2009, PennantPark Investment Administration furnishes us with office facilities and administrative services necessary to conduct our day-to-day operations. If requested to provide managerial assistance to our portfolio companies, PennantPark Investment Administration will be paid an additional amount based on the services provided, which amount will not in any case exceed the amount we receive from the portfolio companies for such services. Payment under our Administration Agreement is based upon our allocable portion of the Administrator’s overhead in performing its obligations under our Administration Agreement, including rent, technology systems, insurance and our allocable portion of the costs of our chief compliance officer, chief financial officer and their respective staff. See “Certain Relationships and Transactions—Administration Agreement” and Note 3 to our financial statements for more information.

If any of our contractual obligations discussed above is terminated, our costs under new agreements that we enter into may increase. In addition, we will likely incur significant time and expense in locating alternative parties to provide the services we expect to receive under our Investment Management Agreement and our Administration Agreement. Any new Investment Management Agreement would also be subject to approval by our stockholders.

Off-Balance Sheet Arrangements

We currently do not engage in any off-balance sheet arrangements, including any risk management of commodity pricing or other hedging practices.

Recent Developments

On August 25, 2009, our common stockholders voted to allow us to issue common stock at a price below the net asset value per share for a period of one year ending August 25, 2010. Our stockholders did not specify a maximum discount below net asset value at which we are able to issue our common stock; however we do not intend to issue shares of our common stock below net asset value unless our board of directors determines that it would be in our stockholders’ best interest to do so. Sales of common stock at prices below net asset value per share dilute the interests of existing stockholders, have the effect of reducing our net asset value per share and may reduce our market price per share. We will describe the risks and dilutive effects of any offering that we make at a price below our then current net asset value in a prospectus supplement issued in connection with any such offering. See “Risk Factors-Risks Related to an Investment in Our Common Stock” and “Sales of Common Stock Below Net Asset Value” in this prospectus for more information.

On September 16, 2009, our board of directors approved an issuance of shares of common stock at a price below our current net asset value per share and at a price per share that approximates the market value of our shares traded on the NASDAQ Global Select Market, less an underwriting discount, at the time of sale. Our board of directors unanimously believed that such issuance was in our best interest and in the best interests of our stockholders. Sales of common stock at prices below net asset value per share dilute the interests of existing stockholders, have the effect of reducing our net asset value per share and may reduce our market price per share. We have described the risks and dilutive effects of any offering that we make at a price below our then current net asset value in connection with any such offering.

On September 29, 2009, PennantPark Investment closed its follow-on public offering and sold 4,300,000 shares of common stock at a price of $8.00 per share, resulting in proceeds, net of underwriting fees and expenses, of $32.5 million. On October 13, 2009, the underwriters of our public offering exercised their over-allotment option under the underwriting agreement and elected to purchase an additional 440,000 shares of common stock at a price of $8.00 per share, resulting in proceeds, net of underwriting fees, of $3.3 million.

Distributions

In order to qualify as a RIC and to not be subject to corporate-level tax on income, we are required, under Subchapter M of the Code, to distribute at least 90% of the sum of our ordinary income and realized net capital gains, if any, to our stockholders on an annual basis. Although not required for us to maintain our RIC tax status, we also must distribute at least 98% of our income (both ordinary income and net capital gains) in order to preclude the imposition of an entity level excise tax.

During the fiscal years ended September 30, 2009 and 2008, and for the period from January 11, 2007 (inception) through September 30, 2007, we paid to stockholders distributions of $0.96, $0.90 and $0.36 per share, respectively, for a total distribution of $20.2 million, $19.0 million and $7.6 million, respectively. We monitor available net investment income to determine if a tax return of capital may occur for the fiscal year. To the extent our taxable earnings fall below the total amount of our distributions for any given fiscal year, a portion of those distributions may be deemed to be a tax return of capital to our common stockholders. Tax characteristics of all distributions will be reported to stockholders on Form 1099-DIV after the end of the calendar year.

We intend to continue to distribute quarterly dividends to our stockholders. Our quarterly dividends, if any, will be determined by our board of directors. Our dividends declared since our inception have been as follows:

	Dividend Declared
Fiscal year ending September 30, 2010
First quarter	$0.25

Fiscal year ended September 30, 2009
Fourth quarter	$0.24
Third quarter	$0.24
Second quarter	$0.24
First quarter	$0.24

Total	$0.96

Fiscal year ended September 30, 2008
Fourth quarter	$0.24
Third quarter	$0.22
Second quarter	$0.22
First quarter	$0.22

Total	$0.90

Fiscal year ended September 30, 2007
Fourth quarter	$0.22
Third quarter	$0.14

Total	$0.36	*

*	$0.00107 per share is a tax return of capital

We can offer no assurance that we will achieve results that will permit the payment of any cash distributions and, if we issue senior securities, we will be prohibited from making distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings.

We maintain an “opt out” dividend reinvestment plan for our common stockholders. As a result, if we declare a dividend, then stockholders’ cash dividends will be automatically reinvested in additional shares of our common stock, unless they specifically “opt out” of the dividend reinvestment plan so as to receive cash dividends.

We may not be able to achieve operating results that will allow us to make dividends and distributions at a specific level or to increase the amount of these dividends and distributions from time to time. In addition, we may be limited in our ability to make dividends and distributions due to the asset coverage test for borrowings when applicable to us as a business development company under the 1940 Act and due to provisions in future credit facilities. If we do not distribute a certain percentage of our income annually, we will suffer adverse tax consequences, including possible loss of RIC status. We cannot assure stockholders that they will receive any dividends and distributions at a particular level.

Quantitative and qualitative disclosure about market risk

We are subject to financial market risks, including changes in interest rates. During the period covered by this report, many of the loans in our portfolio had floating interest rates. These loans are usually based on a floating LIBOR rate and typically have durations of three months after which they reset to current market interest rates.

Assuming that our most recent balance sheet was to remain constant and no actions were taken to alter the existing interest rate sensitivity, a hypothetical immediate 1% change in interest rates may affect net income by more than 1% over a one-year horizon. Although management believes that this measure is indicative of our sensitivity to interest rate changes, it does not adjust for potential changes in the credit market, credit quality, size and composition of the assets on the balance sheet and other business developments that could affect net increase in net assets resulting from operations, or net income. Accordingly, no assurances can be given that actual results would not differ materially from the statement above.

Because we borrow money to make investments, our net investment income is dependent upon the difference between the rate at which we borrow funds and the rate at which we invest these funds. In periods of declining interest rates, our cost of funds would decrease, which may reduce our net investment income. As a result, there can be no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income.

We may hedge against interest rate fluctuations by using standard hedging instruments such as futures, options and forward contracts subject to the requirements of the 1940 Act. While hedging activities may insulate us against adverse changes in interest rates, they may also limit our ability to participate in benefits of lower interest rates with respect to our portfolio of investments with fixed interest rates.

SENIOR SECURITIES

Information about our senior securities is shown in the following table as of September 30, 2009, 2008 and 2007. The information present below has been derived from our financial statements which have been audited by KPMG LLP.

Class and Year	Total Amount Outstanding(1)	Asset Coverage per Unit(2) (unaudited)	Involuntary Liquidating Preference Per Unit(3)	Average Market Value Per Unit(4)
Credit Facility
Fiscal 2009 (as of September 30, 2009)	$225,100	$2,115	N/A	N/A
Fiscal 2008 (as of September 30, 2008)	$202,000	$2,043	N/A	N/A
Fiscal 2007 (as of September 30, 2007)	$10,000	$28,039	N/A	N/A

(1)	Total cost of each class of senior securities outstanding at the end of the period presented (in 000’s).

(2)	The asset coverage ratio for a class of senior securities representing indebtedness is calculated as our consolidated total assets, less all liabilities and indebtedness not represented by senior securities, divided by cost of senior securities representing indebtedness. This asset coverage ratio is multiplied by $1,000 to determine the Asset Coverage Per Unit.

(3)	The amount to which such class of senior security would be entitled upon the involuntary liquidation of the issuer in preference to any security junior to it.

(4)	Not applicable, as senior securities are not registered for public trading.

PRICE RANGE OF COMMON STOCK

Our common stock is traded on the NASDAQ Global Select Market under the symbol “PNNT”. The following table lists the high and low closing sale price for our common stock, the closing sale price as a percentage of net asset value, or NAV, and quarterly dividends per share since shares of our common stock began being regularly quoted on the NASDAQ Global Select Market. On December 31, 2009, the last reported closing price of our common stock was $8.92 per share.

Period	NAV(1)		Closing Sales Price		High Sales Price to NAV(2)		Low Sales Price to NAV(2)		Declared Dividends
			High	Low
Fiscal year ending September 30, 2010
First quarter	$	N/A	$9.15	$7.63	N/A	%	N/A	%	$0.25

Fiscal year ended September 30, 2009
Fourth quarter		11.85	9.06	6.28	76		53		0.24
Third quarter		11.72	7.65	3.85	65		33		0.24
Second quarter		12.00	4.05	2.64	34		22		0.24
First quarter		10.24	7.81	2.35	76		23		0.24

Fiscal year ended September 30, 2008
Fourth quarter		10.00	8.50	5.92	85		59		0.24
Third quarter		10.77	8.60	7.05	80		65		0.22
Second quarter		10.26	11.31	8.38	110		82		0.22
First quarter		12.07	14.49	9.08	120		75		0.22

Fiscal year ended September 30, 2007
Fourth quarter		12.83	14.76	12.61	115		98		0.22
Third quarter*		13.74	15.03	14.04	109		102		0.14

(1)	NAV per share is determined as of the last day in the relevant quarter and therefore may not reflect the NAV per share on the date of the high and low sales prices. The NAVs shown are based on outstanding shares at the end of each period.

(2)	Calculated as of the respective high or low closing sales price divided by the quarter end NAV.

*	From April 24, 2007 (initial public offering) to June 30, 2007.

SALES OF COMMON STOCK BELOW NET ASSET VALUE

At our meeting of stockholders held on August 25, 2009, our stockholders approved our ability to sell shares of our common stock below net asset value (“NAV”) per share in one or more public offerings of our common stock. We now have the ability to sell or otherwise issue our shares of our common stock at any level of discount from NAV per share during the period beginning on August 25, 2009 and expiring on the one year anniversary of the date of the meeting. In making a determination that an offering below NAV per share is in our and our stockholders’ best interests, our board of directors, a majority of our directors who have no financial interest in the sale and a majority of our independent directors consider a variety of factors, including:

•	The effect that an offering below NAV per share would have on our stockholders, including the potential dilution they would experience as a result of the offering;

•	The amount per share by which the offering price per share and the net proceeds per share are less than the most recently determined NAV per share;

•	The relationship of recent market prices of par common stock to NAV per share and the potential impact of the offering on the market price per share of our common stock;

•	Whether the estimated offering price would closely approximate the market value of our shares, less distributing commissions or discounts, and would not be below current market price;

•	The potential market impact of being able to raise capital during the current financial market difficulties;

•	The nature of any new investors anticipated to acquire shares in the offering;

•	The anticipated rate of return on and quality, type and availability of investments; and

•	The leverage available to us, both before and after the offering, and the terms thereof.

Our board of directors will also consider the fact that a sale of shares of common stock at a discount will benefit our Investment Adviser, as the Investment Adviser will earn additional investment management fees on the proceeds of such offerings, as it would from the offering of any other securities of PennantPark Investment or from the offering of common stock at premium to NAV per share.

Sales by us of our common stock at a discount from NAV pose potential risks for our existing stockholders whether or not they participate in the offering, as well as for new investors who participate in the offering.

The following three headings and accompanying tables explain and provide hypothetical examples assuming proceeds are temporarily invested in cash equivalents on the impact of an offering at a price less than NAV per share on three different set of investors:

•	existing shareholders who do not purchase any shares in the offering;

•	existing shareholders who purchase a relatively small amount of shares in the offering or a relatively large amount of shares in the offering; and

•	new investors who become shareholders by purchasing shares in the offering.

Impact on Existing Stockholders who do not Participate in the Offering

Our existing stockholders who do not participate, or who are not given the opportunity or are unable to participate, in an offering below NAV per share or who do not buy additional shares in the secondary market at the same or lower price we obtain in the offering (after expenses and commissions) face the greatest potential risks. All stockholders will experience an immediate decrease (often called dilution) in the NAV of the shares they hold. Stockholders who do not participate in the offering will also experience a disproportionately greater decrease in their participation in our earnings and assets and their voting power than stockholders who do participate in the offering. All stockholders may also experience a decline in the market price of their shares, which often reflects, to some degree, announced or potential increases and decreases in NAV per share. This decrease could be more pronounced as the size of the offering and level of discounts increase.

The following examples illustrate the level of NAV dilution that would be experienced by a nonparticipating stockholder in three different hypothetical common stock offerings of different sizes and levels of discount from NAV per share, although it is not possible to predict the level of market price decline that may occur. Actual sales prices and discounts may differ from the presentation below.

The examples assume that Company XYZ has 1,000,000 shares of common stock outstanding, $15,000,000 in total assets and $5,000,000 in total liabilities. The current NAV and NAV per share are thus $10,000,000 and $10.00, respectively. The table below illustrates the dilutive effect on nonparticipating Stockholder A of (1) an offering of 50,000 shares (5% of the outstanding shares) at $9.50 per share after offering expenses and commission (a 5% discount from NAV); (2) an offering of 100,000 shares (10% of the outstanding shares) at $9.00 per share after offering expenses and commissions (a 10% discount from NAV); and (3) an offering of 200,000 shares (20% of the outstanding shares) at $8.00 per share after offering expenses and commissions (a 20% discount from NAV).

		Example 1 5% Offering at 5% Discount		Example 2 10% Offering at 10% Discount		Example 3 20% Offering at 20% Discount
	Prior to Sale Below NAV	Following Sale	% Change	Following Sale	% Change	Following Sale	% Change
Offering Price
Price per share to public	—	$10.05	—	$9.52	—	$8.47	—
Net offering proceeds per share to issuer	—	$9.50	—	$9.00	—	$8.00	—

Decrease to NAV
Total shares outstanding	1,000,000	1,050,000	5.00%	1,100,000	10.00%	1,200,000	20.00%
NAV per share	$10.00	$9.98	(0.20)%	$9.91	(0.90)%	$9.67	(3.30)%

Dilution to Stockholder
Shares held by stockholder A	10,000	10,000	—	10,000	—	10,000	—
Percentage held by stockholder A	1.0%	0.95%	(5.00)%	0.91%	(9.00)%	0.83%	(17.00)%

Total Asset Values
Total NAV held by stockholder A	$100,000	$99,800	(0.20)%	$99,100	(0.90)%	$96,700	(3.30)%
Total investment by stockholder A (assumed to be $10.00 per share)	$100,000	$100,000	—	$100,000	—	$100,000	—
Total dilution to stockholder A (total NAV less total investment)	—	$(200)	—	$(900)	—	$(3,300)	—

Per Share Amounts
NAV per share held by stockholder A	—	$9.98	—	$9.91	—	$9.67	—
Investment per share held by stockholder A (assumed to be $10.00 per share on shares held prior to sale)	$10.00	$10.00	—	$10.00	—	$10.00	—
Dilution per share held by stockholder A (NAV per share less investment per share)	—	$(0.02)	—	$(0.09)	—	$(0.33)	—
Percentage dilution to stockholder A (dilution per share divided by investment per share)	—	—	(0.20)%	—	(0.90)%	—	(3.30)%

Impact on Existing Stockholders who Participate in the Offering

Our existing stockholders who participate in an offering below NAV per share or who buy additional shares in the secondary market at the same or lower price as we obtain in the offering (after expenses and commissions) will experience the same types of NAV dilution as the nonparticipating stockholders, albeit at a lower level, to the extent they purchase less than the same percentage of the discounted offering as their interest in our shares immediately prior to the offering. The level of NAV dilution on an aggregate basis will decrease as the number of shares such stockholders purchase increases. Existing stockholders who buy more than such percentage will experience NAV dilution but will, in contrast to existing stockholders who purchase less than their proportionate share of the offering, experience an increase (often called accretion) in NAV per share over their investment per share and will also experience a disproportionately greater increase in their participation in our earnings and assets and their voting power than our increase in assets, potential earning power and voting interests due to the offering. The level of accretion will increase as the excess number of shares such stockholder purchases increases. Even a stockholder who over-participates will, however, be subject to the risk that we may make additional discounted offerings in which such stockholder does not participate, in which case such a stockholder will experience NAV dilution as described above in such subsequent offerings. These stockholders may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential increases and decreases in NAV per share. This decrease could be more pronounced as the size of the offering and level of discount to NAV increases.

The examples assume that Company XYZ has 1,000,000 shares of common stock outstanding, $15,000,000 in total assets and $5,000,000 in total liabilities. The current NAV and NAV per share are thus $10,000,000 and $10.00, respectively. The table below illustrates the (dilutive) and accretive effect in the hypothetical 20% discount offering from the prior chart for stockholder A that acquires shares equal to (1) 50% of their proportionate share of the offering (i.e. 1,000 shares which is 0.50% of the offering of 200,000 shares rather than their 1.00% proportionate share) and (2) 150% of their proportionate share of the offering (i.e. 3,000 shares which is 1.50% of the offering of 200,000 shares rather than their 1.00% proportionate share). The prospectus supplement pursuant to which any discounted offering is made will include a chart for this example based on the actual number of shares in such offering and the actual discount from the most recently determined NAV per share.

	Prior to Sale Below NAV	50% Participation		150% Participation
		Following Sale	% Change	Following Sale	% Change
Offering Price
Price per share to public	—	$8.47	—	$8.47	—
Net proceeds per share to issuer	—	$8.00	—	$8.00	—

Increases in Shares and Decrease to NAV
Total shares outstanding	1,000,000	1,200,000	20.00%	1,200,000	20.00%
NAV per share	$10.00	$9.67	(3.30)%	$9.67	(3.30)%

(Dilution)/Accretion to Participating Stockholder A
Shares held by stockholder A	10,000	11,000	10.00%	13,000	30.00%
Percentage held by stockholder A	1.00%	0.92%	(8.00)%	1.08%	8.00%

Total Asset Values
Total NAV held by stockholder A	$100,000	$106,370	6.37%	$125,710	25.71%
Total investment by stockholder A(assumed to be $10.00 per share on shares held prior to sale)	$100,000	$108,470	8.47%	$125,410	25.41%
Total (dilution)/accretion to stockholder A (total NAV less total investment)	—	(2,100)	—	$300	—

Per Share Amounts
NAV per share held by stockholder A	—	$9.67	—	$9.67	—
Investment per share held by stockholder A (assumed to be $10.00 per share on shares held prior to sale)	$10.00	$9.86	(1.40)%	$9.65	(3.50)%
(Dilution)/accretion per share held by stockholder A (NAV per share less investment per share)	—	$(0.19)	—	$0.02	—
Percentage (dilution)/accretion to stockholder (dilution/accretion per share divided by investment per share)	—	—	(1.93)%	—	0.21%

Impact on New Investors

The following examples illustrate the level of NAV dilution or accretion that would be experienced by a new stockholder in three different hypothetical common stock offerings of different sizes and levels of discount from NAV per share, although it is not possible to predict the level of market price decline that may occur. Actual sales prices and discounts may differ from the presentation below.

Investors who are not currently stockholders, but who participate in an offering below NAV and whose investment per share is greater than the resulting NAV per share (due to selling compensation and expenses paid by us) will experience an immediate decrease, albeit small, in the NAV of their shares and their NAV per share compared to the price they pay for their shares. Investors who are not currently stockholders and who participate in an offering below NAV per share and whose investment per share is also less than the resulting NAV per share (due to selling compensation and expenses paid by us) being significantly less than the discount per share, will experience an immediate increase in the NAV of their shares and their NAV per share compared to the price they pay for their shares. All these investors will experience a disproportionately greater participation in our earnings and assets and their voting power than our increase in assets, potential earning power and voting interests. These investors will, however, be subject to the risk that we may make additional discounted offerings in which such new stockholder does not participate, in which case such new stockholder will experience dilution as described above in such subsequent offerings. These investors may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential increases and decreases in NAV per share. This decrease could be more pronounced as the size of the offering and level of discounts increases.

The following examples illustrate the level of NAV dilution or accretion that would be experienced by a new stockholder who purchases the same percentage (1.00%) of the shares in the three different hypothetical offerings of common stock of different sizes and levels of discount from NAV per share. The examples assume that Company XYZ has 1,000,000 shares of common stock outstanding, $15,000,000 in total assets and $5,000,000 in total liabilities. The current NAV and NAV per share are thus $10,000,000 and $10.00, respectively. The table below illustrates the dilutive and accretive effects on a stockholder A at (1) an offering of 50,000 shares (5% of the outstanding shares) at $9.50 per share after offering expenses and commission (a 5% discount from NAV); (2) an offering of 100,000 shares (10% of the outstanding shares) at $9.00 per share after offering expenses and commissions (a 10% discount from NAV); and (3) an offering of 200,000 shares (20% of the outstanding shares) at $8.00 per share after offering expenses and commissions (a 20% discount from NAV).

	Prior to Sale Below NAV	Example 1 5% Offering at 5% Discount		Example 2 10% Offering at 10% Discount		Example 3 20% Offering at 20% Discount
		Following Sale	% Change	Following Sale	% Change	Following Sale	% Change
Offering Price
Price per share to public	—	$10.05	—	$9.52	—	$8.47	—
Net offering proceeds per share to issuer	—	$9.50	—	$9.00	—	$8.00	—

Decrease to NAV
Total shares outstanding	—	1,050,000	5.00%	1,100,000	10.00%	1,200,000	20.00%
NAV per share	—	$9.98	(0.20)%	$9.91	(0.90)%	$9.67	(3.30)%

Dilution to Stockholder
Shares held by stockholder A	—	500	—	1,000	—	2,000	—
Percentage held by stockholder A	—	0.05%	—	0.09%	—	0.17%	—

Total Asset Values
Total NAV held by stockholder A	—	$4,990	—	$9,910	—	$19,340	—

Total investment by stockholder A	—	$5,025	—	$9,952	—	$16,940	—

Total dilution to stockholder A (total NAV less total investment)	—	$(35)	—	$390	—	$2,400	—

Per Share Amounts
NAV per share held by stockholder A	—	$9.98	—	$9.91	—	$9.67	—
Investment per share held by stockholder A	—	$10.05	—	$9.52	—	$8.47	—

Dilution per share held by stockholder A (NAV per share less investment per share)	—	$(0.07)	—	$0.39	—	$1.20	—

Percentage dilution to stockholder A (dilution per share divided by investment per share)	—	—	(0.70)%	—	4.10%	—	14.17%

DISTRIBUTIONS

We intend to make distributions on a quarterly basis to our stockholders. The amount and general timing of our quarterly distributions, if any, will be determined by our board of directors. We intend to distribute to our stockholders substantially all of our income. We may elect to make deemed distributions to our stockholders of certain net capital gains. If this happens, you will be treated as if you received an actual distribution of the capital gains we retain and reinvested the after-tax net proceeds in us. You also may be eligible to claim a tax credit (or, in certain circumstances, a tax refund) equal to your allocable share of the tax we paid on the capital gains deemed distributed to you. See “Material U.S. Federal Income Tax Considerations.” With respect to the dividends paid to stockholders, income from origination, structuring, closing, commitment and other upfront fees associated with investments in portfolio companies is treated as taxable income and accordingly, distributed to stockholders. We monitor available net investment income to determine if a tax return of capital may occur for the fiscal year. To the extent our taxable earnings fall below the total amount of our distributions for any given fiscal year, a portion of those distributions may be deemed to be a tax return of capital to our common stockholders.

The following table summarizes our dividends declared since shares of our common stock began being regularly quoted on the NASDAQ Global Select Market:

	Dividend Declared
Fiscal year ending September 30, 2010
First quarter	$0.25

Fiscal year ended September 30, 2009
Fourth quarter	$0.24
Third quarter	$0.24
Second quarter	$0.24
First quarter	$0.24

Total	$0.96

Fiscal year ended September 30, 2008
Fourth quarter	$0.24

Third quarter	$0.22

Second quarter	$0.22
First quarter	$0.22

Total	$0.90

Fiscal year ended September 30, 2007
Fourth quarter	$0.22
Third quarter	$0.14

Total	$0.36	*

*	$0.00107 per share is a tax return of capital

We intend to continue to distribute quarterly dividends to our stockholders. Our quarterly dividends, if any, will be determined by our board of directors.

We have elected to be taxed, and intend to qualify annually to maintain our election to be taxed, as a RIC under Subchapter M of the Code. To maintain RIC tax benefits, we must, among other requirements, meet certain source-of-income and quarterly asset diversification requirements. We also must annually distribute dividends of at least 90% of the sum of our ordinary income and realized net capital gains, if any, out of the assets legally available for distribution (the “Annual Distribution Requirement”). Although not required for us to maintain our

RIC tax status, in order to preclude the imposition of a 4% nondeductible federal excise tax imposed on RICs, we may distribute during each calendar year an amount at least equal to the sum of (1) 98% of our ordinary income for the calendar year, (2) 98% of our realized net short-term capital gains for the one-year period ending on October 31 of the calendar year and (3) any ordinary income and net capital gains for preceding years that were not distributed during such years (the “Excise Tax Avoidance Requirement”). In addition, although we may distribute realized net capital gains (i.e., net long-term capital gains in excess of short-term capital losses), if any, at least annually, out of the assets legally available for such distributions, we may decide to retain such net capital gains or ordinary income to provide us with additional liquidity. In such event, the consequences of our retention of net capital gains are as described under “Material U.S. Federal Income Tax Considerations.”

We maintain an “opt out” dividend reinvestment plan for our common stockholders. As a result, if we declare a dividend, then stockholders’ cash dividends will be automatically reinvested in additional shares of our common stock, unless they specifically “opt out” of the dividend reinvestment plan so as to receive cash dividends. See “Dividend Reinvestment Plan.”

We may not be able to achieve operating results that will allow us to make dividends and distributions at a specific level or to increase the amount of these dividends and distributions from time to time. In addition, we may be limited in our ability to make dividends and distributions due to the asset coverage test for borrowings when applicable to us as a business development company under the 1940 Act and due to provisions in future credit facilities. If we do not distribute a certain percentage of our income annually, we will suffer adverse tax consequences, including possible loss of our RIC status. We cannot assure stockholders that they will receive any dividends and distributions or dividends and distributions at a particular level.

BUSINESS

PennantPark Investment Corporation

PennantPark Investment Corporation, a Maryland corporation organized on January 11, 2007, is a closed-end, externally managed, non-diversified investment company that has elected to be treated as a business development company, or BDC, under the 1940 Act. In addition, for tax purposes we have elected to be treated as a RIC, under the Code.

Our investment objectives are to generate both current income and capital appreciation through debt and equity investments primarily in U.S. middle-market private companies in the form of mezzanine debt, senior secured loans, and equity investments. We consider our core assets, by value and investment focus, to consist of certain subordinated debt, second lien secured debt, senior secured investments, and to a lesser extent, equity investments.

PennantPark Investment seeks to create a diversified portfolio that includes mezzanine debt, senior secured loans, and equity investments by investing approximately $10 to $50 million of capital, on average, in the securities of middle-market companies. In this prospectus, we use the term “middle-market” to refer to companies with annual revenues between $50 million and $1 billion. We expect this investment size to vary proportionately with the size of our capital base. The companies in which we invest are typically highly leveraged, and, in most cases, are not rated by national rating agencies. If such companies were rated, we believe that they would typically receive a rating below investment grade (between BB and CCC under the Standard & Poor’s system) from the national rating agencies. In addition, we expect our debt investments to generally range in maturity from three to ten years.

Operating Structure

Our investment activities are managed by PennantPark Investment Advisers. Under our Investment Management Agreement, we have agreed to pay our Investment Adviser an annual base management fee based on our average adjusted gross total assets as well as an incentive fee based on our investment performance. See “Certain Relationships and Transactions—Investment Management Agreement.”

We have also entered into an Administration Agreement with the Administrator. Under our Administration Agreement, we have agreed to reimburse the Administrator for our allocable portion of overhead and other expenses incurred by the Administrator in performing its obligations under our Administration Agreement, including rent and our allocable portion of the costs of compensation and related expenses of our chief compliance officer, chief financial officer and their respective staffs. See “Certain Relationships and Transactions—Administration Agreement.”

If any of our contractual obligations discussed above is terminated, our costs under new agreements that we enter into may increase. In addition, we will likely incur significant time and expense in locating alternative parties to provide the services we expect to receive under our Investment Management Agreement and our Administration Agreement. Any new Investment Management Agreement would also be subject to approval by our stockholders. Our activities are supervised by our board of directors, a majority of whom are independent of us and our Investment Adviser.

Our Investment Adviser and Administrator

We utilize the investing experience and contacts of Arthur H. Penn, the founder of PennantPark Investment Corporation and PennantPark Investment Advisers, as well as the other investment professionals of the Investment adviser. Mr. Penn has over 20 years of experience in the mezzanine lending, leveraged finance, distressed debt and private equity businesses. He has been involved in originating, structuring, negotiating, consummating, managing and monitoring investments in each of these businesses. Mr. Penn is a Co-founder and former Managing Partner of Apollo Investment Management, which is the investment adviser of Apollo Investment Corporation, a publicly traded business development company. Mr. Penn served as the Chief Operating Officer and a member of the investment committee of Apollo Investment from its inception in April 2004 through February 2006 and was its President and Chief Operating Officer from February 2006 through November 30, 2006. During Mr. Penn’s tenure with Apollo Investment, it invested approximately $2.8 billion in 73 companies in partnership with 54 different financial sponsors.

During his more than 20-year career in the financial services industry, Mr. Penn has developed a network of financial sponsor relationships as well as relationships with management teams, investment bankers, attorneys and accountants provide us with access to substantial investment opportunities.

Our Investment Adviser has three experienced investment professionals in addition to Mr. Penn. These professionals, Salvatore Giannetti III, Whit Williams and Jose A. Briones, have, approximately, 55 years of experience in the mezzanine, private equity and leveraged finance businesses. Mr. Giannetti previously served as Partner in the private equity firm of Wilton Ivy Partners from 2004 to 2007. Prior to joining Wilton Ivy Partners, he was a Managing Director at UBS Securities LLC in its Financial Sponsors and Leveraged Finance Group from 2000 to 2001. Mr. Williams was an officer at UBS Securities LLC from 1996 to 2007, most recently as a Managing Director in its Financial Sponsors and Leveraged Finance Group. Mr. Briones was a Partner of Apollo Investment Management from 2006 to 2008. Prior to joining Apollo, he was a Managing Director in the Financial Sponsors and Leveraged Finance Group at UBS Securities LLC from 2001 to 2006. They are supported by a team of employees, including three investment professionals who have experience in middle-market investing, leveraged finance and capital markets.

Our Administrator has experienced professionals including, Aviv Efrat, who serves as our Chief Financial Officer and Treasurer. Mr. Efrat has approximately 20 years of experience in finance and administration of registered investment companies. See “Certain Relationships and Transactions—Administration Agreement” and “Risk Factors—Risks Relating to our Business and Structure.”

In addition to furnishing us with clerical, bookkeeping and record keeping services, the Administrator also oversees our financial records as well as the preparation of our reports to stockholders and reports filed with the SEC. The Administrator oversees the determination and publication of our net asset value, oversees the preparation and filing of our tax returns and generally monitors the payment of our expenses and the performance of administrative and professional services rendered to us by others. Furthermore, our Administrator provides, on our behalf, managerial assistance to those portfolio companies to which we are required to provide such assistance.

Market Opportunity

We believe that the size of the middle-market, coupled with the demands of these companies for flexible sources of capital, creates an attractive investment environment for PennantPark Investment.

•

We believe middle-market companies have faced increasing difficulty in raising debt through the capital markets. While many middle-market companies were formerly able to raise funds by issuing high-yield bonds, we believe this approach to financing has become more difficult as institutional investors have sought to invest in larger, more liquid offerings. We believe this has made it harder for middle-market companies to raise funds by issuing high-yield debt securities.

•

We believe that the current credit market dislocation improves the risk/reward of our investments. The downturn in the credit market has resulted in less competition, more conservative capital structures, higher yields and stronger covenants.

•	We believe there is a large pool of uninvested private equity capital which is likely to seek to combine their capital with sources of debt capital to complete private investments. We expect that private equity firms will continue to be active investors in middle-market companies. These private equity funds generally seek to leverage their investments by combining their capital with mezzanine loans and/or senior secured loans provided by other sources, and we believe that our capital is well-positioned to partner with such equity investors. We expect such activity to be funded by the substantial amounts of private equity capital that have been raised in recent years.

•

We believe that opportunities to invest mezzanine and other debt capital will remain strong. We expect that the volume of domestic “public-to-private” transactions as well as the number of companies selecting a “sale” alternative versus raising capital in the public equity markets as a means of increasing liquidity will remain large. Additionally, the cost and effort associated with being a public company in the United States have become more onerous, causing many management teams to consider alternative liquidity strategies.

Competitive Advantages

We believe that we have the following competitive advantages over other capital providers in middle-market companies.

Disciplined Investment Approach with Strong Value Orientation

We employ a disciplined approach in selecting investments that meet our value-oriented investment criteria employed by the Investment Adviser. Our value-oriented investment philosophy focuses on preserving capital and ensuring that our investments have an appropriate return profile in relation to risk. When market conditions make it difficult for us to invest according to our criteria, we are highly selective in deploying our capital. We believe our approach has and will continue to enable us to build an attractive investment portfolio that meets our return and value criteria over the long-term.

We believe it is critical to conduct extensive due diligence on investment targets. In evaluating new investments we, through our Investment Adviser, conduct a rigorous due diligence process that draws from our Investment Adviser’s experience, industry expertise and network of contacts. Among other things, our due diligence is designed to ensure that each prospective portfolio company will be able to meet its debt service obligations. See “Business-Investment Process-Investment Selection Criteria” and “Business-Investment Process-Due Diligence.”

Ability to Source and Evaluate Transactions through our Investment Adviser’s Research Capability and Established Network

The management team of the Investment Adviser has long-term relationships with financial sponsors, management consultants and management teams that we believe enable us to evaluate investment opportunities effectively in numerous industries, as well as provide us access to substantial information concerning those industries. We identify potential investments both through active origination and through dialogue with numerous financial sponsors, management teams, members of the financial community and corporate partners with whom professionals of our Investment Adviser have long-term relationships.

Flexible Transaction Structuring

Our Investment Adviser seeks to minimize the risk of capital loss without foregoing potential for capital appreciation. In making investment decisions, we seek to invest in companies that we believe can generate positive risk-adjusted returns.

We expect that the in-depth coverage and experience of our Investment Adviser, will enable us to invest throughout various stages of the economic cycle and will provide us with ongoing market insights in addition to a significant investment sourcing engine.

Longer Investment Horizon with Attractive Publicly Traded Model

Unlike private equity and venture capital funds, we are not subject to standard periodic capital return requirements. Such requirements typically stipulate that funds raised by a private equity or venture capital fund, together with any capital gains on such invested funds, can only be invested once and must be returned to investors after a pre-agreed time period. We believe that our flexibility to make investments with a long-term view and without the capital return requirements of traditional private investment vehicles enables us to generate returns on invested capital and to be a better long-term partner for our portfolio companies.

Competition

Our primary competitors provide financing to middle-market companies and include other business development companies, commercial and investment banks, commercial financing companies and, to the extent they provide an alternative form of financing, private equity funds. Additionally, alternative investment vehicles, such as hedge funds, frequently invest in middle-market companies. As a result, competition for investment opportunities at middle-market companies can be intense. However, we believe that there has been a reduction in the amount of debt capital available since the downturn in the credit markets, which began in mid-2007. We believe this has resulted in a less competitive environment for making new investments.

Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, we believe some competitors have a lower cost of funds and access to funding sources that are not available to us. In addition, some of our competitors have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Furthermore, many of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a business development company.

We use the industry information available to our Investment Adviser to assess investment risks and determine appropriate pricing for our investments in portfolio companies. We benefit from the relationships of our Investment Adviser, which enables us to learn about, and compete effectively for, financing opportunities with attractive middle-market companies in the industries in which we invest. For additional information concerning the competitive risks we face, please see “Risk Factors—Risks Relating to our Business and Structure-We operate in a highly competitive market for investment opportunities.”

Leverage

We maintain a five-year, multi-currency $300.0 million senior secured credit facility, which matures in June 2012 and is secured by substantially all of our investment portfolio assets, with a group of lenders, under which we had $225.1 million (including a $7.0 million temporary draw) and $202.0 million (including a $40.0 million temporary draw) of indebtedness outstanding at September 30, 2009 and 2008, respectively. Pricing of borrowing under our credit facility is set at 100 basis points over LIBOR. We believe that our debt capital resources will provide us with the flexibility to take advantage of market opportunities when they arise.

INVESTMENT OBJECTIVES AND POLICIES

Investment Policy Overview

PennantPark Investment seeks to create a diversified portfolio that includes mezzanine debt, senior secured loans, and equity by targeting investment size of $10 to $50 million in securities of middle-market companies. We expect this investment size to vary proportionately with the size of our capital base. The companies in which we invest are typically highly leveraged, and, in most cases, are not rated by national rating agencies. If such companies were rated, we believe that they would typically receive a rating below investment grade (between BB and CCC under the Standard & Poor’s system) from the national rating agencies. In addition, we expect our debt investments to range in maturity from three to ten years.

Over time, we expect that our portfolio will continue to consist primarily of mezzanine debt, senior secured loans, and, to a lesser extent, equity investments in qualifying assets such as private or thinly traded or small market-cap, public middle-market U.S. companies. In addition, we may invest up to 30% of our portfolio in non-qualifying assets. See “Regulation—Qualifying Assets.” These investments may include investments in public companies whose securities are not thinly traded or do not have a market capitalization of less than $250 million, securities of middle-market companies located outside of the United States and investment companies as defined in the 1940 Act. We expect that these companies will generally issue debt securities that are not investment grade. Moreover, we may acquire investments in the secondary market.

Additionally, we may in the future seek to securitize our loans to generate cash for funding new investments. To securitize loans, we may create a wholly owned subsidiary and contribute a pool of loans to the subsidiary. This could include sales of interests in the subsidiary on a non-recourse basis to purchasers who we would expect to be willing to accept a lower interest rate to invest in investment grade loan pools, and we would retain a portion of the equity in the securitized pool of loans. See “Investment Objectives and Policies—Investment selection criteria.”

Our board of directors has the authority to modify or waive certain of our operating policies and strategies without prior notice and without stockholder approval (except as required by the 1940 Act). However, absent stockholder approval, we may not change the nature of our business so as to cease to be, or withdraw our election as, a business development company. We cannot predict the effect any changes to our current operating policies and strategies would have on our business, operating results and value of our stock. Nevertheless, the effects may adversely affect our business and impact our ability to make distributions.

Mezzanine Debt

Structurally, mezzanine debt (which we define to include second lien secured debt and subordinated debt) usually ranks subordinate in priority of payment to senior secured loans. Our second lien secured debt is subordinated debt that benefits from a collateral interest in the borrower. As such, other creditors may rank senior to us in the event of insolvency. However, mezzanine debt ranks senior to common and preferred equity in a borrowers’ capital structure. Due to its higher risk profile and often less restrictive covenants as compared to senior secured loans, mezzanine debt generally earns a higher return than senior secured loans. In many cases mezzanine investors receive opportunities to invest directly in the equity investments of borrowers and from time to time may also receive warrants to purchase equity investments. We evaluate these investment opportunities on a case-by-case basis.

Senior Secured Debt

Structurally, senior secured debt (which we define to include first lien debt) ranks senior in priority of payment to mezzanine debt and equity, and usually benefits from a senior collateral interest in the borrower. As such, other creditors rank junior to our investments in these securities in the event of insolvency. Due to its lower risk profile and often more restrictive covenants as compared to mezzanine debt, senior secured debt generally earns a lower return than mezzanine debt. In some cases senior secured lenders receive opportunities to invest directly in the equity securities of borrowers and from time to time may also receive warrants to purchase equity securities. We evaluate these investment opportunities on a case-by-case basis.

Investment selection criteria

We are committed to a value oriented philosophy used by the investment professionals who manage our portfolio and seek to minimize the risk of capital loss without foregoing potential for capital appreciation.

We have identified several criteria that we believe are important in identifying and investing in prospective portfolio companies. These criteria provide general guidelines for our investment decisions. However, we caution that not all of these criteria will be met by each prospective portfolio company in which we choose to invest.

Generally, we seek to use our experience and access to market information to identify investment candidates and to structure investments efficiently and effectively.

Value orientation and positive cash flow

Our investment philosophy places a premium on fundamental analysis from an investor’s perspective and has a distinct value orientation. We focus on companies in which we can invest at relatively low multiples of operating cash flow and that are profitable at the time of investment on an operating cash flow basis. Typically, we do not expect to invest in start-up companies or companies having speculative business plans.

Experienced management and established financial sponsor relationship

We generally require that our portfolio companies have an experienced management team. We also require the portfolio companies to have proper incentives in place to induce management to succeed and to act in concert with our interests as investors, including having significant equity interests. In addition, we focus our investments in companies backed by strong financial sponsors that have a history of creating value and with whom members of our Investment Adviser have an established relationship.

Strong and defensible competitive market position in industry

We seek to invest in target companies that have developed leading market positions within their respective markets and are well positioned to capitalize on growth opportunities. We also seek companies that demonstrate significant competitive advantages versus their competitors, which should help to protect their market position and profitability.

Viable exit strategy

We seek to invest in companies that we believe will provide a steady stream of cash flow to repay our loans and reinvest in their respective businesses. We expect that such internally generated cash flow, leading to the payment of interest on, and the repayment of the principal of, our investments in portfolio companies to be a key means by which we exit from our investments over time. In addition, we also seek to invest in companies whose business models and expected future cash flows offer attractive exit possibilities. These companies include candidates for strategic acquisition by other industry participants and companies that may repay our investments through an initial public offering of common stock or another capital market transaction.

Due diligence

We believe it is critical to conduct extensive due diligence on investment targets and in evaluating new investments. We, through our Investment Adviser, conduct a rigorous due diligence process that is applied to prospective portfolio companies that draws from our Investment Adviser’s experience, industry expertise and network of contacts. In conducting due diligence, our Investment Adviser uses publicly available information as well as information from its relationships with former and current management teams, consultants, competitors and investment bankers.

Our due diligence typically includes:

•	review of historical and prospective financial information;

•	on-site visits;

•	interviews with management, employees, customers and vendors of the potential portfolio company;

•	review of loan documents;

•	background checks; and

•	research relating to the company’s management, industry, markets, products and services and competitors.

Upon the completion of due diligence and a decision to proceed with an investment in a company, the principals leading the investment present the investment opportunity to our Investment Adviser’s investment committee. This committee determines whether to pursue the potential investment. All new investments are required to be reviewed by the investment committee of our Investment Adviser, which currently consists of Messrs. Penn, Giannetti, Williams and Briones subject to approval by Mr. Penn. As our Investment Adviser adds senior investment professionals, our Investment Adviser may add them to its investment committee. The members of the investment committee receive no compensation from us. These members are employees of our Investment Adviser and receive compensation from our Investment Adviser.

Additional due diligence with respect to any investment may be conducted on our behalf by attorneys and independent auditors prior to the closing of the investment, as well as other outside advisers, as appropriate.

Investment structure

Once we determine that a prospective portfolio company is suitable for investment, we work with the management of that company and its other capital providers, including senior, junior and equity capital providers, to structure an investment. We negotiate among these parties to agree on how our investment is expected to perform relative to the other capital in the portfolio company’s capital structure.

Mezzanine debt typically has interest-only payments in the early years, with amortization of principal deferred to the later years of the mezzanine debt. In some cases, we may enter into mezzanine debt that, by its terms, converts into equity or additional debt securities or defers payments of interest for the first few years after our investment. Also, in some cases our mezzanine debt may be collateralized by a subordinated lien on some or all of the assets of the borrower. Typically, our mezzanine debt has maturities of three to ten years.

We expect our senior secured loans to have terms of three to ten years. We generally obtain security interests in the assets of our portfolio companies that will serve as collateral in support of the repayment of these loans. This collateral may take the form of first or second priority liens on the assets of a portfolio company.

In the case of our mezzanine debt investments and senior secured loan, we seek to tailor the terms of the investment to the facts and circumstances of the transaction and the prospective portfolio company, negotiating a structure that protects our rights and manages our risk while creating incentives for the portfolio company to achieve its business plan and improve its profitability. For example, in addition to seeking a senior position in the capital structure of our portfolio companies, we seek to limit the downside potential of our investments by:

•	requiring a total return on our investments (including both interest and potential equity appreciation) that compensates us for credit risk;

•	incorporating “put” rights and call protection into the investment structure; and

•

negotiating covenants in connection with our investments that afford our portfolio companies as much flexibility in managing their businesses as possible, consistent with preservation of our capital. Such restrictions may include affirmative and negative covenants, default penalties, lien protection, change of control provisions and board rights, including either observation or participation rights.

Our investments may include equity features, such as direct investments in the equity securities of borrowers or warrants or options to buy a minority interest in a portfolio company. Any warrants we may receive with our debt securities generally require only a nominal cost to exercise, so as a portfolio company appreciates in value, we may achieve additional investment return from these equity investments. We may structure the warrants to provide provisions protecting our rights as a minority-interest holder, as well as puts, or rights to sell such securities back to the company, upon the occurrence of specified events. In many cases, we may also obtain registration rights in connection with these equity investments, which may include demand and “piggyback” registration rights.

We expect to hold most of our core investments to maturity or repayment, but may sell certain investments earlier if a liquidity event takes place, such as the sale or recapitalization of a portfolio company.

Ongoing relationships with portfolio companies

Monitoring

The Investment Adviser monitors our portfolio companies on an ongoing basis. The Investment Adviser monitors the financial trends of each portfolio company to determine if they are meeting their respective business plans and to assess the appropriate course of action for each company.

The Investment Adviser has several methods of evaluating and monitoring the performance and fair value of our investments, which may include the following:

•	Assessment of success in adhering to portfolio company’s business plan and compliance with covenants;

•	Periodic and regular contact with portfolio company management and, if appropriate, the financial or strategic sponsor, to discuss financial position, requirements and accomplishments;

•	Comparisons to other PennantPark Investment portfolio companies in the industry, if any;

•	Attendance at and participation in board meetings; and

•	Review of monthly and quarterly financial statements and financial projections for portfolio companies.

Valuation of Portfolio Investments

As a business development company, we generally invest in illiquid securities including debt and equity investments of middle-market companies. All of our investments are recorded using broker/dealers quotes or at fair value as determined in good faith by our board of directors. Our board of directors generally uses market quotations to assess the value of our investments for which market quotations are readily available. We obtain these market values from an independent pricing service or at the bid prices, if available, obtained from at least two broker/dealers, or by a principal market maker or a primary market dealer. If the board of directors has a bona fide reason to believe any such market quote does not reflect the fair value of an investment, it may independently value such investments by using the valuation procedure that it uses with respect to assets for which market quotations are not readily available. Debt and equity investments that are not publicly traded or whose market prices are not readily available are valued at fair value as determined in good faith by or under the direction of our board of directors. Such determination of fair values involves subjective judgments and estimates. Investments, of sufficient credit quality, purchased within 60 days of maturity are valued at cost plus accreted discount, or minus amortized premium, which approximates value. With respect to unquoted securities, our board of directors, in consultation with independent third party valuation firms, values each investment considering, among other measures, discounted cash flow models, comparisons of financial ratios of peer companies that are public and other factors.

When an external event such as a purchase transaction, public offering or subsequent equity sale occurs in connection with one of our portfolio companies, our board of directors uses the pricing indicated by the external event to corroborate and/or assist us in our valuation of our investment in such portfolio company. Because there are not always readily available markets for most of the investments in our portfolio, we value certain of our portfolio investments at fair value as determined in good faith by our board of directors using a documented valuation policy and a consistently applied valuation process. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may differ significantly from the values that would have been used had a readily available market value existed for such investments, and the differences could be material.

With respect to investments for which market quotations are not readily available, or are readily available but are deemed by our board of directors not reflective of the fair value of the investment, our board of directors undertakes a multi-step valuation process each quarter, as described below:

1)	Our quarterly valuation process begins with each portfolio company or investment being initially valued by the investment professionals of the Investment Adviser responsible for the portfolio investment;

2)	Preliminary valuation conclusions are then documented and discussed with the management of our Investment Adviser;

3)	Our board of directors also engages independent valuation firms to conduct independent appraisals of our investments for which market quotations are not readily available, or are readily available but deemed not reflective of the fair value of an investment. The independent valuation firms review management’s preliminary valuations in light of its own independent assessment and also in light of any market quotations obtained from an independent pricing service, broker, dealer or market maker;

4)	The audit committee of our board of directors reviews the preliminary valuations of the Investment Adviser and that of the independent valuation firms and responds and supplements the valuation recommendations of the independent valuation firms to reflect any comments; and

5)	The board of directors discusses the valuations and determines the fair value of each investment in our portfolio in good faith, based on the input of our Investment Adviser, the independent valuation firms and the audit committee.

Our investments are generally structured as debt and equity investments in the form of mezzanine debt, senior secured loans and equity co-investments. The transaction price, excluding transaction costs, is typically the best estimate of fair value at inception. When evidence supports a subsequent change to the carrying value from the original transaction price, adjustments are made to reflect the expected exit values. Ongoing reviews by our Investment Adviser and independent valuation firms are based on an assessment of each underlying investment, incorporating valuations that consider the evaluation of financing and sale transactions with third parties, expected cash flows and market-based information, including comparable transactions, and performance multiples, among other factors.

It is possible that future events unforeseen by us or our Investment Adviser, such as a disturbance in the global credit markets, a severe decline in the value of the U.S. dollar, a sharp economic downturn or other general market disturbance, will negatively impact the market for leveraged finance instruments. If the market for our investments is substantially eroded, we may not find purchasers for our portfolio securities at all, or we may be able to sell them only for a fraction of their previously recorded value. During such times, our board of directors, in conjunction with our Investment Adviser and one or more independent valuation firms will continue to determine the fair value of our investments in accordance with our valuation process enumerated above. They will take into account the applicable market conditions, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, its earnings and cash flows, the markets in which the portfolio company does business, comparison to publicly traded companies and other relevant factors. Determining fair value requires that judgment be applied to the specific facts and circumstances of each portfolio investment while employing a consistently applied valuation process for the types of investments we make.

Managerial assistance

As a business development company, we offer, and must provide upon request, managerial assistance to certain of our portfolio companies. This assistance could involve monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance. Our Administrator may provide such managerial assistance on our behalf to portfolio companies that request this assistance. We have not received any fees for such services since inception, but may receive compensation in the future.

Staffing

We do not currently have any employees. Mr. Penn is our Chief Executive Officer. Our Investment Adviser currently has four senior investment professionals, Messrs. Penn, Giannetti, Williams and Briones. In addition, Mr. Efrat is our Chief Financial Officer and Treasurer and Mr. Guy F. Talarico is our Chief Compliance Officer. Our Investment Adviser and Administrator have hired and expect to continue to hire professionals with skills applicable to our business plan, including experience in middle-market investing, leveraged finance and capital markets.

Our Portfolio

Our principal investment focus is to provide mezzanine debt investments and senior secured loans to U.S. middle-market companies in a variety of industries. We generally seek to target companies that generate positive cash flows from the broad variety of industries in which our Investment Adviser has direct expertise. The following is a sample list of the industries in which we have invested:

• Aerospace and Defense	• Healthcare, Education and Childcare

• Business Services	• Hotels, Motels, Inns and Gaming

• Chemicals, Plastics and Rubber	• Insurance

• Consumer Products	• Logistics

• Education	• Oil and Gas

• Energy/Utilities	• Transportation

• Environmental Services

We may invest in other industries if we are presented with attractive opportunities.

Listed below are our top ten portfolio companies and industries represented as a percentage of portfolio assets (excluding cash equivalents) as of:

Portfolio Company	September 30, 2009
CT Technologies	6%
i2 Holdings, LTD.	6%
UP Acquisition Sub Inc.	6%
Affinion Group Holding, Inc.	5%
Brand Energy and Infrastructure Services, Inc.	5%
Saint Acquisition Corp.	5%
Specialized Technology Resources, Inc.	5%
Trizetto Group, Inc.	5%
IDQ Holdings, Inc.	4%
Lyondell Chemical Co.	4%

Portfolio Company	September 30, 2008
i2 Holdings, LTD.	7%
UP Acquisition Sub Inc.	7%
Brand Energy and Infrastructure Services, Inc.	6%
CT Technologies	6%
Trizetto Group, Inc.	6%
Affinion Group Holding, Inc.	5%
IDQ Holdings, Inc.	5%
Performance Holdings, Inc.	5%
Specialized Technology Resources, Inc.	5%
TransFirst Holdings, Inc.	4%

Industry	September 30, 2009
Chemicals, Plastics and Rubber	9%
Aerospace and Defense	8%
Business Services	7%
Healthcare, Education and Childcare	7%
Hotels, Motels, Inns and Gaming	7%
Oil and Gas	6%
Consumer Products	5%
Energy/Utilities	5%
Insurance	5%
Transportation	5%

Industry	September 30, 2008
Aerospace and Defense	10%
Other Media	10%
Business Services	8%
Oil and Gas	7%
Consumer Products	6%
Energy / Utilities	6%
Healthcare, Education and Childcare	6%
Insurance	6%
Auto Sector	5%
Chemicals, Plastics and Rubber	5%

We may invest, to the extent permitted by law, in the securities and instruments of other investment companies and companies that would be investment companies but are excluded from the definition of an investment company provided in Section 3(c) of the 1940 Act. We may also co-invest in the future on a concurrent basis with affiliates of PennantPark Investment, subject to compliance with applicable regulations and our allocation procedures. Some types of negotiated co-investments may be made only if we receive an order from the SEC permitting us to do so. There can be no assurance that any such order will be obtained.

On September 30, 2009, our portfolio consisted of forty-two companies and was invested 33% in subordinated debt, 29% in second lien secured debt, 32% in senior secured loans, and 6% in preferred and common equity investments.

PORTFOLIO COMPANIES

The following is a listing of each portfolio company or its affiliate, together referred to as portfolio companies, in which we had an investment at September 30, 2009. Percentages shown for class of investment securities held by us represent percentage of the class owned and do not necessarily represent voting ownership or economic ownership. Percentages shown for equity securities, other than warrants or options held, if any, represent the actual percentage of the class of security held before dilution. Percentages shown for warrants or options held, if any, represent the percentage of class of security we may own on a fully diluted basis assuming we exercise our warrants or options. For additional information see “Schedule of Investments” in our September 30, 2009 financial statements included elsewhere in this prospectus.

The portfolio companies are presented in three categories: “companies more than 25% owned” which represent portfolio companies where we directly or indirectly own 25% or more of the outstanding voting securities of such portfolio company and, therefore, are presumed to be controlled by us under the 1940 Act; “companies owned 5% to 25%” which represent portfolio companies where we directly or indirectly own 5% or more but less than 25% of the outstanding voting securities of such portfolio company or where we hold one or more seats on the portfolio company’s board of directors and, therefore, are deemed to be an affiliated person under the 1940 Act; and “companies less than 5% owned” which represent portfolio companies where we directly or indirectly own less than 5% of the outstanding voting securities of such portfolio company and where we have no other affiliations with such portfolio company. We make available significant managerial assistance to our portfolio companies. Substantially all of our investments are pledged as collateral under our credit facility. As of September 30, 2009, we held no voting seats on any of our portfolio companies’ board of directors.

Name and Address of Portfolio Company	Nature of Business	Type of Investment	Percentage of Class Held(1)
Companies More Than 25% Owned None

Companies 5% to 25% Owned

PERFORMANCE HOLDINGS , INC. / PERFORMANCE INC. ONE PERFORMANCE WAY CHAPEL HILL, NC 27514	LEISURE, AMUSEMENT, MOTION PICTURES, ENTERTAINMENT	Subordinated Debt, Second Lien Secured Debt, Common Equity	6.3%

Companies Less Than 5% Owned

1-800 CONTACTS, INC. 66 E. WADSWORTH PARK DR., 3RD FL. DRAPER, UT 84020	DISTRIBUTION	First Lien Secured Debt	—

AFFINION GROUP HOLDINGS, INC. 100 Connecticut Avenue Norwalk, CA 06850	CONSUMER PRODUCTS	Subordinated Debt	—

BRAND ENERGY & INFRASTRUCTURE SERVICES, INC. 2505 South Main Street Kennesaw, GA 30144	ENERGY / UTILITIES	Second Lien Secured Debt	—

BURLINGTON COAT FACTORY WAREHOUSE CORP. 1830 RT. 130 BURLINGTON, NJ 08016	RETAIL STORE	First Lien Secured Debt	—

Name and Address of Portfolio Company	Nature of Business	Type of Investment	Percentage of Class Held(1)
CEVA GROUP PLC 25 ST. GEORGE STREET LONDON W1S 1FS UNITED KINGDON	LOGISTICS	First Lien Secured Debt	—

CHESTER DOWNS AND MARINA, LLC 777 HARRAH’S BLVD, CHESTER, PA 19103	HOTELS, MOTELS, INNS & GAMING	First Lien Secured Debt	—

CONSOLIDATED FOUNDRIES, INC. 4200 VALLEY BLVD. POMONA, CA 91766	AEROSPACE & DEFENSE	Subordinated Debt Common Equity	0.7%

CT TECHNOLOGIES INTERMEDIATE HOLDINGS, INC. 875 NORTH MICHIGAN AVENUE CHICAGO IL 60601	BUSINESS SERVICES	Subordinated Debt Common Equity	10.7%(2)

DIGICEL LTD. DYOLL BUILDING, 40 KNUTSFORD BOULEVARD, KINGSTON 5, JAMAICA, W.I.	TELECOMMUNICATIONS	Subordinated Debt	—

ENVIROSOLUTIONS, INC. 11220 ASSET LOOP, SUITE 201 MANASSAS, VA 20109	ENVIRONMENTAL SERVICES	First Lien Secured Debt	—

GENERICS INTERNATIONAL (U.S.), INC. 130 VINTAGE DRIVE HUNTSVILLE, AL 35811	HEALTHCARE, EDUCATION & CHILDCARE	Second Lien Secured Debt	—

GREATWIDE LOGISTIC SERVICES, L.L.C 12404 PARK CENTRAL DR., STE. 300S DALLAS, TX 75251-1803	CARGO TRANSPORT	Second Lien Secured Debt Common Equity	1.9%

HANLEY-WOOD, L.L.C. ONE THOMAS CIRCLE, NW ST 600 WASHINGTON, DC 20005	OTHER MEDIA	First Lien Secured Debt	—

HUGHES NETWORK SYSTEMS, L.L.C. 11717 EXPLORATION LANE GERMANTOWN, MD 20876	TELECOMMUNICATIONS	First Lien Secured Debt	—

i2 HOLDINGS, LTD.	AEROSPACE & DEFENSE	Subordinated Debt	6.4%(2)
THE VISUAL SPACE CAPITAL PARK		Preferred Equity
FULBOURN		Common Equity
CAMBRIDGESHIRE, CB215XH
UNITED KINGDOM

Name and Address of Portfolio Company	Nature of Business	Type of Investment	Percentage of Class Held(1)
INTERDYNAMICS HOLDINGS, INC. 560 WHITE PLAINS ROAD 6TH FLOOR TARRYTOWN, NY 10591	AUTO SECTOR	Subordinated Debt	—

JACUZZI BRANDS CORP. 777 S. FLAGLER DRIVE SUITE 1100-WEST WEST PALM BEACH, FL. 33401	HOME & OFFICE FURNISHINGS, HOUSEWARES, & DURABLE CONSUMER PRODUCTS	First Lien Secured Debt	—

LEARNING CARE GROUP (U.S.)	EDUCATION	Subordinated Debt	—
21333 HAGGERTY ROAD SUITE 300 NOVI, MICHIGAN 48375

LEVLAD, L.L.C. C/O HARVEST PARTNERS, INC. 280 PARK AVENUE NEW YORK, NY 10017	CONSUMER PRODUCTS	First Lien Secured Debt	—

LYONDELL CHEMICAL CO. LYONDELLBASELL INDUSTRIES 1221 MCKINNEY STREET HOUSTON, TX 77010	CHEMICALS, PLASTICS, & RUBBER	First Lien Secured Debt	—

MATTRESS HOLDING CORP. 5815 GULF FREEWAY HOUSTON, TX 77023	HOME & OFFICE FURNISHINGS, HOUSEWARES, & DURABLE CONSUMER PRODUCTS	First Lien Secured Debt	—

MITCHELL INTERNATIONAL, INC. 9889 WILLOW CREEK ROAD SAN DIEGO, CA 92131	BUSINESS SERVICES	First Lien Secured Debt	—

NATIONAL BEDDING CO., L.L.C. 5401 TRILLIUM BLVD. SUITE 250 HOFFMAN ESTATES, IL 60192	HOME & OFFICE FURNISHINGS, HOUSEWARES, & DURABLE CONSUMER PRODUCTS	First Lien Secured Debt	—

PENTON MEDIA, INC. 249 W. 17TH STREET FOURTH FLOOR NEW YORK, NY 10011	OTHER MEDIA	First Lien Secured Debt	—

PHILOSOPHY, INC. 4602 EAST HAMMOND LANE PHOENIX, AZ 85034	CONSUMER PRODUCTS	First Lien Secured Debt	—

QUESTEX MEDIA GROUP, INC. 275 GROVE STREET SUITE 2-130	OTHER MEDIA	First Lien Secured Debt Second Lien Secured Debt	—

REALOGY CORP. ONE CAMPUS DRIVE PARSIPPANY, NJ 07054	BUILDINGS & REAL ESTATE	Subordinated Debt Second Lien Secured Debt	—

REXAIR, L.L.C 50 WEST BIG BEAVER, SUITE 350 TROY, MI 48084	RETAIL	First Lien Secured Debt	—

Name and Address of Portfolio Company	Nature of Business	Type of Investment	Percentage of Class Held(1)
REXNORD, L.L.C. 5555 S. WOODLAND ROAD NEW BERLIN, WI 53151	MANUFACTURING/BASIC INDUSTRIES	First Lien Secured Debt	—

SAINT ACQUISITION CORP.	TRANSPORTATION	Second Lien Secured Debt	—
2200 SOUTH 75TH AVENUE
PHOENIX, AZ 85043

SHERIDAN HOLDINGS, INC. 1613 N. HARRISON PARKWAY SUITE 200 SUNRISE, FL 33323	HEALTHCARE, EDUCATION & CHILDCARE	Second Lien Secured Debt	—

SITEL, L.L.C.	BUSINESS SERVICES	First Lien Secured Debt	—
TWO AMERICAN CENTER
3102 WEST END AVENUE
SUITE 1000
NASHVILLE, TN 37203

SPECIALIZED TECHNOLOGY RESOURCES, INC.	CHEMICAL, PLASTICS & RUBBER	Second Lien Secured Debt	—
10 WATER STREET
ENFIELD, CT 06082

SUGARHOUSE HSP GAMING PROP. 1080N. DELAWARE AVENUE	HOTELS, MOTELS, INNS & GAMING	First Lien Secured Debt	—
PHILADELPHIA, PENNSYLVANIA 19125

TRANSFIRST HOLDINGS, INC.	FINANCIAL SERVICES	Second Lien Secured Debt	—
5950 BERKSHIRE LANE SUITE 1100
DALLAS, TEXAS 75225

TRIZETTO GROUP, INC. 567 SAN NICOLAS DRIVE, SUITE 360 NEWPORT BEACH, CA 92660	INSURANCE	Subordinated Debt Preferred Equity Common Equity	1.30%

U.S. XPRESS ENTERPRISES, INC. 4080 JENKINS ROAD CHATTANOOGA, TN 37421	CARGO TRANSPORT	First Lien Secured Debt	—

UP ACQUISITION SUB, INC. 1515 ARAPAHOE STREET TOWER ONE, SUITE 1500 DENVER, CO. 80202	OIL & GAS	Subordinated Debt Preferred Equity Common Equity	1.05%

WORLD COLOR PRESS, INC. 999 DE MAISONNEUVE BLVD WEST MONTREAL, QUEBEC CANADA H3A 3L4	PRINTING	First Lien Secured Debt	—

YONKERS RACING CORP. 810 YONKERS AVENUE NEW YORK, NY 10704	HOTELS, MOTELS, INNS & GAMING	First Lien Secured Debt	—

(1)	Percentage of class held refers only to common equity, preferred equity and warrants held, if any.
(2)	Percentage of class held represents less than 5% of the voting rights of securities.

Set forth below is a brief description of each portfolio company in which we have made an investment that represents greater than 5% of our total assets at September 30, 2009.

UP Acquisition Sub Inc.

UP Acquisition is a leading independent pipeline engineering services firm in the United States, providing engineering, project management and survey services.

i2 Holdings Ltd.

The company is a leading worldwide provider of visual investigative analysis software for law enforcement, intelligence, military and Fortune 500 organizations.

CT Technologies Intermediate Holdings, Inc.

CT Technologies is a leading outsource provider of “release of information” services to healthcare facilities.

The table below describes the portfolio by industry classification and enumerates the percentage, by fair value, of the total portfolio assets (excluding cash equivalents) in such industries as of September 30, 2009 and 2008.

Industry Classification	September 30, 2009	September 30, 2008
Chemicals, Plastic and Rubber	9%	5%
Aerospace and Defense	8	10
Business Services	7	8
Healthcare, Education and Childcare	7	6
Hotels, Motels, Inns and Gaming	7	—
Oil and Gas	6	7
Consumer Products	5	6
Energy / Utilities	5	6
Insurance	5	6
Transportation	5	2
Auto Sector	4	5
Buildings and Real Estate	3	3
Cargo Transport	3	1
Distribution	3	—
Environmental Services	3	3
Financial Services	3	4
Home and Office Furnishings, Housewares, and Durable Consumer Products	3	4
Leisure, Amusement, Motion Picture, Entertainment	3	5
Other Media	3	10
Education	2	3
Logistics	2	—
Retail	1	2
Other	3	4

Total	100%	100%

MANAGEMENT

Our business and affairs are managed under the direction of our board of directors. The board of directors currently consists of five members, four of whom are not “interested persons” of PennantPark Investment as defined in Section 2(a)(19) of the 1940 Act. We refer to these individuals as our independent directors. Our board of directors elects our officers, who serve at the discretion of the board of directors.

Board of Directors

Under our charter, our directors are divided into three classes. Each class of directors holds office for a three-year term. At each annual meeting of our stockholders, the successors to the class of directors whose terms expire at such meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. Each director holds office for the term to which he or she is elected and until his or her successor is duly elected and qualifies.

Information regarding the board of directors is as follows:

Name	Age	Position	Director Since	Expiration of Term
Independent directors
Adam K. Bernstein	46	Director	2007	2012
Marshall Brozost	42	Director	2007	2011
Jeffrey Flug	47	Director	2007	2012
Samuel L. Katz	44	Director	2007	2011

Interested director
Arthur H. Penn	46	Chairman of the Board and Chief Executive Officer	2007	2010

The address of executive office is 590 Madison Avenue, 15th Floor, New York, New York 10022.

Executive Officer Who is Not a Director

The following information, as of the Record Date, pertains to our executive officer who is not a director of the PennantPark Investment.

Name Address	Age	Position
Aviv Efrat	45	Chief Financial Officer and Treasurer

Officer Who is Not a Director

The following information, as of the Record Date, pertains to our officer who is not a director of the PennantPark Investment.

Name Address	Age	Position
Guy F. Talarico	54	Chief Compliance Officer

The address of executive office is 590 Madison Avenue, 15th Floor, New York, New York 10022.

Biographical Information

Our directors have been divided into two groups—interested directors and independent directors. Interested directors are “interested persons” as defined in the 1940 Act.

Independent Directors

Adam K. Bernstein (46), Director. Mr. Bernstein became a director of PennantPark Investment in February 2007. Mr. Bernstein is currently President of The Bernstein Companies, a Washington, D.C.-based real estate firm which he joined in 1986. Mr. Bernstein also serves as the President and Chief Executive Officer of Consortium Atlantic Realty Trust, Inc., a private real estate investment trust operating in the Mid-Atlantic region since its formation in 2000. Mr. Bernstein is the President of the Mid-Atlantic Regional Advisory Board of the University of Pennsylvania.

Marshall Brozost (42), Director. Mr. Brozost became a director of PennantPark Investment in February 2007. Since 2007, Mr. Brozost has been Partner at the international law firm of Dewey & LeBoeuf LLP, where he practices in the real estate and private equity groups. Prior to his tenure at Dewey & LeBoeuf LLP which began in 2005, Mr. Brozost practiced law at O’Melveny & Myers LLP from 2001 to 2004 and Solomon & Weinberg LLP from 2004 to 2005. Mr. Brozost also served as a vice president of Nomura Asset Capital Corporation from 1997 through 2000.

Jeffrey Flug (47), Director. Mr. Flug became a director of PennantPark Investment in February 2007. Since 2009, Mr. Flug has been the Chief Operating and Financial Officer of Union Square Hospitality Group, an exclusive chain of restaurants. Mr. Flug was Chief Executive Officer and Executive Director of Millennium Promise Alliance, Inc. from 2006 to 2008. Millennium Promise is a non-profit organization whose mission is to eradicate extreme global poverty. Mr. Flug was Managing Director and Head of North American Institutional Sales at JP Morgan’s Investment Bank from 2000 to 2006. From 1988 to 2000, Mr. Flug was Managing Director for Goldman Sachs & Co. in its Fixed Income Division.

Samuel L. Katz (44), Director. Mr. Katz became a director of PennantPark Investment in February 2007. Since 2007, Mr. Katz is the Managing Partner of TZP Group LLC, a private equity fund. He served as Chief Executive Officer of MacAndrews & Forbes Acquisition Holdings, Inc. from 2006 to 2007. From 1996 to 2006, Mr. Katz held a variety of senior positions at Cendant Corporation including, most recently, Chairman and Chief Executive Officer of the Cendant Travel Distribution Services Division from 2001 to 2005. Mr. Katz was also Co-Chairman of Cendant’s Marketing Services Division as well as Chief Strategic Officer.

Interested Director

Arthur H. Penn (46) Founder, Chief Executive Officer and Chairman of the Board of Directors. Mr. Penn became the chief executive officer and a director of PennantPark Investment at its inception in January 2007. He also founded and became Managing Member of PennantPark Investment Advisers in January 2007. Mr. Penn co-founded Apollo Investment Management in 2004, where he was a Managing Partner from 2004 to 2006. He also served as Chief Operating Officer of Apollo Investment Corporation from its inception in 2004 to 2006 and served as President and Chief Operating Officer of that company in 2006. Mr. Penn was formerly a Managing Partner of Apollo Value Fund L.P. (formerly Apollo Distressed Investment Fund, L.P.) from 2003 to 2006. From 2002 to 2003, prior to joining Apollo, Mr. Penn was a Managing Director of CDC-IXIS Capital Markets. Mr. Penn previously served as Global Head of Leveraged Finance at UBS Warburg LLC (now UBS Investment Bank) from 1999 through 2001. Prior to joining UBS Warburg, Mr. Penn was Global Head of Fixed Income Capital markets for BT Securities and BT Alex. Brown Incorporated from 1994 to 1999. From 1992 to 1994, Mr. Penn served as Head of High-Yield Capital Markets at Lehman Brothers.

Executive Officer and Officer who are not Directors

Aviv Efrat (45), Chief Financial Officer and Treasurer. Mr. Efrat joined PennantPark Investment in February 2007 as its Chief Financial Officer and Treasurer. Mr. Efrat is also a Managing Director of PennantPark Investment Administration, LLC. Mr. Efrat was a Director at BlackRock, Inc., where he was responsible for a variety of administrative, operational, and financial aspects of closed-end and open-end registered investment companies from 1997 to 2007. From 1994 to 1997, Mr. Efrat was in the Investment Companies Business Unit at Deloitte & Touche LLP. He is a member of the American Institute of Certified Public Accountants and the New York State Society of Certified Public Accountants.

Guy F. Talarico (54) Chief Compliance Officer. Mr. Talarico became PennantPark Investment’s Chief Compliance Officer in 2008. Mr. Talarico has served as Chief Compliance Officer for investment advisers, private funds and investment companies since 2004. From 2001 to 2004 Mr. Talarico was senior director at Investors Bank & Trust Company where he was servicing investment advisers, mutual funds and institutions. From 1986 to 2001 Mr. Talarico was a division executive with JPMorgan Chase Bank, N.A., servicing equity and fixed-income portfolio management, money market trading and custody functions, as well as overseeing compliance. Mr. Talarico has been admitted to practice law in the States of New Jersey and New York.

Committees of the Board of Directors

For the fiscal year ended September 30, 2008, we held six board meetings, four Audit Committee meetings and one Nominating and Corporate Governance Committee meeting. All directors attended at least 75% of the aggregate number of meetings of the board of directors and of the respective committees on which they served. We require each director to make a diligent effort to attend all board and committee meetings and encourage directors to attend the annual meeting of stockholders.

Audit Committee

The members of the Audit Committee are Messrs. Bernstein, Brozost, Flug and Katz, each of whom is independent for purposes of the 1940 Act and NASDAQ corporate governance regulations. Mr. Flug serves as chairman of the audit committee. The Audit Committee operates pursuant to an Audit Committee Charter approved by the board of directors. The charter sets forth the responsibilities of the Audit Committee, which include selecting or retaining each year an independent registered public accounting firm (the “auditors”) to audit our accounts and records; reviewing and discussing with management and the auditors our annual audited financial statements, including disclosures made in management’s discussion and analysis, and recommending to the board of directors whether the audited financial statements should be included in our annual report on Form 10-K; reviewing and discussing with management and the auditors our quarterly financial statements prior to the filing quarterly reports on Form 10-Q; pre-approving the auditors’ engagement to render audit and/or permissible non-audit services; and evaluating the qualifications, performance and independence of the auditors. The Audit Committee is also responsible for aiding our board of directors in fair value pricing debt and equity securities that are not publicly traded or for which current market values are not readily available. The board of directors and Audit Committee may use the services of nationally recognized independent valuation firms to help them determine the fair value of these securities. Our board of directors has determined that Mr. Flug is our “Audit Committee financial expert” as that term is defined under Item 401 of Regulation S-K under the Securities Exchange Act of 1934, as amended, or the Exchange Act. The Audit Committee Charter is available on our website: www.pennantpark.com.

Nominating and Corporate Governance Committee

The members of the Nominating and Corporate Governance Committee are Messrs. Bernstein, Brozost, Flug and Katz, each of whom is independent for purposes of the 1940 Act and the corporate governance regulations of the NASDAQ. Messrs. Bernstein, Brozost and Katz serve as co-chairmen of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is responsible for selecting, researching and nominating directors for election by our stockholders, selecting nominees to fill vacancies on the board or a committee of the board, developing and recommending to the board a set of corporate governance principles and overseeing the evaluation of the board and our management. The Nominating and Corporate Governance Committee has adopted a written Nominating and Corporate Governance Committee Charter that is available on our website: www.pennantpark.com.

The Nominating and Corporate Governance Committee will consider stockholder recommendations for possible nominees for election as directors when such recommendations are submitted in accordance with the Company’s bylaws, the Nominating and Corporate Governance Committee Charter and any applicable law, rule or regulation regarding director nominations. Nominations should be sent to Thomas Friedmann, Secretary, c/o PennantPark Investment Corporation, 590 Madison Avenue, 15th Floor, New York, New York 10022. When submitting a nomination to us for consideration, a stockholder must provide all information that would be required under applicable SEC rules to be disclosed in connection with election of a director, including the following minimum information for each director nominee: full name, age and address; principal occupation during the past five years; current directorships on publicly held companies and investment companies; number of shares of our common stock owned, if any; and, a written consent of the individual to stand for election if nominated by our board of directors and to serve if elected by the stockholders.

Criteria considered by the Nominating and Corporate Governance Committee in evaluating the qualifications of individuals for election as members of the board of directors include compliance with the independence and other applicable requirements of the NASDAQ Corporate Governance and the 1940 Act, and all other applicable laws, rules, regulations and listing standards, the criteria, policies and principles set forth in the Nominating and Corporate Governance Committee Charter, and the ability to contribute to our effective management, taking into account our needs and such factors as the individual’s experience, perspective, skills and knowledge of the industry in which we operate. The Nominating and Corporate Governance Committee also may consider such other factors as it may deem are in our best interests and our stockholders. Our board of directors also believes it is appropriate for a key member of our management to participate as a member of our board of directors.

Compensation Committee

We do not have a compensation committee because our executive officer does not receive compensation from us.

Compensation of Directors

The following table shows information regarding the compensation paid by us to our directors for the fiscal year ended September 30, 2009. No compensation is paid by us to any interested director or executive officer.

Name	Aggregate compensation from PennantPark Investment	Pension or retirement benefits accrued as part of our expense(1)	Total paid to director / officer
Independent directors
Adam K. Bernstein	$92,500	None	$92,500
Marshall Brozost	92,500	None	92,500
Jeffrey Flug	97,500	None	97,500
Samuel L. Katz	91,250	None	91,250
Interested director
Arthur H. Penn	None	None	None
Executive officer
Aviv Eftrat(2)	None	None	None

(1)	We do not have a profit sharing or retirement plan, and directors do not receive any pension or retirement benefits from us.

(2)	Mr. Efrat is an employee of PennantPark Investment Administration, LLC.

Each Independent director receives an annual fee of $75,000 for services performed on behalf of the PennantPark Investment as a director. The independent directors also receive $2,500 plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each board meeting and receive $1,000 plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each committee meeting (unless combined with a board meeting). In addition, the Chairman of the Audit Committee receives an annual fee of $7,500 and each chairman/co-chairman of any other committee receives an annual fee of $2,500 for his additional services in these capacities. Also, we have purchased directors’ and officers’ liability insurance on behalf of our directors and officers. Independent directors have the option to receive their directors’ fees paid in shares of our common stock issued at a price per share equal to the greater of net asset value or the market price at the time of payment. No compensation is paid to directors who are “interested persons.”

CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS

As of December 31, 2009, to our knowledge, no person would be deemed to control us, as such term is defined in the 1940 Act.

Our directors consist of one interested director and four independent directors. An interested director is an “interested person” of us, as defined in the 1940 Act.

The following table sets forth, as of December 31, 2009, certain ownership information with respect to our common stock for those persons who directly or indirectly own, control, or hold with the power to vote, 5 percent or more of our common stock and all officers and directors, as a group.

Name and address(1)	Type of ownership(4)	Shares owned	Percentage of Common Stock Ownership
Clough Capital Partners L.P.	Beneficial	1,600,691	6.2%
One Post Office Square, 40th Floor
Boston, MA 02109

Wellington Management Company LLP	Beneficial	2,827,541	11.0%
75 State Street
Boston, MA 02109

Independent directors
Adam K. Bernstein(2)	Record/Beneficial	85,291	*
Marshall Brozost	Record/Beneficial	9,057	*
Jeffrey Flug	Record/Beneficial	90,561	*
Samuel L. Katz	Record/Beneficial	81,712	*

Interested director
Arthur H. Penn(3)	Record/Beneficial	436,625	1.7%

Executive officer
Aviv Efrat	Record/Beneficial	30,907	*
All Directors and Executive Officer as a group (6 persons)	Record/Beneficial	734,153	2.8%

(1)	The address for each officer and director is c/o PennantPark Investment Corporation, 590 Madison Avenue, 15th Floor, New York, New York 10022.

(2)	Mr. Bernstein is the President of JAM Investments, LLC and may therefore be deemed to own beneficially the 68,236 shares held by JAM Investments, LLC.

(3)	Mr. Penn is the Managing Member of PennantPark Investment Advisers, LLC, and may therefore be deemed to own beneficially the 274,224 shares held by PennantPark Investment Advisers, LLC.

(4)	Sole Voting Power.

*	Less than 1 percent.

Dollar Range of Securities Beneficially Owned by Directors, Officers and Portfolio Managers

The following table sets forth the dollar range of our equity securities beneficially owned by each of our directors, officers and portfolio managers as of December 31, 2009. Information as to the beneficial ownerships based on information furnished to the company by such persons. We are not part of a “family of investment companies,” as that term is defined in the 1940 Act.

Directors of PennantPark Investment	Dollar Range of Equity Securities in PennantPark Investment(1)
Independent directors
Adam K. Bernstein	$500,001 - $1,000,000(2)
Marshall Brozost	$50,001 - $100,000
Jeffrey Flug	$500,001 - $1,000,000
Samuel L. Katz	$500,001 - $1,000,000

Interested director
Arthur H. Penn	Over $1,000,000(3)

Executive officer who is not a director
Aviv Efrat	$100,001 - $500,000

Portfolio manager
P. Whitridge Williams, Jr.	$100,001 - $500,000
Jose A. Briones	$50,001 - $100,000

(1)	Dollar ranges are as follows: None; $1-$10,000; $10,001-$50,000; $50,001-$100,000; $100,001-$500,000; $500,001-$1,000,000 or over $1,000,000.

(2)	Also reflects holdings of JAM Investments, LLC.

(3)	Also reflects holdings of PennantPark Investment Advisers, LLC

CERTAIN RELATIONSHIPS AND TRANSACTIONS

Investment Management Agreement

PennantPark Investment has entered into the Investment Management Agreement with the Investment Adviser under which the Investment Adviser, subject to the overall supervision of PennantPark Investment’s board of directors, manages the day-to-day operations of and provides investment advisory services to PennantPark Investment. Under the terms of our Investment Management Agreement, PennantPark Investment Advisers:

•	determines the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes;

•	identifies, evaluates and negotiates the structure of the investments we make (including performing due diligence on our prospective portfolio companies); and

•	closes and monitors the investments we make.

PennantPark Investment Advisers’ services under our Investment Management Agreement are not exclusive, and it is free to furnish similar services to other entities so long as its services to us are not impaired. The Investment Adviser has not yet undertaken any such services, but may do so at any time and without the prior approval of our stockholders or our board of directors. Our board of directors would monitor any potential conflicts that may arise upon such a development. For providing these services, the Investment Adviser receives a fee from PennantPark Investment, consisting of two components—a base management fee and an incentive fee (collectively, “Management Fees”).

Investment Advisory Fees

The base management fee is calculated at an annual rate of 2.00% of our gross assets (net of U.S. Treasury Bills and/or temporary draws on the credit facility “average adjusted gross assets”, if any). Although the base management fee is 2.00% of our average adjusted gross assets, the Investment Adviser agreed to waive a portion of the base management fee such that the base management fee equaled 1.50% from the consummation of the initial public offering through September 30, 2007 and 1.75% from October 1, 2007 through March 31, 2008. The base management fee has been 2.00% since March 31, 2008 and is payable quarterly in arrears The base management fee is calculated based on the average value of our average adjusted gross assets at the end of the two most recently completed calendar quarters, and appropriately adjusted for any share issuances or repurchases during the current calendar quarter. Base investment advisory fees for any partial month or quarter are appropriately prorated. For the fiscal years ended September 30, 2009 and 2008, and for the period from January 11, 2007 (inception) through September 30, 2007, the Investment Adviser earned base management fees, after fee waiver, of $7.7 million, $6.7 million and $1.9 million, respectively.

The incentive fee has two parts, as follows:

One part is calculated and payable quarterly in arrears based on PennantPark Investment’s Pre-Incentive Fee Net Investment Income for the immediately preceding calendar quarter. For this purpose, Pre-Incentive Fee Net Investment Income means interest income, distribution income and any other income, including any other fees other than fees for providing managerial assistance, such as commitment, origination, structuring, diligence and consulting fees or other fees received from portfolio companies accrued during the calendar quarter, minus PennantPark Investment’s operating expenses for the quarter (including the base management fee, any expenses payable under the Administration Agreement, and any interest expense and distribution paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-Incentive Fee Net Investment Income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with PIK interest and zero coupon securities), accrued income not yet received in cash. Pre-Incentive Fee Net Investment Income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Pre-Incentive Fee Net Investment Income, expressed as a rate of return on the value of PennantPark Investment’s net assets at the end of the immediately preceding calendar quarter, is compared to the hurdle rate of 1.75% per quarter (7.00% annualized). PennantPark Investment pays the Investment Adviser an incentive fee with respect to PennantPark Investment’s Pre-Incentive Fee Net Investment Income in each calendar quarter as follows: (1) no incentive fee in any calendar quarter in which PennantPark Investment’s Pre-Incentive Fee Net Investment Income does not exceed the hurdle rate of 1.75%,(2) 100% of PennantPark Investment’s Pre-Incentive Fee Net Investment Income with respect to that portion of such Pre-Incentive Fee Net Investment Income, if any, that exceeds the hurdle rate but is less than 2.1875% in any calendar quarter (8.75% annualized), and (3) 20% of the amount of PennantPark Investment’s Pre-Incentive Fee Net Investment Income, if any, that exceeds 2.1875% in any calendar quarter. These calculations are pro rated for any period of less than three months and adjusted for any share issuances or repurchases during the current quarter.

The following is a graphical representation of calculation of quarterly incentive fee based on Net Investment Income

Pre-incentive fee net investment income

(expressed as a percentage of the value of net assets)

Percentage of pre-incentive fee net investment income

allocated to income-related portion of incentive fee

The second part of the incentive fee is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory and management agreement, as of the termination date), commencing on December 31, 2007 and equals 20.0% of our realized capital gains, if any, on a cumulative basis from inception through the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees. For the fiscal years ended September 30, 2009 and 2008, the Investment Adviser earned an incentive fee of $5.7 million and $3.8 million, respectively, from us. For the period from April 24, 2007 (initial public offering) through September 30, 2007, the Investment Adviser did not receive an incentive fee from us.

Examples of Quarterly Incentive Fee Calculation

Example 1: Income Related Portion of Incentive Fee (*):

Alternative 1

Assumptions

Investment income (including interest, distributions, fees, etc.) = 1.25%

Hurdle(1) = 1.75%

Base management fee(2) = 0.50%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.20%

Pre-Incentive Fee Net Investment Income

(investment income—(base management fee + other expenses)) = 0.55%

Pre-incentive net investment income does not exceed Hurdle; therefore there is no incentive fee.

Alternative 2

Assumptions

Investment income (including interest, distributions, fees, etc.) = 2.70%

Hurdle(1) = 1.75%

Base management fee(2) = 0.50%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.20%

Pre-Incentive Fee Net Investment Income

(investment income—(base management fee + other expenses)) = 2.00%

Incentive fee	= 20% x Pre-Incentive Fee Net Investment Income, subject to “catch-up”
= 2.00% - 1.75%
= 0.25%
= 100% x 0.25%
= 0.25%

Alternative 3

Assumptions

Investment income (including interest, distributions, fees, etc.) = 3.00%

Hurdle(1) = 1.75%

Base management fee(2) = 0.50%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.20%

Pre-Incentive Fee Net Investment Income

(investment income—(base management fee + other expenses)) = 2.30%

Incentive fee = 20% x Pre-Incentive Fee Net Investment Income, subject to “catch-up”

Incentive fee = 100% x “catch-up” + (20% x (Pre-Incentive Fee Net Investment Income – 2.1875%))

Catch-up = 2.1875% - 1.75%

= 0.4375%

= (100% x 0.4375%) + (20% x (2.3% - 2.1875%))

= 0.4375% + (20% x 0.1125%)

= 0.4375% + 0.0225%

= 0.46%

Example 2: Capital Gains Portion of Incentive Fee:

Assumptions

Year 1 = no net realized capital gains or losses

Year 2 = 6% net realized capital gains and 1% realized capital losses and unrealized capital depreciation Capital gain incentive fee = 20% x (realized capital gains for year computed net of all realized capital losses and unrealized capital depreciation at year end)

Management

Year 1 incentive fee	= 20% x (0)
= 0
= no incentive fee

Year 2 incentive fee	= 20% x (6% - 1%)
= 20% x 5%
= 1%

(*)	The hypothetical amount of Pre-Incentive Fee Net Investment Income shown is based on a percentage of total net assets.

(1)	Represents 7.0% annualized Hurdle.

(2)	Represents 2.0% annualized base management fee. Although the management fee is 2.00% of our average adjusted gross total assets, the Investment Adviser agreed to waive a portion of the base management fee such that the base management fee equaled 1.50% from the consummation of the initial public offering through September 30, 2007, 1.75% from October 1, 2007 through March 31, 2008, and 2.00% thereafter.

(3)	Excludes organizational and offering expenses.

Duration and Termination

The Investment Management Agreement was re-approved by our board of directors, including a majority of our directors who are not interested persons of PennantPark Investment, in February 2009. Unless terminated earlier as described below, our Investment Management Agreement will continue in effect for a period of one year through February 2010. It will remain in effect if approved annually by our board of directors, or by the affirmative vote of the holders of a majority of our outstanding voting securities, including, in either case, approval by a majority of our directors who are not interested persons. The Investment Management Agreement will automatically terminate in the event of its assignment. The Investment Management Agreement may be terminated by either party without penalty upon not more than 60 days’ written notice to the other. See “Risk Factors-Risks relating to our business and structure—We are dependent upon PennantPark Investment Advisers’ key personnel for our future success, and if we are unable to hire and retain qualified personnel or if we lose any member of our management team, our ability to achieve our investment objectives could be significantly harmed.”

Indemnification

Our Investment Management Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, PennantPark Investment Advisers and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from PennantPark Investment for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of PennantPark Investment Advisers’ services under each respective agreement or otherwise as an investment adviser of PennantPark Investment.

Organization of the Investment Adviser

PennantPark Investment Advisers is a registered investment adviser under the Advisers Act of 1940. The principal executive office of PennantPark Investment Advisers is located at 590 Madison Avenue, 15th Floor, New York, NY 10022.

Administration Agreement

Pursuant to the Administration Agreement, the Administrator furnishes us with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities. Under our Administration Agreement, the Administrator performs, or oversees the performance of, our required administrative services, which include, among other things, being responsible for the financial records which we are required to maintain and preparing reports to our stockholders and reports filed with the SEC. In addition, the Administrator assists us in determining and publishing our net asset value, oversees the preparation and filing of our tax returns and the printing and dissemination of reports to our stockholders, and generally oversees the payment of our expenses and the performance of administrative and professional services rendered to us by others. Payments under our Administration Agreement are equal to an amount based upon our allocable portion of the Administrator’s overhead in performing its obligations under our Administration Agreement, including rent and our allocable portion of the cost of compensation and related expenses of our Chief Compliance Officer and Chief Financial Officer and their respective staffs. Under our Administration Agreement, the Administrator provides on our behalf managerial assistance to those portfolio companies to which we are required to provide such assistance. To the extent that our Administrator outsources any of its functions, we pay the fees associated with such functions on a direct basis without profit to the Administrator. For the fiscal years ended September 30, 2009 and 2008, and for the period from January 11, 2007 (inception) through September 30, 2007, the Investment Adviser was reimbursed $1.7 million, $2.0 million and $0.5 million, respectively, by PennantPark Investment, including expenses it incurred on behalf of the Administrator for the services described above.

Duration and Termination

The Administration Agreement was re-approved by our board of directors, including a majority of our directors who are not interested persons of PennantPark Investment, in February 2009. Unless terminated earlier as described below, our Administration Agreement will continue in effect for a period of one year through February 2010. It will remain in effect if approved annually by our board of directors, or by the affirmative vote of the holders of a majority of our outstanding voting securities, including, in either case, approval by a majority of our directors who are not interested persons. The Administration Agreement will automatically terminate in the event of its assignment. The Administration Agreement may be terminated by either party without penalty upon not more than 60 days’ written notice to the other.

Indemnification

The Administration Agreement provides that, absent willful misfeasance, bad faith or negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, PennantPark Investment Administration and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from PennantPark Investment for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of PennantPark Investment Administration’s services under our Administration Agreement or otherwise as Administrator for PennantPark Investment.

License Agreement

We have entered into the License Agreement with PennantPark Investment Advisers pursuant to which PennantPark Investment Advisers has granted us a royalty-free, non-exclusive license to use the name “PennantPark.” Under this agreement, we have a right to use the PennantPark name, for so long as PennantPark Investment Advisers or one of its affiliates remains our Investment Adviser. Other than with respect to this limited license, we have no legal right to the “PennantPark” name.

DETERMINATION OF NET ASSET VALUE

The net asset value per share of our outstanding shares of common stock is determined quarterly by dividing the value of total assets minus liabilities by the total number of shares outstanding.

As a business development company, we generally invest in illiquid securities including debt and equity investments of middle-market companies. All of our investments are recorded using broker/dealers quotes or at fair value as determined in good faith by our board of directors. Our board of directors generally uses market quotations to assess the value of our investments for which market quotations are readily available. We obtain these market values from an independent pricing service or at the bid prices, if available, obtained from at least two broker/dealers, or by a principal market maker or a primary market dealer. If the board of directors has a bona fide reason to believe any such market quote does not reflect the fair value of an investment, it may independently value such investments by using the valuation procedure that it uses with respect to assets for which market quotations are not readily available. Debt and equity investments that are not publicly traded or whose market prices are not readily available are valued at fair value as determined in good faith by or under the direction of our board of directors. Such determination of fair values involves subjective judgments and estimates. Investments, of sufficient credit quality, purchased within 60 days of maturity are valued at cost plus accreted discount, or minus amortized premium, which approximates value. With respect to unquoted securities, our board of directors, in consultation with independent third party valuation firms, values each investment considering, among other measures, discounted cash flow models, comparisons of financial ratios of peer companies that are public and other factors.

When an external event such as a purchase transaction, public offering or subsequent equity sale occurs in connection with one of our portfolio companies, our board of directors uses the pricing indicated by the external event to corroborate and/or assist us in our valuation of our investment in such portfolio company. Because there are not always readily available markets for most of the investments in our portfolio, we value certain of our portfolio investments at fair value as determined in good faith by our board of directors using a documented valuation policy and a consistently applied valuation process. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may differ significantly from the values that would have been used had a readily available market value existed for such investments, and the differences could be material.

With respect to investments for which market quotations are not readily available, or are readily available but are deemed by our board of directors not reflective of the fair value of the investment, our board of directors undertakes a multi-step valuation process each quarter, as described below:

1)	Our quarterly valuation process begins with each portfolio company or investment being initially valued by the investment professionals of the Investment Adviser responsible for the portfolio investment;

2)	Preliminary valuation conclusions are then documented and discussed with the management of our Investment Adviser;

3)	Our board of directors also engages independent valuation firms to conduct independent appraisals of our investments for which market quotations are not readily available or are readily available but deemed not reflective of the fair value of an investment. The independent valuation firm reviews management’s preliminary valuations in light of its own independent assessment and also in light of any market quotations obtained from an independent pricing service, broker, dealer or market maker;

4)	The audit committee of our board of directors reviews the preliminary valuations of the Investment Adviser and that of the independent valuation firms and responds and supplements the valuation recommendations of the independent valuation firms to reflect any comments; and

5)	The board of directors discusses the valuations and determines the fair value of each investment in our portfolio in good faith, based on the input of our Investment Adviser, the independent valuation firms and the audit committee.

Our investments are generally structured as debt and equity investments in the form of mezzanine debt, senior secured loans, and equity co-investments. The transaction price, excluding transaction costs, is typically the best estimate of fair value at inception. When evidence supports a subsequent change to the carrying value from the original transaction price, adjustments are made to reflect the expected exit values. Ongoing reviews by our Investment Adviser and independent valuation firms are based on an assessment of each underlying investment, incorporating valuations that consider the evaluation of financing and sale transactions with third parties, expected cash flows and market-based information, including comparable transactions, and performance multiples, among other factors.

It is possible that future events unforeseen by us or our Investment Adviser, such as a disturbance in the global credit markets, a severe decline in the value of the U.S. dollar, a sharp economic downturn or other general market disturbance, will negatively impact the market for leveraged finance instruments. If the market for our investments is substantially eroded, we may not find purchasers for our portfolio securities at all, or we may be able to sell them only for a fraction of their previously recorded value. During such times, our board of directors, in conjunction with our Investment Adviser and one or more independent valuation firms will continue to determine the fair value of our investments in accordance with our valuation process enumerated above. They will take into account the applicable market conditions, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, its earnings and cash flows, the markets in which the portfolio company does business, comparison to publicly traded companies and other relevant factors. Determining fair value requires that judgment be applied to the specific facts and circumstances of each portfolio investment while employing a consistently applied valuation process for the types of investments we make.

Determinations In Connection With Offerings

In connection with each offering of shares of our common stock, our board of directors or a committee thereof will be required to make the determination that we are not selling shares of our common stock at a price below net asset value of our common stock at the time at which the sale is made unless we receive the consent of the majority of our common stockholders to do so, and the board of directors decides that such an offering is in the best interests of our common stockholders. Our board of directors will consider the following factors, among others, in making such determination:

•	the net asset value of our common stock disclosed in the most recent periodic report that we filed with the SEC;

•

our management’s assessment of whether any change in the net asset value of our common stock has occurred (including through the realization of gains on the sale of our portfolio securities) during the period beginning on the date of the most recent public filing with the SEC that discloses the net asset value of our common stock and ending two days prior to the date of the sale of our common stock; and

•

the magnitude of the difference between the offering price of the shares of our common stock in the proposed offering and management’s assessment of any change in the net asset value of our common stock during the period discussed above.

Importantly, this determination will not necessarily require that we calculate the net asset value of our common stock in connection with each offering of shares of our common stock, but instead it will involve the determination by our board of directors or a committee thereof that we are not selling shares of our common stock at a price below the then current net asset value of our common stock at the time at which the sale is made or otherwise in violation of the 1940 Act. However, if we receive the consent of a majority of our common stockholders to issue shares of our common stock at a price below our then current NAV (stockholders have provided such consent on August 25, 2009 for a 12-month period), and our board of directors decides that such an offering is in the best interest of our common stockholders and we may undertake such an offering. For more information, see “Sales Of Common Stock Below Net Asset Value.”

To the extent that the above procedures result in even a remote possibility that we may (i) in the absence of stockholder approval issue shares of our common stock at a price below the then current net asset value of our common stock at the time at which the sale is made or (ii) trigger our undertaking to suspend the offering of shares of our common stock pursuant to this prospectus if the net asset value fluctuates by certain amounts in certain circumstances until the prospectus is amended, the board of directors or a committee thereof will elect, in the case of clause (i) above, either to postpone the offering until such time that there is no longer the possibility of the occurrence of such event or to undertake to determine net asset value within two days prior to any such sale to ensure that such sale will not be below our then current net asset value, and, in the case of clause (ii) above, to comply with such undertaking or to undertake to determine net asset value to ensure that such undertaking has not been triggered.

We may, however, subject to the requirements of the 1940 Act, issue rights to acquire our common stock at a price below the current net asset value of the common stock if our board of directors determines that such sale is in our best interests and the best interests of our common stockholders. In any such case, the price at which our securities are to be issued and sold may not be less than a price, that in the determination of our board of directors, closely approximates the market value of such securities. We will not offer transferable subscription rights to our stockholders at a price equivalent to less than the then current net asset value per share of common stock, excluding underwriting commissions, unless we first file a post-effective amendment that is declared effective by the SEC with respect to such issuance and the common stock to be purchased in connection with the rights represents no more than one-third of our outstanding common stock at the time such rights are issued. In addition, we note that for us to file a post-effective amendment to this registration statement on Form N-2, we must then be qualified to register our securities on Form S-3. If we raise additional funds by issuing more common stock or warrants or senior securities convertible into, or exchangeable for, our common stock, the percentage ownership of our common stockholders at that time would decrease, and our common stockholders may experience dilution.

These processes and procedures are part of our compliance policies and procedures. Records will be made contemporaneously with all determinations of the board of directors described in this section, and we will maintain these records with other records that we are required to maintain under the 1940 Act.

DIVIDEND REINVESTMENT PLAN

We have adopted a dividend reinvestment plan that provides for reinvestment of our dividends and other distributions on behalf of our stockholders, unless a stockholder elects to receive cash as provided below. As a result, if our board of directors authorizes, and we declare, a cash dividend or other distribution, then our stockholders who have not ‘opted out’ of our dividend reinvestment plan will have their cash distribution automatically reinvested in additional shares of our common stock, rather than receiving the cash distribution.

No action is required on the part of registered stockholders to have their cash dividend or other distribution reinvested in shares of our common stock. A registered stockholder may elect to receive an entire distribution in cash by notifying American Stock Transfer and Trust Company, the plan administrator and our transfer agent and registrar, in writing so that such notice is received by the plan administrator no later than the record date for distributions to stockholders. The plan administrator will set up an account for shares acquired through the plan for each stockholder who has not elected to receive dividends or other distributions in cash and hold such shares in non-certificated form. Upon request by a stockholder participating in the plan, received in writing not less than 10 days prior to the record date, the plan administrator will, instead of crediting shares to the participant’s account, issue a certificate registered in the participant’s name for the number of whole shares of our common stock and a check for any fractional share.

Those stockholders whose shares are held by a broker or other financial intermediary may receive dividends and other distributions in cash by notifying their broker or other financial intermediary of their election.

We intend to use primarily newly issued shares to implement the plan, whether our shares are trading at a premium or at a discount to net asset value. However, we reserve the right to purchase shares in the open market in connection with our implementation of the plan. The number of shares to be issued to a stockholder is determined by dividing the total dollar amount of the distribution payable to such stockholder by the market price per share of our common stock at the close of regular trading on NASDAQ Global Select Market on the valuation date for such distribution. Market price per share on that date will be the closing price for such shares on NASDAQ Global Select Market or, if no sale is reported for such day, at the average of their reported bid and asked prices. The number of shares of our common stock to be outstanding after giving effect to payment of the dividend or other distribution cannot be established until the value per share at which additional shares will be issued has been determined and elections of our stockholders have been tabulated.

Except as described below, the plan administrator’s fees will be paid by us. If a participant elects by written notice to the plan administrator to have the plan administrator sell part or all of the shares held by the plan administrator in the participant’s account and remit the proceeds to the participant, the plan administrator is authorized to deduct a $15.00 transaction fee plus a $0.10 per share brokerage commissions from the proceeds. Additionally, there are brokerage commissions, currently $0.03 per share, incurred in connection with open market purchases.

Stockholders who receive dividends and other distributions in the form of stock are subject to the same federal, state and local tax consequences as are stockholders who elect to receive their distributions in cash. A stockholder’s basis for determining gain or loss upon the sale of stock received in a dividend or other distribution from us will be equal to the total dollar amount of the distribution payable to the stockholder. Any stock received in a dividend or other distribution will have a new holding period for tax purposes commencing on the day following the day on which the shares are credited to the U.S. stockholder’s account.

Participants may terminate their accounts under the plan by notifying the plan administrator via its website at www.amstock.com, by filling out the transaction request form located at bottom of their statement and sending it to the plan administrator.

The plan may be terminated by us upon notice in writing mailed to each participant at least 30 days prior to any record date for the payment of any dividend by us. All correspondence concerning the plan should be directed to the plan administrator by mail at American Stock Transfer and Trust Company, P.O. Box 922, Wall Street Station, New York, New York 10269, or by the plan administrator’s Interactive Voice Response System at 1-888-777-0324.

DESCRIPTION OF OUR CAPITAL STOCK

The following description is based on relevant portions of the Maryland General Corporation Law and on our charter and bylaws. This summary is not necessarily complete, and we refer you to the Maryland General Corporation Law and our charter and bylaws for a more detailed description of the provisions summarized below.

Capital Stock

On September 30, 2009 our authorized capital stock consisted of 100,000,000 shares of stock, par value $0.001 per share, all of which is classified as common stock. Our common stock is quoted on NASDAQ Global Select Market under the ticker symbol “PNNT”. There are no outstanding options or warrants to purchase our stock. No stock has been authorized for issuance under any equity compensation plans. Under Maryland law, our stockholders generally are not personally liable for our debts or obligations.

The last reported closing market price of our common stock on December 31, 2009 was $8.92 per share. As of December 31, 2009, we had 16 stockholders of record.

The following are our outstanding classes of securities as of December 31, 2009:

Title of Class	Amount Authorized	Amount Held by Us or for Our Account	Amount Outstanding
Common Stock, par value $0.001 per share	100,000,000	—	25,808,772

Under our charter, our board of directors is authorized to classify and reclassify any unissued shares of stock into other classes or series of stock and authorize the issuance of shares of stock without obtaining stockholder approval. As permitted by the Maryland General Corporation Law, our charter provides that the board of directors, without any action by our stockholders, may amend the charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue.

Common stock

All shares of our common stock have equal rights as to earnings, assets, distributions and voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our common stock if, as and when authorized by our board of directors and declared by us out of funds legally available. Shares of our common stock have no preemptive, exchange, conversion or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In the event of a liquidation, dissolution or winding up of PennantPark Investment, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Each share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess exclusive voting power. There is no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of common stock can elect all of our directors, and holders of less than a majority of such shares will be unable to elect any director.

Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.

Our charter authorizes us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to obligate us to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan, limited liability company or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding.

Our bylaws obligate us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan, limited liability company or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to a proceeding by reason of his or her service in any such capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of us in any of the capacities described above and any of our employees or agents or any employees or agents of our predecessor. In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received unless, in either case, a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Provisions of the Maryland General Corporation Law and our Charter and Bylaws

The Maryland General Corporation Law and our charter and bylaws contain provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

Classified board of directors

Our board of directors is divided into three classes of directors serving staggered three-year terms. The terms of the first, second and third classes will expire in 2011, 2012, and 2010, respectively, and in each case, those directors will serve until their successors are duly elected and qualify. Beginning in 2008, upon expiration of their current terms, directors of each class have been or are elected to serve for three-year terms and until their successors are duly elected and qualify and each year one class of directors will be elected by the stockholders. A classified board may render a change in control of us or removal of our incumbent management more difficult. We believe, however, that the longer time required to elect a majority of a classified board of directors will help to ensure the continuity and stability of our management and policies.

Election of directors

Our charter and bylaws provide that the affirmative vote of the holders of a majority of the outstanding shares of stock entitled to vote in the election of directors will be required to elect a director. Pursuant to the charter, our board of directors may amend the bylaws to alter the vote required to elect directors.

Number of directors; vacancies; removal

Our charter provides that the number of directors will be set only by the board of directors in accordance with our bylaws. Our bylaws provide that a majority of our entire board of directors may at any time increase or decrease the number of directors. However, unless our bylaws are amended, the number of directors may never be less than four nor more than eight. We have elected to be subject to the provision of Subtitle 8 of Title 3 of the Maryland General Corporation Law regarding the filling of vacancies on the board of directors. Accordingly, except as may be provided by the board of directors in setting the terms of any class or series of preferred stock, any and all vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies, subject to any applicable requirements of the 1940 Act.

Our charter provides that a director may be removed only for cause, as defined in our charter, and then only by the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors.

Action by stockholders

Under the Maryland General Corporation Law, stockholder action can be taken only at an annual or special meeting of stockholders or by unanimous written consent in lieu of a meeting (unless the charter provides for stockholder action by less than unanimous consent, which our charter does not). These provisions, combined with the requirements of our bylaws regarding the calling of a stockholder-requested special meeting of stockholders discussed below, may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

Advance notice provisions for stockholder nominations and stockholder proposals

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to the board of directors and the proposal of business to be considered by stockholders may be made only (1) pursuant to our notice of the meeting, (2) by the board of directors or (3) by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to the board of directors at a special meeting may be made only (1) pursuant to our notice of the meeting, (2) by the board of directors or (3) provided that the board of directors has determined that directors will be elected at the meeting, by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws.

The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our board of directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our board of directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our board of directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Calling of special meetings of stockholders

Our bylaws provide that special meetings of stockholders may be called by our board of directors and certain of our officers. Additionally, our bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders will be called by the secretary of the corporation upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at such meeting.

Approval of extraordinary corporate action; amendment of charter and bylaws

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our charter generally provides for approval of charter amendments and extraordinary transactions by the stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter. Our charter also provides that certain charter amendments and any proposal for our conversion, whether by merger or otherwise, from a closed-end company to an open-end company or any proposal for our liquidation or dissolution requires the approval of the stockholders entitled to cast at least 80 percent of the votes entitled to be cast on such matter. However, if such amendment or proposal is approved by at least two-thirds of our continuing directors (in addition to approval by our board of directors), such amendment or proposal may be approved by a majority of the votes entitled to be cast on such a matter. The “continuing directors” are defined in our charter as our current directors as well as those directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of the continuing directors then on the board of directors.

Our charter and bylaws provide that the board of directors will have the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

No appraisal rights

Except with respect to appraisal rights arising in connection with the Maryland Control Share Acquisition Act discussed below, as permitted by the Maryland General Corporation Law, our charter provides that stockholders will not be entitled to exercise appraisal rights.

Control share acquisitions

The Control Share Acquisition Act provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquirer, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

The requisite stockholder approval must be obtained each time an acquirer crosses one of the thresholds of voting power set forth above. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may repurchase for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to repurchase control shares is subject to certain conditions and limitations, including, as provided in our bylaws, compliance with the 1940 Act. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The Control Share Acquisition Act does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the Control Share Acquisition Act any and all acquisitions by any person of our shares of stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future. However, we will amend our bylaws to be subject to the Control Share Acquisition Act only if the board of directors determines that it would be in our best interests based on our determination that our being subject to the Control Share Acquisition Act does not conflict with the 1940 Act.

Business combinations

Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns 10% or more of the voting power of the corporation’s shares; or

•

an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under this statute if the board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•

two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Our board of directors has adopted a resolution that any business combination between us and any other person is exempted from the provisions of the Business Combination Act, provided that the business combination is first approved by the board of directors, including a majority of the directors who are not interested persons as defined in the 1940 Act. This resolution, however, may be altered or repealed in whole or in part at any time. If this resolution is repealed, or the board of directors does not otherwise approve a business combination, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Conflict with 1940 Act

Our bylaws provide that, if and to the extent that any provision of the Maryland General Corporation Law, including the Control Share Acquisition Act (if we amend our bylaws to be subject to such Act) and the Business Combination Act, or any provision of our charter or bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.

DESCRIPTION OF OUR PREFERRED STOCK

Our charter authorizes our board of directors to classify and reclassify any unissued shares of stock into other classes or series of stock, including preferred stock. Prior to issuance of shares of each class or series, the board of directors is required by Maryland law and by our charter to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Thus, the board of directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest. You should note, however, that any issuance of preferred stock must comply with the requirements of the 1940 Act.

The 1940 Act generally requires that (1) immediately after issuance and before any distribution is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of our total assets less liabilities not represented by indebtedness, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if distributions on such preferred stock are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. For example, holders of preferred stock would vote separately from the holders of common stock on a proposal to cease operations as a business development company. We believe that the availability for issuance of preferred stock will provide us with increased flexibility in structuring future financings and acquisitions.

For any series of preferred stock that we may issue, our board of directors will determine and the prospectus supplement relating to such series will describe:

•	the designation and number of shares of such series;

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the rate and time at which, and the preferences and conditions under which, any dividends will be paid on shares of such series, as well as whether such dividends are cumulative or non-cumulative and participating or non-participating;

•	any provisions relating to convertibility or exchangeability of the shares of such series;

•	the rights and preferences, if any, of holders of shares of such series upon our liquidation, dissolution or winding up of our affairs;

•	the voting powers, if any, of the holders of shares of such series;

•	any provisions relating to the redemption of the shares of such series;

•	any limitations on our ability to pay dividends or make distributions on, or acquire or redeem, other securities while shares of such series are outstanding;

•	any conditions or restrictions on our ability to issue additional shares of such series or other securities;

•	if applicable, a discussion of certain U.S. federal income tax considerations; and

•	any other relative power, preferences and participating, optional or special rights of shares of such series, and the qualifications, limitations or restrictions thereof.

All shares of preferred stock that we may issue will be identical and of equal rank except as to the particular terms thereof that may be fixed by our board of directors, and all shares of each series of preferred stock will be identical and of equal rank except as to the dates from which cumulative dividends, if any, thereon will be cumulative. If we issue shares of preferred stock, holders of such preferred stock will be entitled to receive cash dividends at an annual rate that will be fixed or will vary for the successive dividend periods for each series. In general, the dividend periods for fixed rate preferred stock will be quarterly and for any auction rate preferred stock, or ARPS, will be weekly or monthly and subject to extension. With respect to ARPS, we expect the dividend rate to be variable and determined for each dividend period.

DESCRIPTION OF OUR WARRANTS

The following is a general description of the terms of the warrants we may issue from time to time. Particular terms of any warrants we offer will be described in the prospectus supplement relating to such warrants.

We may issue warrants to purchase shares of our common stock, preferred stock or debt securities. Such warrants may be issued independently or together with shares of common or preferred stock or a specified principal amount of debt securities and may be attached or separate from such securities. We will issue each series of warrants under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants.

A prospectus supplement will describe the particular terms of any series of warrants we may issue, including the following:

•	the title of such warrants;

•	the aggregate number of such warrants;

•	the price or prices at which such warrants will be issued;

•	the currency or currencies, including composite currencies, in which the price of such warrants may be payable;

•	if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each such security or each principal amount of such security;

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in the case of warrants to purchase debt securities, the principal amount of debt securities purchasable upon exercise of one warrant and the price at which and the currency or currencies, including composite currencies, in which this principal amount of debt securities may be purchased upon such exercise;

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in the case of warrants to purchase common stock or preferred stock, the number of shares of common stock or preferred stock, as the case may be, purchasable upon exercise of one warrant and the price at which and the currency or currencies, including composite currencies, in which these shares may be purchased upon such exercise;

•	the date on which the right to exercise such warrants shall commence and the date on which such right will expire;

•	whether such warrants will be issued in registered form or bearer form;

•	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;

•	information with respect to book-entry procedures, if any;

•	the terms of the securities issuable upon exercise of the warrants;

•	if applicable, a discussion of certain U.S. federal income tax considerations; and

•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

We and the warrant agent may amend or supplement the warrant agreement for a series of warrants without the consent of the holders of the warrants issued thereunder to effect changes that are not inconsistent with the provisions of the warrants and that do not materially and adversely affect the interests of the holders of the warrants.

Prior to exercising their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including, in the case of warrants to purchase debt securities, the right to receive principal, premium, if any, or interest payments, on the debt securities purchasable upon exercise or to enforce covenants in the applicable indenture or, in the case of warrants to purchase common stock or preferred stock, the right to receive dividends, if any, or payments upon our liquidation, dissolution or winding up or to exercise any voting rights.

Under the 1940 Act, we may generally only offer warrants provided that (1) the warrants expire by their terms within ten years; (2) the exercise or conversion price is not less than the current market value at the date of issuance; (3) our stockholders authorize the proposal to issue such warrants, and our board of directors approves such issuance on the basis that the issuance is in our best interests and our stockholders; and (4) if the warrants are accompanied by other securities, the warrants are not separately transferable unless no class of such warrants and the securities accompanying them has been publicly distributed. The 1940 Act also provides that the amount of our voting securities that would result from the exercise of all outstanding warrants at the time of issuance may not exceed 25% of our outstanding voting securities.

DESCRIPTION OF OUR SUBSCRIPTION RIGHTS

We may issue subscription rights to purchase common stock. Subscription rights may be issued independently or together with any other offered security and may or may not be transferable by the person purchasing or receiving the subscription rights. In connection with any subscription rights offering to our stockholders, we may enter into a standby underwriting or other arrangement with one or more underwriters or other persons pursuant to which such underwriters or other persons would purchase any offered securities remaining unsubscribed for after such subscription rights offering. We will not offer transferable subscription rights to our stockholders at a price equivalent to less than the then current net asset value per share of common stock, excluding underwriting commissions, unless we first file a post-effective amendment that is declared effective by the SEC with respect to such issuance and the common stock to be purchased in connection with the rights represents no more than one-third of our outstanding common stock at the time such rights are issued. In connection with a subscription rights offering to our stockholders, we would distribute certificates evidencing the subscription rights and a prospectus supplement to our stockholders on the record date that we set for receiving subscription rights in such subscription rights offering.

The applicable prospectus supplement would describe the following terms of subscription rights in respect of which this prospectus is being delivered:

•	the title of such subscription rights;

•	the exercise price or a formula for the determination of the exercise price for such subscription rights;

•	the number or a formula for the determination of the number of such subscription rights issued to each stockholder;

•	the extent to which such subscription rights are transferable;

•	if applicable, a discussion of the material U.S. federal income tax considerations applicable to the issuance or exercise of such subscription rights;

•	the date on which the right to exercise such subscription rights would commence, and the date on which such rights shall expire (subject to any extension);

•	the extent to which such subscription rights include an over-subscription privilege with respect to unsubscribed securities;

•	if applicable, the material terms of any standby underwriting or other purchase arrangement that we may enter into in connection with the subscription rights offering; and

•	any other terms of such subscription rights, including terms, procedures and limitations relating to the exchange and exercise of such subscription rights.

Exercise of Subscription Rights

Each subscription right would entitle the holder of the subscription right to purchase for cash such amount of shares of common stock or other securities at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the prospectus supplement relating to the subscription rights offered thereby or another report filed with the SEC. Subscription rights may be exercised at any time up to the close of business on the expiration date for such subscription rights set forth in the applicable prospectus supplement. After the close of business on the expiration date, all unexercised subscription rights would become void.

Subscription rights may be exercised as set forth in the prospectus supplement relating to the subscription rights offered thereby. Upon receipt of payment and the subscription rights certificate properly completed and duly executed at the corporate trust office of the subscription rights agent or any other office indicated in the prospectus supplement, we will forward, as soon as practicable, the shares of common stock or other securities purchasable upon such exercise. We may determine to offer any unsubscribed offered securities directly to stockholders, persons other than stockholders, to or through agents, underwriters or dealers or through a combination of such methods, including pursuant to standby underwriting or other arrangements, as set forth in the applicable prospectus supplement.

DESCRIPTION OF OUR DEBT SECURITIES

We may issue debt securities in one or more series. The specific terms of each series of debt securities will be described in the particular prospectus supplement relating to that series. The prospectus supplement may or may not modify the general terms found in this prospectus and will be filed with the SEC. For a complete description of the terms of a particular series of debt securities, you should read both this prospectus and the prospectus supplement relating to that particular series.

As required by federal law for all bonds and notes of companies that are publicly offered, the debt securities are governed by a document called an “indenture.” An indenture is a contract between us and a financial institution acting as trustee on your behalf, and is subject to and governed by the Trust Indenture Act of 1939, as amended. The trustee has two main roles. First, the trustee can enforce your rights against us if we default. There are some limitations on the extent to which the trustee acts on your behalf, described in the second paragraph under “Description of our Debt Securities—Events of Default.” Second, the trustee performs certain administrative duties for us, such as sending interest and principal payments to holders.

Because this section is a summary, it does not describe every aspect of the debt securities and the indenture. We urge you to read the indenture because it, and not this description, defines your rights as a holder of debt securities. For example, in this section, we use capitalized words to signify terms that are specifically defined in the indenture. Some of the definitions are repeated in this prospectus, but for the rest you will need to read the indenture. We have filed the form of the indenture with the SEC. See “Description of our Debt Securities—Additional Information” for information on how to obtain a copy of the indenture.

The prospectus supplement, which will accompany this prospectus, will describe the particular series of debt securities being offered by including:

•	the designation or title of the series of debt securities;

•	the total principal amount of the series of debt securities and whether or not the offering may be reopened for additional securities of that series and on what terms;

•	the percentage of the principal amount at which the series of debt securities will be offered;

•	the date or dates on which principal will be payable;

•	the rate or rates (which may be either fixed or variable) and/or the method of determining such rate or rates of interest, if any;

•	the date or dates from which any interest will accrue, or the method of determining such date or dates, and the date or dates on which any interest will be payable;

•	the terms for redemption, extension or early repayment, if any;

•	the currencies in which the series of debt securities are issued and payable;

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whether the amount of payments of principal, premium or interest, if any, on a series of debt securities will be determined with reference to an index, formula or other method (which could be based on one or more currencies, commodities, equity indices or other indices) and how these amounts will be determined;

•	the place or places, if any, other than or in addition to The City of New York, of payment, transfer, conversion and/or exchange of the debt securities;

•	the denominations in which the offered debt securities will be issued;

•	the provision for any sinking fund;

•	any restrictive covenants;

•	any Events of Default;

•	whether the series of debt securities are issuable in certificated form;

•	any provisions for defeasance or covenant defeasance;

•	any special federal income tax implications, including, if applicable, federal income tax considerations relating to original issue discount;

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whether and under what circumstances we will pay additional amounts in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem the debt securities rather than pay the additional amounts (and the terms of this option);

•	any provisions for convertibility or exchangeability of the debt securities into or for any other securities;

•	whether the debt securities are subject to subordination and the terms of such subordination;

•	the listing, if any, on a securities exchange; and

•	any other terms.

The debt securities may be secured or unsecured obligations. Under the provisions of the 1940 Act, we are permitted, as a business development company, to issue debt only in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after each issuance of debt. Unless the prospectus supplement states otherwise, principal (and premium, if any) and interest, if any, will be paid by us in immediately available funds.

General

The indenture provides that any debt securities proposed to be sold under this prospectus and the attached prospectus supplement (“offered debt securities”) and any debt securities issuable upon the exercise of warrants or upon conversion or exchange of other offered securities (“underlying debt securities”) may be issued under the indenture in one or more series.

For purposes of this prospectus, any reference to the payment of principal of, or premium or interest, if any, on, debt securities will include additional amounts if required by the terms of the debt securities.

The indenture limits the amount of debt securities that may be issued thereunder from time to time. Debt securities issued under the indenture, when a single trustee is acting for all debt securities issued under the indenture, are called the “indenture securities.” The indenture also provides that there may be more than one trustee thereunder, each with respect to one or more different series of indenture securities. See “Description of our Debt Securities—Resignation of Trustee” below. At a time when two or more trustees are acting under the indenture, each with respect to only certain series, the term “indenture securities” means the one or more series of debt securities with respect to which each respective trustee is acting. In the event that there is more than one trustee under the indenture, the powers and trust obligations of each trustee described in this prospectus will extend only to the one or more series of indenture securities for which it is trustee. If two or more trustees are acting under the indenture, then the indenture securities for which each trustee is acting would be treated as if issued under separate indentures.

The indenture does not contain any provisions that give you protection in the event we issue a large amount of debt or we are acquired by another entity.

We refer you to the prospectus supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or our covenants that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

We have the ability to issue indenture securities with terms different from those of indenture securities previously issued and, without the consent of the holders thereof, to reopen a previous issue of a series of indenture securities and issue additional indenture securities of that series unless the reopening was restricted when that series was created.

Conversion and Exchange

If any debt securities are convertible into or exchangeable for other securities, the prospectus supplement will explain the terms and conditions of the conversion or exchange, including the conversion price or exchange ratio (or the calculation method), the conversion or exchange period (or how the period will be determined), if conversion or exchange will be mandatory or at the option of the holder or us, provisions for adjusting the conversion price or the exchange ratio and provisions affecting conversion or exchange in the event of the redemption of the underlying debt securities. These terms may also include provisions under which the number or amount of other securities to be received by the holders of the debt securities upon conversion or exchange would be calculated according to the market price of the other securities as of a time stated in the prospectus supplement.

Issuance of Securities in Registered Form

We may issue the debt securities in registered form, in which case we may issue them either in book-entry form only or in “certificated” form. Debt securities issued in book-entry form will be represented by global securities. We expect that we will issue debt securities in book-entry only form represented by global securities.

We also will have the option of issuing debt securities in non-registered form as bearer securities if we issue the securities outside the United States to non-U.S. persons. In that case, the prospectus supplement will set forth the mechanics for holding the bearer securities, including the procedures for receiving payments, for exchanging the bearer securities, including the procedures for receiving payments, for exchanging the bearer securities for registered securities of the same series, and for receiving notices. The prospectus supplement will also describe the requirements with respect to our maintenance of offices or agencies outside the United States and the applicable U.S. federal tax law requirements.

Book-Entry Holders

We will issue registered debt securities in book-entry form only, unless we specify otherwise in the applicable prospectus supplement. This means debt securities will be represented by one or more global securities registered in the name of a depositary that will hold them on behalf of financial institutions that participate in the depositary’s book-entry system. These participating institutions, in turn, hold beneficial interests in the debt securities held by the depositary or its nominee. These institutions may hold these interests on behalf of themselves or customers.

Under the indenture, only the person in whose name a debt security is registered is recognized as the holder of that debt security. Consequently, for debt securities issued in book-entry form, we will recognize only the depositary as the holder of the debt securities and we will make all payments on the debt securities to the depositary. The depositary will then pass along the payments it receives to its participants, which in turn will pass the payments along to their customers who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the debt securities.

As a result, investors will not own debt securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary’s book-entry system or holds an interest through a participant. As long as the debt securities are represented by one or more global securities, investors will be indirect holders, and not holders, of the debt securities.

Street Name Holders

In the future, we may issue debt securities in certificated form or terminate a global security. In these cases, investors may choose to hold their debt securities in their own names or in “street name.” Debt securities held in street name are registered in the name of a bank, broker or other financial institution chosen by the investor, and the investor holds a beneficial interest in those debt securities through the account he or she maintains at that institution.

For debt securities held in street name, we will recognize only the intermediary banks, brokers and other financial institutions in whose names the debt securities are registered as the holders of those debt securities, and we will make all payments on those debt securities to them. These institutions will pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold debt securities in street name will be indirect holders, and not holders, of the debt securities.

Legal Holders

Our obligations, as well as the obligations of the applicable trustee and those of any third parties employed by us or the applicable trustee, run only to the legal holders of the debt securities. We do not have obligations to investors who hold beneficial interests in global securities, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect holder of a debt security or has no choice because we are issuing the debt securities only in book-entry form.

For example, once we make a payment or give a notice to the holder, we have no further responsibility for the payment or notice even if that holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect holders but does not do so. Similarly, if we want to obtain the approval of the holders for any purpose (for example, to amend an indenture or to relieve us of the consequences of a default or of our obligation to comply with a particular provision of an indenture), we would seek the approval only from the holders, and not the indirect holders, of the debt securities. Whether and how the holders contact the indirect holders is up to the holders.

When we refer to you, we mean those who invest in the debt securities being offered by this prospectus, whether they are the holders or only indirect holders of those debt securities. When we refer to your debt securities, we mean the debt securities in which you hold a direct or indirect interest.

Special Considerations for Indirect Holders

If you hold debt securities through a bank, broker or other financial institution, either in book-entry form or in street name, we urge you to check with that institution to find out:

•	how it handles securities payments and notices,

•	whether it imposes fees or charges,

•	how it would handle a request for the holders’ consent, if ever required,

•	whether and how you can instruct it to send you debt securities registered in your own name so you can be a holder, if that is permitted in the future for a particular series of debt securities,

•	how it would exercise rights under the debt securities if there were a default or other event triggering the need for holders to act to protect their interests, and

•	if the debt securities are in book-entry form, how the depositary’s rules and procedures will affect these matters.

Global Securities

As noted above, we expect that we will issue debt securities as registered securities in book-entry form only. A global security represents one or any other number of individual debt securities. Generally, all debt securities represented by the same global securities will have the same terms.

Each debt security issued in book-entry form will be represented by a global security that we deposit with and register in the name of a financial institution or its nominee that we select. The financial institution that we select for this purpose is called the depositary. Unless we specify otherwise in the applicable prospectus supplement, The Depository Trust Company, New York, New York, known as DTC, will be the depositary for all debt securities issued in book-entry form.

A global security may not be transferred to or registered in the name of anyone other than the depositary or its nominee, unless special termination situations arise. We describe those situations below under “Description of our Debt Securities—Special Situations when a Global Security Will Be Terminated.” As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all debt securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that has an account with the depositary. Thus, an investor whose security is represented by a global security will not be a holder of the debt security, but only an indirect holder of a beneficial interest in the global security.

Special Considerations for Global Securities

As an indirect holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to securities transfers. The depositary that holds the global security will be considered the holder of the debt securities represented by the global security.

If debt securities are issued only in the form of a global security, an investor should be aware of the following:

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an investor cannot cause the debt securities to be registered in his or her name and cannot obtain certificates for his or her interest in the debt securities, except in the special situations we describe below.

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an investor will be an indirect holder and must look to his or her own bank or broker for payments on the debt securities and protection of his or her legal rights relating to the debt securities, as we describe under “Description of our Debt Securities—Issuance of Securities in Registered Form” above.

•	an investor may not be able to sell interests in the debt securities to some insurance companies and other institutions that are required by law to own their securities in non-book-entry form.

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an investor may not be able to pledge his or her interest in a global security in circumstances where certificates representing the debt securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective.

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the depositary’s policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to an investor’s interest in a global security. We and the trustee have no responsibility for any aspect of the depositary’s actions or for its records of ownership interests in a global security. We and the trustee also do not supervise the depositary in any way.

•	if we redeem less than all the debt securities of a particular series being redeemed, DTC’s practice is to determine by lot the amount to be redeemed from each of its participants holding that series.

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an investor is required to give notice of exercise of any option to elect repayment of its debt securities, through its participant, to the applicable trustee and to deliver the related debt securities by causing its participant to transfer its interest in those debt securities, on DTC’s records, to the applicable trustee.

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DTC requires that those who purchase and sell interests in a global security deposited in its book-entry system use immediately available funds. Your broker or bank may also require you to use immediately available funds when purchasing or selling interests in a global security.

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financial institutions that participate in the depositary’s book-entry system, and through which an investor holds its interest in a global security, may also have their own policies affecting payments, notices and other matters relating to the debt securities. There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the actions of any of those intermediaries.

Special Situations when a Global Security Will Be Terminated

In a few special situations described below, a global security will be terminated and interests in it will be exchanged for certificates in non-book-entry form (certificated securities). After that exchange, the choice of whether to hold the certificated debt securities directly or in street name will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in a global security transferred on termination to their own names, so that they will be holders. We have described the rights of holders and street name investors under “Description of our Debt Securities—Holders of Registered Debt Securities” above.

The special situations for termination of a global security are as follows:

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if the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for that global security, and we are unable to appoint another institution to act as depositary,

•	if we notify the trustee that we wish to terminate that global security, or

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if an event of default has occurred with regard to the debt securities represented by that global security and has not been cured or waived; we discuss defaults later under “Description of our Debt Securities—Events of Default.”

The prospectus supplement may list situations for terminating a global security that would apply only to the particular series of debt securities covered by the prospectus supplement. If a global security is terminated, only the depositary, and not we or the applicable trustee, is responsible for deciding the names of the institutions in whose names the debt securities represented by the global security will be registered and, therefore, who will be the holders of those debt securities.

Payment and Paying Agents

We will pay interest to the person listed in the applicable trustee’s records as the owner of the debt security at the close of business on a particular day in advance of each due date for interest, even if that person no longer owns the debt security on the interest due date. That day, often about two weeks in advance of the interest due date, is called the “record date.” Because we will pay all the interest for an interest period to the holders on the record date, holders buying and selling debt securities must work out between themselves the appropriate purchase price. The most common manner is to adjust the sales price of the debt securities to prorate interest fairly between buyer and seller based on their respective ownership periods within the particular interest period. This prorated interest amount is called “accrued interest.”

Payments on Global Securities

We will make payments on a global security in accordance with the applicable policies of the depositary as in effect from time to time. Under those policies, we will make payments directly to the depositary, or its nominee, and not to any indirect holders who own beneficial interests in the global security. An indirect holder’s right to those payments will be governed by the rules and practices of the depositary and its participants, as described under “Description of our Debt Securities—Global Securities.”

Payments on Certificated Securities

We will make payments on a certificated debt security as follows. We will pay interest that is due on an interest payment date by check mailed on the interest payment date to the holder at his or her address shown on the trustee’s records as of the close of business on the regular record date. We will make all payments of principal and premium, if any, by check at the office of the applicable trustee in New York, New York and/or at other offices that may be specified in the prospectus supplement or in a notice to holders against surrender of the debt security.

Alternatively, if the holder asks us to do so, we will pay any amount that becomes due on the debt security by wire transfer of immediately available funds to an account at a bank in the City of New York, on the due date. To request payment by wire, the holder must give the applicable trustee or other paying agent appropriate transfer instructions at least 15 business days before the requested wire payment is due. In the case of any interest payment due on an interest payment date, the instructions must be given by the person who is the holder on the relevant regular record date. Any wire instructions, once properly given, will remain in effect unless and until new instructions are given in the manner described above.

Payment When Offices Are Closed

If any payment is due on a debt security on a day that is not a business day, we will make the payment on the next day that is a business day. Payments made on the next business day in this situation will be treated under the indenture as if they were made on the original due date, except as otherwise indicated in the attached prospectus supplement. Such payment will not result in a default under any debt security or the indenture, and no interest will accrue on the payment amount from the original due date to the next day that is a business day.

Book-entry and other indirect holders should consult their banks or brokers for information on how they will receive payments on their debt securities.

Events of Default

You will have rights if an Event of Default occurs in respect of the debt securities of your series and is not cured, as described later in this subsection.

The term “Event of Default” in respect of the debt securities of your series means any of the following:

•	we do not pay the principal of, or any premium on, a debt security of the series within five days of its due date.

•	we do not pay interest on a debt security of the series within 30 days of its due date.

•	we do not deposit any sinking fund payment in respect of debt securities of the series on its due date and we do not cure this default within five days.

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we remain in breach of a covenant in respect of debt securities of the series for 60 days after we receive a written notice of default stating we are in breach. The notice must be sent by either the trustee or holders of at least 25% of the principal amount of debt securities of the series.

•	we file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur.

•	any other Event of Default in respect of debt securities of the series described in the prospectus supplement occurs.

An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities issued under the same or any other indenture. The trustee may withhold notice to the holders of debt securities of any default, except in the payment of principal, premium or interest, if it considers the withholding of notice to be in the best interests of the holders.

Remedies if an Event of Default Occurs

If an Event of Default has occurred and has not been cured or waived, the trustee or the holders of not less than 66.66% in principal amount of the debt securities of the affected series may declare the entire principal amount of all the debt securities of that series to be due and immediately payable. This is called a declaration of acceleration of maturity. A declaration of acceleration of maturity may be canceled by the holders of a majority in principal amount of the debt securities of the affected series if the default is cured or waived and certain other conditions are satisfied.

Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability (called an “indemnity”). If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding debt securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. The trustee may refuse to follow those directions in certain circumstances. No delay or omission in exercising any right or remedy will be treated as a waiver of that right, remedy or Event of Default.

Before you are allowed to bypass your trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

•	you must give the trustee written notice that an Event of Default has occurred and remains uncured.

•

the holders of at least 25% in principal amount of all outstanding debt securities of the relevant series must make a written request that the trustee take action because of the default and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action.

•	the trustee must not have taken action for 60 days after receipt of the above notice and offer of indemnity.

•	the holders of a majority in principal amount of the debt securities must not have given the trustee a direction inconsistent with the above notice during that 60-day period.

However, you are entitled at any time to bring a lawsuit for the payment of money due on your debt securities on or after the due date.

Book-entry and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and how to declare or cancel an acceleration of maturity.

Each year, we will furnish to each trustee a written statement of certain of our officers certifying that to their knowledge we are in compliance with the indenture and the debt securities, or else specifying any default.

Waiver of Default

The holders of a majority in principal amount of the relevant series of debt securities may waive a default for all the relevant series of debt securities. If this happens, the default will be treated as if it had not occurred. No one can waive a payment default on a holder’s debt security, however, without the holder’s approval.

Merger or Consolidation

Under the terms of the indenture, we are generally permitted to consolidate or merge with another entity. We are also permitted to sell all or substantially all of our assets to another entity. However, we may not take any of these actions unless all the following conditions are met:

•

if we do not survive such transaction or we convey, transfer or lease our properties and assets substantially as an entirety, the acquiring company must be a corporation, limited liability company, partnership or trust, or other corporate form, organized under the laws of any state of the United States or the District of Columbia, any country comprising the European Union, the United Kingdom or Japan and such company must agree to be legally responsible for our debt securities, and, if not already subject to the jurisdiction of any state of the United States or the District of Columbia, the new company must submit to such jurisdiction for all purposes with respect to the debt securities and appoint an agent for service of process;

•	alternatively, we must be the surviving company;

•	immediately after the transaction no event of default will exist;

•	we must deliver certain certificates and documents to the trustee; and

•	we must satisfy any other requirements specified in the prospectus supplement relating to a particular series of debt securities.

Modification or Waiver

There are three types of changes we can make to the indenture and the debt securities issued thereunder.

Changes Requiring Your Approval

First, there are changes that we cannot make to your debt securities without your specific approval. The following is a list of those types of changes:

•	change the stated maturity of the principal of or interest on a debt security;

•	reduce any amounts due on a debt security;

•	reduce the amount of principal payable upon acceleration of the maturity of a security following a default;

•	at any time after a change of control has occurred, reduce the premium payable upon a change of control;

•	change the place or currency of payment on a debt security (except as otherwise described in the prospectus or prospectus supplement);

•	impair your right to sue for payment;

•	adversely affect any right to convert or exchange a debt security in accordance with its terms;

•	reduce the percentage of holders of debt securities whose consent is needed to modify or amend the indenture;

•	reduce the percentage of holders of debt securities whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults;

•

modify any other aspect of the provisions of the indenture dealing with supplemental indentures, modification and waiver of past defaults, changes to the quorum or voting requirements or the waiver of certain covenants; and

•	change any obligation we have to pay additional amounts.

Changes Not Requiring Approval

The second type of change does not require any vote by the holders of the debt securities. This type is limited to clarifications and certain other changes that would not adversely affect holders of the outstanding debt securities in any material respect. We also do not need any approval to make any change that affects only debt securities to be issued under the indenture after the change takes effect.

Changes Requiring Majority Approval

Any other change to the indenture and the debt securities would require the following approval:

•	if the change affects only one series of debt securities, it must be approved by the holders of a majority in principal amount of that series.

•

if the change affects more than one series of debt securities issued under the same indenture, it must be approved by the holders of a majority in principal amount of all of the series affected by the change, with all affected series voting together as one class for this purpose.

In each case, the required approval must be given by written consent.

The holders of a majority in principal amount of all of the series of debt securities issued under an indenture, voting together as one class for this purpose, may waive our compliance with some of our covenants in that indenture. However, we cannot obtain a waiver of a payment default or of any of the matters covered by the bullet points included above under “Description of our Debt Securities—Changes Requiring Your Approval.”

Further Details Concerning Voting

When taking a vote, we will use the following rules to decide how much principal to attribute to a debt security:

•

for original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of these debt securities were accelerated to that date because of a default.

•	for debt securities whose principal amount is not known (for example, because it is based on an index), we will use a special rule for that debt security described in the prospectus supplement.

•	for debt securities denominated in one or more foreign currencies, we will use the U.S. dollar equivalent.

Debt securities will not be considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust money for their payment or redemption. Debt securities will also not be eligible to vote if they have been fully defeased as described later under “Description of our Debt Securities—Defeasance—Full Defeasance.”

We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding indenture securities that are entitled to vote or take other action under the indenture. If we set a record date for a vote or other action to be taken by holders of one or more series, that vote or action may be taken only by persons who are holders of outstanding indenture securities of those series on the record date and must be taken within eleven months following the record date.

Book-entry and other indirect holders should consult their banks or brokers for information on how- approval may be granted or denied if we seek to change the indenture or the debt securities or request a waiver.

Defeasance

The following provisions will be applicable to each series of debt securities unless we state in the applicable prospectus supplement that the provisions of covenant defeasance and full defeasance will not be applicable to that series.

Covenant Defeasance

Under current U.S. federal tax law, we can make the deposit described below and be released from some of the restrictive covenants in the indenture under which the particular series was issued. This is called “covenant defeasance.” In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and government securities set aside in trust to repay your debt securities. If applicable, you also would be released from the subordination provisions described under “Description of our Debt Securities—Indenture Provisions—Subordination” below. In order to achieve covenant defeasance, we must do the following:

•

If the debt securities of the particular series are denominated in U.S. dollars, we must deposit in trust for the benefit of all holders of such debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

•

We may be required to deliver to the trustee a legal opinion of our counsel confirming that, under current U.S. federal income tax law, we may make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves at maturity.

We must deliver to the trustee a legal opinion of our counsel stating that the above deposit does not require registration by us under the Investment Company Act of 1940, as amended, and a legal opinion and officers’ certificate stating that all conditions precedent to covenant defeasance have been complied with.

If we accomplish covenant defeasance, you can still look to us for repayment of the debt securities if there were a shortfall in the trust deposit or the trustee is prevented from making payment. In fact, if one of the remaining Events of Default occurred (such as our bankruptcy) and the debt securities became immediately due and payable, there might be a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall.

Full Defeasance

If there is a change in U.S. federal tax law, as described below, we can legally release ourselves from all payment and other obligations on the debt securities of a particular series (called “full defeasance”) if we put in place the following other arrangements for you to be repaid:

•

If the debt securities of the particular series are denominated in U.S. dollars, we must deposit in trust for the benefit of all holders of such debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

•

We may be required to deliver to the trustee a legal opinion confirming that there has been a change in current U.S. federal tax law or an Internal Revenue Service ruling that allows us to make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves at maturity. Under current U.S. federal tax law, the deposit and our legal release from the debt securities would be treated as though we paid you your share of the cash and notes or bonds at the time the cash and notes or bonds were deposited in trust in exchange for your debt securities and you would recognize gain or loss on the debt securities at the time of the deposit.

•

We must deliver to the trustee a legal opinion of our counsel stating that the above deposit does not require registration by us under the Investment Company Act of 1940, as amended, and a legal opinion and officers’ certificate stating that all conditions precedent to defeasance have been complied with.

If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment of the debt securities. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever became bankrupt or insolvent. If applicable, you would also be released from the subordination provisions described later under “Description of our Debt Securities—Indenture Provisions—Subordination.”

Form, Exchange and Transfer of Certificated Registered Securities

If registered debt securities cease to be issued in book-entry form, they will be issued:

•	only in fully registered certificated form,

•	without interest coupons, and

•	unless we indicate otherwise in the prospectus supplement, in denominations of $1,000 and amounts that are multiples of $1,000.

Holders may exchange their certificated securities for debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed.

Holders may exchange or transfer their certificated securities at the office of their trustee. We have appointed the trustee to act as our agent for registering debt securities in the names of holders transferring debt securities. We may appoint another entity to perform these functions or perform them ourselves.

Holders will not be required to pay a service charge to transfer or exchange their certificated securities, but they may be required to pay any tax or other governmental charge associated with the transfer or exchange. The transfer or exchange will be made only if our transfer agent is satisfied with the holder’s proof of legal ownership.

If we have designated additional transfer agents for your debt security, they will be named in the prospectus supplement. We may appoint additional transfer agents or cancel the appointment of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts.

If any certificated securities of a particular series are redeemable and we redeem less than all the debt securities of that series, we may block the transfer or exchange of those debt securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers or exchanges of any certificated securities selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any debt security that will be partially redeemed.

If a registered debt security is issued in book-entry form, only the depositary will be entitled to transfer and exchange the debt security as described in this subsection, since it will be the sole holder of the debt security.

Resignation of Trustee

Each trustee may resign or be removed with respect to one or more series of indenture securities provided that a successor trustee is appointed to act with respect to these series. In the event that two or more persons are acting as trustee with respect to different series of indenture securities under the indenture, each of the trustees will be a trustee of a trust separate and apart from the trust administered by any other trustee.

Indenture Provisions—Subordination

Upon any distribution of our assets upon our dissolution, winding up, liquidation or reorganization, the payment of the principal of (and premium, if any) and interest, if any, on any indenture securities denominated as subordinated debt securities is to be subordinated to the extent provided in the indenture in right of payment to the prior payment in full of all Senior Indebtedness, but our obligation to you to make payment of the principal of (and premium, if any) and interest, if any, on such subordinated debt securities will not otherwise be affected. In addition, no payment on account of principal (or premium, if any), sinking fund or interest, if any, may be made on such subordinated debt securities at any time unless full payment of all amounts due in respect of the principal (and premium, if any), sinking fund and interest on Senior Indebtedness has been made or duly provided for in money or money’s worth.

In the event that, notwithstanding the foregoing, any payment by us is received by the trustee in respect of subordinated debt securities or by the holders of any of such subordinated debt securities before all Senior Indebtedness is paid in full, the payment or distribution must be paid over to the holders of the Senior Indebtedness or on their behalf for application to the payment of all the Senior Indebtedness remaining unpaid until all the Senior Indebtedness has been paid in full, after giving effect to any concurrent payment or distribution to the holders of the Senior Indebtedness. Subject to the payment in full of all Senior Indebtedness upon this distribution by us, the holders of such subordinated debt securities will be subrogated to the rights of the holders of the Senior Indebtedness to the extent of payments made to the holders of the Senior Indebtedness out of the distributive share of such subordinated debt securities.

By reason of this subordination, in the event of a distribution of our assets upon our insolvency, certain of our senior creditors may recover more, ratably, than holders of any subordinated debt securities. The indenture provides that these subordination provisions will not apply to money and securities held in trust under the defeasance provisions of the indenture.

Senior Indebtedness is defined in the indenture as the principal of (and premium, if any) and unpaid interest on:

•

our indebtedness (including indebtedness of others guaranteed by us), whenever created, incurred, assumed or guaranteed, for money borrowed (other than indenture securities issued under the indenture and denominated as subordinated debt securities), unless in the instrument creating or evidencing the same or under which the same is outstanding it is provided that this indebtedness is not senior or prior in right of payment to the subordinated debt securities, and

•	renewals, extensions, modifications and refinancings of any of this indebtedness.

If this prospectus is being delivered in connection with the offering of a series of indenture securities denominated as subordinated debt securities, the accompanying prospectus supplement will set forth the approximate amount of our Senior Indebtedness outstanding as of a recent date.

The Trustee under the Indenture

We intend to use Bank of New York Mellon to serve as the trustee under the indenture.

Certain Considerations Relating to Foreign Currencies

Debt securities denominated or payable in foreign currencies may entail significant risks. These risks include the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable prospectus supplement.

REGULATION

We are a business development company under the 1940 Act, which has qualified and intends to continue to qualify to maintain an election to be treated as a RIC under Subchapter M of the Code. The 1940 Act contains prohibitions and restrictions relating to transactions between business development companies and their affiliates (including any investment advisers or sub-advisers), principal underwriters and affiliates of those affiliates or underwriters and requires that a majority of the directors be persons other than “interested persons,” as that term is defined in the 1940 Act. In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a business development company unless approved by a majority of our outstanding voting securities.

We may invest up to 100% of our assets in securities acquired directly from issuers in privately negotiated transactions. With respect to such securities, we may, for the purpose of public resale, be deemed an “underwriter” as that term is defined in the Securities Act. We may purchase or otherwise receive warrants to purchase the common stock of our portfolio companies in connection with acquisition financing or other investment. Similarly, in connection with an acquisition, we may acquire rights to require the issuers of acquired securities or their affiliates to repurchase them under certain circumstances. We also do not intend to acquire securities issued by any investment company that exceed the limits imposed by the 1940 Act. Under these limits, we generally cannot acquire more than 3% of the voting stock of any investment company, invest more than 5% of the value of our total assets in the securities of one investment company or invest more than 10% of the value of our total assets in the securities of more than one investment company. With regard to that portion of our portfolio invested in securities issued by investment companies, it should be noted that such investments might subject our stockholders to additional expenses. We may enter into hedging transactions to manage the risks associated with interest rate fluctuations. None of these policies are fundamental and may be changed without stockholder approval.

Qualifying Assets

Under the 1940 Act, a business development company may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets. The principal categories of qualifying assets relevant to our proposed business are the following:

(1) Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An eligible portfolio company is defined under the 1940 Act to include any issuer which:

(a) is organized under the laws of, and has its principal place of business in, the United States;

(b) is not an investment company (other than a small business investment company wholly owned by the business development company) or a company that would be an investment company but is excluded from the definition of an investment company by Section 3(c) of the 1940 Act; and

(c) does not have any class of securities listed on a national securities exchange; has any class of securities listed on a national securities exchange subject to a market capitalization maximum of $250.0 million; or is controlled by the us which has an affiliated person who is a director of such portfolio company.

(2) Securities of any eligible portfolio company which we control.

(3) Securities purchased in a private transaction from a U.S. operating company or from an affiliated person of the issuer, or in transactions incident thereto, if such issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

(4) Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the eligible portfolio company.

(5) Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.

(6) Cash, cash equivalents, U.S. Government securities or high-quality debt securities maturing in one year or less from the time of investment.

In addition, a business development company must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above.

Managerial Assistance to Portfolio Companies

In order to count portfolio securities as qualifying assets for the purpose of the 70% test, the business development company, must either control the issuer of the securities or must offer to make available to the issuer of the securities significant managerial assistance. However, if a business development company purchases such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Making available managerial assistance means any arrangement whereby the business development company, through its directors, officers or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company.

Temporary Investments

Pending investment in other types of “qualifying assets,” as described above, our investments may consist of cash, cash equivalents, U.S. Government securities or high-quality debt securities maturing in one year or less from the time of investment, which we refer to, collectively, as temporary investments, so that 70% of our assets are qualifying assets. We may invest in U.S. Treasury bills or in repurchase agreements, provided that such agreements are fully collateralized by cash or securities issued by the U.S. Government or its agencies. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price which is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, if more than 25% of our total assets constitute repurchase agreements from a single counterparty, we would not meet the Diversification Tests, as defined later in this prospectus, in order to qualify as a RIC for federal income tax purposes. See “Material U.S. Federal Income Tax Considerations—Election to be Taxed as a RIC.” Thus, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit. Our Investment Adviser will monitor the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.

Senior Securities

We are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of stock senior to our common stock if our asset coverage, as defined in the 1940 Act, is at least equal to 200% immediately after each such issuance. In addition, while any senior securities remain outstanding, we must make provisions to prohibit any distribution to our stockholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage. For a discussion of the risks associated with leverage, see “Risk Factors—Risks relating to our business and structure—Regulations governing our operation as a business development company will affect our ability to, and the way in which we, raise additional capital.”

Joint Code of Ethics

We and PennantPark Investment Advisers have each adopted a joint code of ethics pursuant to Rule 17j-1 under the 1940 Act that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to each code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the joint code’s requirements. Our joint code of ethics is available, free of charge, on our website at www.pennantpark.com.You may read and copy the joint code of ethics at the SEC’s Public Reference Room in Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. In addition, the joint code of ethics is referenced as an exhibit to this registration statement and is available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov. You may also obtain copies of the joint code of ethics, after paying a duplicating fee, by electronic request at the following Email address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.

Proxy Voting Policies and Procedures

We have delegated our proxy voting responsibility to our Investment Adviser. The Proxy Voting Policies and Procedures of our Investment Adviser are set forth below. The guidelines are reviewed periodically by our Investment Adviser and our non-interested directors, and, accordingly, are subject to change. For purposes of these Proxy Voting Policies and Procedures described below, “we”, “our” and “us” refers to our Investment Adviser.

Introduction

As an Investment Adviser registered under the Advisers Act, we have a fiduciary duty to act solely in the best interests of our clients. As part of this duty, we recognize that we must vote client securities in a timely manner free of conflicts of interest and in the best interests of our clients.

These policies and procedures for voting proxies for our investment advisory clients are intended to comply with Section 206 of, and Rule 206(4)-6 under, the Advisers Act.

Proxy Policies

We vote proxies relating to our portfolio securities in what we perceive to be the best interest of our clients’ stockholders. We review on a case-by-case basis each proposal submitted to a shareholder vote to determine its impact on the portfolio securities held by our clients. Although we will generally vote against proposals that may have a negative impact on our clients’ portfolio securities, we may vote for such a proposal if there exists compelling long-term reasons to do so.

Our proxy voting decisions are made by the senior officers who are responsible for monitoring each of clients’ investments. To ensure that our vote is not the product of a conflict of interest, we require that: (1) anyone involved in the decision making process disclose to our Chief Compliance Officer any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote; and (2) employees involved in the decision making process or vote administration are prohibited from revealing how we intend to vote on a proposal in order to reduce any attempted influence from interested parties.

Proxy Voting Records

You may obtain information about how we voted proxies by making a written request for proxy voting information to: Aviv Efrat, Chief Financial Officer and Treasurer, 590 Madison Avenue, 15th Floor, New York, New York 10022.

Privacy Principles

We are committed to maintaining the privacy of our stockholders and to safeguarding their non-public personal information. The following information is provided to help you understand what personal information we collect, how we protect that information and why, in certain cases, we may share information with select other parties.

Generally, we do not receive any non-public personal information relating to our stockholders, although certain non-public personal information of our stockholders may become available to us. We do not disclose any non-public personal information about our stockholders or former stockholders to anyone, except as permitted by law or as is necessary in order to service stockholder accounts (for example, to a transfer agent or third party Administrator).

We restrict access to non-public personal information about our stockholders to employees of our Investment Adviser and its affiliates with a legitimate business need for the information. We will maintain physical, electronic and procedural safeguards designed to protect the non-public personal information of our stockholders.

Our privacy policy is available, free of charge, on our website at www.pennantpark.com. In addition, the privacy policy is available on the EDGAR Database on the SEC’s Internet site at www.sec.gov. You may also obtain copies of our privacy policy, after paying a duplicating fee, by electronic request at the following Email address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.

Other

We may also be prohibited under the 1940 Act from knowingly participating in certain transactions with our affiliates without the prior approval of our board of directors who are not interested persons and, in some cases, prior approval by the SEC.

We will be periodically examined by the SEC for compliance with the 1940 Act.

We are required by law to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, as a business development company, we are prohibited from protecting any director or officer against any liability to PennantPark Investment or our stockholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

We and PennantPark Investment Advisers have each adopted and implemented written policies and procedures reasonably designed to prevent violation of the federal securities laws. We review these policies and procedures annually for their adequacy and the effectiveness of their implementation, and we designate a chief compliance officer to be responsible for administering the policies and procedures.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 imposes several regulatory requirements on publicly held companies and their insiders. Many of these requirements affect us. For example:

•	pursuant to Rule 13a-14 of the Exchange Act, our Chief Executive Officer and Chief Financial Officer must certify the accuracy of the financial statements contained in our periodic reports;

•	pursuant to Item 307 of Regulation S-K, our periodic reports must disclose our conclusions about the effectiveness of our disclosure controls and procedures;

•

pursuant to Rule 13a-15 of the Exchange Act, our management must prepare an annual report regarding its assessment of our internal controls over financial reporting, which must be audited by our independent registered public accounting firm; and

•

pursuant to Item 308 of Regulation S-K and Rule 13a-15 of the 1934 Act, our periodic reports must disclose whether there were significant changes in our internal controls over financial reporting or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

The Sarbanes-Oxley Act requires us to review our current policies and procedures to determine whether we comply with the Sarbanes-Oxley Act and the regulations promulgated there under. We continue to monitor our compliance with all regulations that are adopted under the Sarbanes-Oxley Act and continue to take actions necessary to ensure that we are in compliance with that act.

BROKERAGE ALLOCATIONS AND OTHER PRACTICES

Since we generally acquire and dispose of our investments in privately negotiated transactions, we infrequently use brokers in the normal course of our business. Subject to policies established by our board of directors, the Investment Adviser is primarily responsible for the execution of the publicly traded securities portion of our portfolio transactions and the allocation of brokerage commissions. The Investment Adviser does not expect to execute transactions through any particular broker or dealer, but seeks to obtain the best net results for PennantPark Investment, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the brokerage firm and the firm’s risk and skill in positioning blocks of securities. While the Investment Adviser generally seeks reasonably competitive trade execution costs, PennantPark Investment will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, the Investment Adviser may select a broker based partly upon brokerage or research services provided to the Investment Adviser and PennantPark Investment and any other clients. In return for such services, we may pay a higher commission than other brokers would charge if the Investment Adviser determines in good faith that such commission is reasonable in relation to the services provided.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a general summary of the material U.S. federal income tax considerations applicable to us and to an investment in our shares. This summary does not purport to be a complete description of the income tax considerations applicable to such an investment. For example, we have not described tax consequences that we assume to be generally known by investors or certain considerations that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including stockholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, pension plans and trusts, and financial institutions. This summary assumes that investors hold our common stock as capital assets (within the meaning of the Code). The discussion is based upon the Code, Treasury regulations, and administrative and judicial interpretations, each as of the date of this prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. We have not sought and will not seek any ruling from the Internal Revenue Service regarding this offering. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if we invested in tax-exempt securities or certain other investment assets.

A “U.S. stockholder” generally is a beneficial owner of shares of our common stock that is for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•

a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia; or

•	a trust or an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

A “Non-U.S. stockholder” is a beneficial owner of shares of our common stock that is not a U.S. stockholder.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective stockholder that is a partner of a partnership holding shares of our common stock should consult its tax advisors with respect to the purchase, ownership and disposition of shares of our common stock.

Tax matters are very complicated and the tax consequences to an investor of an investment in our shares will depend on the facts of his, her or its particular situation. We encourage investors to consult their own tax advisors regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.

Taxation in Connection with Holding Securities other than our Common Stock

We intend to describe in any prospectus supplement related to the offering of preferred stock, debt securities, warrants or rights offerings to purchase our common stock, the U.S. federal income tax considerations applicable to such securities as will be sold by us pursuant to that supplement, including the taxation of any debt securities that will be sold at an original issue discount or acquired with market discount or amortizable bond premium and the tax treatment of sales, exchanges or retirements of our debt securities. In addition, we may describe in the applicable prospectus supplement the U.S. federal income tax considerations applicable to holders of our debt securities who are not “U.S. persons.”

Election to be Taxed as a RIC

We have elected to be taxed, and intend to qualify annually to maintain our election to be taxed, as a RIC under Subchapter M of the Code. For a short period ending April 30, 2007, we were not a RIC and were subject to corporate-level income tax. To maintain RIC tax benefits, we must, among other requirements, meet certain source-of-income and quarterly asset diversification requirements (as described below). We also must meet the Annual Distribution Requirement. Although not required for us to maintain our RIC tax status, in order to preclude the imposition of a 4% nondeductible federal excise tax imposed on RICs, we may make distributions to satisfy the Excise Tax Avoidance Requirement. In addition, although we may distribute realized net capital gains (i.e., net long-term capital gains in excess of short-term capital losses), if any, at least annually, out of the assets legally available for such distributions, we may decide to retain such net capital gains or ordinary income to provide us with additional liquidity.

In order to qualify as a RIC for federal income tax purposes, we must:

•	maintain an election to be treated as a business development company under the 1940 Act at all times during each taxable year;

•

derive in each taxable year at least 90% of our gross income from distributions, interest, payments with respect to certain securities loans, gains from the sale of stock or other securities, net income from certain qualified publicly traded partnerships or other income derived with respect to our business of investing in such stock or securities (the “90% Income Test”); and

•	diversify our holdings so that at the end of each quarter of the taxable year:

•

at least 50% of the value of our assets consists of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of the issuer; and

•

no more than 25% of the value of our assets is invested in the securities, other than U.S. Government securities or securities of other RICs, of one issuer or of two or more issuers that are controlled, as determined under applicable tax rules, by us and that are engaged in the same or similar or related trades or businesses or in certain qualified publicly traded partnerships (the “Diversification Tests”).

Taxation as a RIC

If we qualify as a RIC, and satisfy the Annual Distribution Requirement, then we will not be subject to federal income tax on the portion of our investment company taxable income and net capital gain (i.e., realized net long-term capital gains in excess of realized net short-term capital losses) we distribute to stockholders. We will be subject to U.S. federal income tax at the regular corporate rates on any income or capital gain not distributed (or deemed distributed) to our stockholders.

We may be required to recognize taxable income in circumstances in which we do not receive cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with pay in kind interest or, in certain cases, increasing interest rates or issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. Because any original issue discount accrued will be included in our investment company taxable income for the year of accrual, we may be required to make a distribution to our stockholders in order to satisfy the Annual Distribution Requirement, even though we will not have received any corresponding cash amount.

Gain or loss realized by us from warrants acquired by us as well as any loss attributable to the lapse of such warrants generally will be treated as capital gain or loss. Such gain or loss generally will be long-term or short-term, depending on how long we held a particular warrant.

Although we do not presently expect to do so, we are authorized to borrow funds and to sell assets in order to satisfy distribution requirements. However, under the 1940 Act, we are not permitted to make distributions to our stockholders while our debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. See “Regulation—Senior securities.” Moreover, our ability to dispose of assets to meet our distribution requirements may be limited by (1) the illiquid nature of our portfolio and/or (2) other requirements relating to our status as a RIC, including the Diversification Tests. If we dispose of assets in order to meet the Annual Distribution Requirement or the Excise Tax Avoidance Requirement, we may make such dispositions at times that, from an investment standpoint, are not advantageous.

Failure to Qualify as a RIC

If we fail to satisfy the Annual Distribution Requirement or fail to qualify as a RIC in any taxable year, we will be subject to tax in that year on all of our taxable income, regardless of whether we make any distributions to our stockholders. In that case, all of our income will be subject to corporate-level federal income tax, reducing the amount available to be distributed to our stockholders. In contrast, assuming we qualify as a RIC, our corporate-level federal income tax should be substantially reduced or eliminated. See “Election to be Taxed as a RIC” above.

If we are unable to maintain our status as a RIC, we would be subject to tax on all of our taxable income at regular corporate rates. We would not be able to deduct distributions to stockholders, nor would they be required to be made. Distributions would generally be taxable to our stockholders as ordinary distribution income eligible for the 15% maximum rate to the extent of our current and accumulated earnings and profits. Subject to certain limitations under the Code, dividends paid by us to corporate distributees would be eligible for the dividend received deduction. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the stockholder’s tax basis in our common stock, and any remaining distributions would be treated as a capital gain.

The remainder of this discussion assumes that we qualify as a RIC and have satisfied the Annual Distribution Requirement.

Taxation of U.S. Stockholders

Distributions by us generally are taxable to U.S. stockholders as ordinary income or capital gains. Distributions of our “investment company taxable income” (which is, generally, our ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. stockholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional common stock. To the extent such distributions paid by us to non-corporate stockholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions generally will be eligible for a maximum tax rate of 15%, if certain holding period requirements are satisfied. In this regard, it is anticipated that distributions paid by us will generally not be attributable to dividends and, therefore, generally will not qualify for the 15% maximum rate. Distributions of our net capital gains (which is generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly designated by us as “capital gain distributions” will be taxable to a U.S. stockholder as long-term capital gains at a maximum rate of 15% in the case of individuals, trusts or estates, regardless of the U.S. stockholder’s holding period for his, her or its common stock and regardless of whether paid in cash or reinvested in additional common stock. Distributions in excess of our earnings and profits first will reduce a U.S. stockholder’s adjusted tax basis in such stockholder’s common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. stockholder.

Although we currently intend to distribute any long-term capital gains at least annually, we may in the future decide to retain some or all of our long-term capital gains, but designate the retained amount as a “deemed distribution.” In that case, among other consequences, we will pay tax on the retained amount, each U.S. stockholder will be required to include his, her or its share of the deemed distribution in income as if it had been actually distributed to the U.S. stockholder, and the U.S. stockholder will be entitled to claim a credit equal to his, her or its allocable share of the tax paid thereon by us. The amount of the deemed distribution net of such tax will be added to the U.S. stockholder’s tax basis for his, her or its common stock. Since we expect to pay tax on any retained capital gains at our regular corporate tax rate, and since that rate is in excess of the maximum rate currently payable by individuals on long-term capital gains, the amount of tax that individual stockholders will be treated as having paid and for which they will receive a credit will exceed the tax they owe on the retained net capital gain. Such excess generally may be claimed as a credit against the U.S. stockholder’s other federal income tax obligations or may be refunded to the extent it exceeds a stockholder’s liability for federal income tax. A stockholder that is not subject to federal income tax or otherwise required to file a federal income tax return would be required to file a federal income tax return on the appropriate form in order to claim a refund for the taxes we paid. In order to use the deemed distribution approach, we must provide written notice to our stockholders prior to the expiration of 60 days after the close of the relevant taxable year. We cannot treat any of our investment company taxable income as a “deemed distribution.”

For purposes of determining (1) whether the Annual Distribution Requirement is satisfied for any year and (2) the amount of capital gain distributions paid for that year, we may, under certain circumstances, elect to treat a distribution that is paid during the following taxable year as if it had been paid during the taxable year in question. If we make such an election, the U.S. stockholder will still be treated as receiving the distribution in the taxable year in which the distribution is made. However, any distribution declared by us in October, November or December of any calendar year, payable to stockholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been received by our U.S. stockholders on December 31 of the year in which the distribution was declared.

If an investor purchases shares of our common stock shortly before the record date of a distribution, the price of the shares will include the value of the distribution and the investor will be subject to tax on the distribution even though economically it represents a return of his, her or its investment.

A stockholder generally will recognize taxable gain or loss if the stockholder sells or otherwise disposes of his, her or its shares of our common stock. Any gain arising from such sale or disposition generally will be treated as capital gain or loss if the stockholder has held his, her or its shares for more than one year. Otherwise, it would be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of shares of our common stock held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain distributions received, or undistributed capital gain deemed received, with respect to such shares. In addition, all or a portion of any loss recognized upon a disposition of shares of our common stock may be disallowed if other shares of our common stock are purchased (whether through reinvestment of dividends or other distributions or otherwise) within 30 days before or after the disposition.

In general, individual U.S. stockholders currently are subject to a maximum federal income tax rate of 15% on their net capital gain, i.e., the excess of realized net long-term capital gain over realized net short-term capital loss for a taxable year, including a long-term capital gain derived from an investment in our shares. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. Corporate U.S. stockholders currently are subject to federal income tax on net capital gain at the maximum 35% rate also applied to ordinary income. Non-corporate stockholders with net capital losses for a year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each year; any net capital losses of a non-corporate stockholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate stockholders generally may not deduct any net capital losses for a year, but may carryback such losses for three years or carry forward such losses for five years.

We will send to each of our U.S. stockholders, as promptly as possible after the end of each calendar year, a notice detailing, on a per share and per distribution basis, the amounts includible in such U.S. stockholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the federal tax status of each year’s distributions generally will be reported to the Internal Revenue Service (including the amount of distributions, if any, eligible for the 15% maximum rate). Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. stockholder’s particular situation. Distributions distributed by us generally will not be eligible for the distributions-received deduction or the preferential rate applicable to qualifying distributions.

We may be required to withhold federal income tax (“backup withholding”) currently at a rate of 28% from all taxable distributions to any non-corporate U.S. stockholder (1) who fails to furnish us with a correct taxpayer identification number or a certificate that such stockholder is exempt from backup withholding, or (2) with respect to whom the IRS notifies us that such stockholder has failed to properly report certain interest and distribution income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. stockholder’s federal income tax liability and may entitle such stockholder to a refund, provided that proper information is timely provided to the IRS.

Taxation of Non-U.S. Stockholders

Whether an investment in the shares is appropriate for a Non-U.S. stockholder will depend upon that person’s particular circumstances. An investment in the shares by a Non-U.S. stockholder may have adverse tax consequences. Non-U.S. stockholders should consult their tax advisers before investing in our common stock.

Distributions of our “investment company taxable income” to Non-U.S. stockholders (including interest income and net short-term capital gain, which generally would be free of withholding if paid to Non-U.S. stockholders directly) are expected, except as provided below, to be subject to withholding of federal tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of our current and accumulated earnings and profits unless the distributions are effectively connected with a U.S. trade or business of the Non-U.S. stockholder, and, if an income tax treaty applies, attributable to a permanent establishment in the United States, in which case the distributions will be subject to federal income tax at the rates applicable to U.S. persons. In that case, we will not be required to withhold federal tax if the Non-U.S. stockholder complies with applicable certification and disclosure requirements. Special certification requirements apply to a Non-U.S. stockholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their own tax advisors.

Actual or deemed distributions of our net capital gains to a Non-U.S. stockholder, and gains realized by a Non-U.S. stockholder upon the sale of our common stock, will not be subject to federal withholding tax and generally will not be subject to federal income tax unless the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the Non-U.S. stockholder and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the Non-U.S. stockholder in the United States.

If we distribute our net capital gains in the form of deemed rather than actual distributions (which we may do in the future), a Non-U.S. stockholder will be entitled to a federal income tax credit or tax refund equal to the stockholder’s allocable share of the tax we pay on the capital gains deemed to have been distributed. In order to obtain the refund, the Non-U.S. stockholder must obtain a U.S. taxpayer identification number and file a federal income tax return even if the Non-U.S. stockholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a federal income tax return. For a corporate Non-U.S. stockholder, distributions (both actual and deemed), and gains realized upon the sale of our common stock that are effectively connected with a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable treaty). Accordingly, investment in the shares may not be appropriate for a Non-U.S. stockholder.

A Non-U.S. stockholder who is a non-resident alien individual, and who is otherwise subject to withholding of federal income tax, may be subject to information reporting and backup withholding of federal income tax on distributions unless the Non-U.S. stockholder provides us or the distribution paying agent with an IRS Form W-8BEN (or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a Non-U.S. stockholder or otherwise establishes an exemption from backup withholding.

Non-U.S. persons should consult their own tax advisors with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in the shares.

PLAN OF DISTRIBUTION

We may sell the securities in any of three ways (or in any combination): (a) through underwriters or dealers; (b) directly to a limited number of purchasers or to a single purchaser; or (c) through agents. The securities may be sold “at-the-market” to or through a market maker or into an existing trading market for the securities, on an exchange or otherwise. The prospectus supplement will set forth the terms of the offering of such securities, including:

•	the name or names of any underwriters, dealers or agents and the amounts of securities underwritten or purchased by each of them;

•	the offering price of the securities and the proceeds to us and any discounts, commissions or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

Any offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

We may offer our shares of common stock in a public offering at-the-market to a select group of investors, in which case you may not be able to participate in such offering and you will experience dilution unless you purchase additional shares of our common stock in secondary market at the same or lower price.

If underwriters are used in the sale of any securities, the securities will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the securities if they purchase any of the securities.

In compliance with the guidelines of FINRA, the maximum compensation to the underwriters or dealers in connection with the sale of our securities pursuant to this prospectus and the accompanying supplement to this prospectus may not exceed 8% of the aggregate offering price of the securities as set forth on the cover page of the supplement to this prospectus.

We may sell the securities through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we pay for soliciting these contracts.

Agents and underwriters may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment). We or one of our affiliates may loan or pledge securities to a financial institution or other third party that in turn may sell the securities using this prospectus. Such financial institution or third party may transfer its short position to investors in our securities or in connection with a simultaneous offering of other securities offered by this prospectus or otherwise.

CUSTODIAN, TRANSFER AGENT AND TRUSTEE

PNC Global Investment Servicing, Inc., a subsidiary of The PNC Financial Services Group, Inc., provides administrative and accounting services to us under a sub-administration and accounting services agreement. PFPC Trust Company, a subsidiary of The PNC Financial Services Group, Inc., provides custodian services to us pursuant to a custodian services agreement. American Stock Transfer & Trust Company acts as our transfer agent, distribution paying agent and registrar. The principal business address of American Stock Transfer & Trust Company is P.O. Box 922, Wall Street Station, New York, New York 10269, telephone number: (800) 937-5449. Bank of New York Mellon may also serve as trustee for offerings of our debt securities.

LEGAL MATTERS

Certain legal matters regarding the securities offered by this prospectus will be passed upon for PennantPark Investment by Dechert LLP, Washington, D.C. and by Venable LLP, as special Maryland counsel.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP, our independent registered public accounting firm, is located at 345 Park Avenue, New York, New York 10154.

PRIVACY PRINCIPLES

We are committed to maintaining the privacy of securityholders and to safeguarding our non-public personal information. The following information is provided to help you understand what personal information we collect, how we protect that information and why, in certain cases, we may share information with select other parties.

Generally, we do not receive any nonpublic personal information relating to our securityholders, although certain nonpublic personal information of our stockholders may become available to us. We do not disclose any nonpublic personal information about our securityholders or former securityholders to anyone, except as permitted by law or as is necessary in order to service securityholders accounts (for example, to a transfer agent or third party administrator).

We restrict access to nonpublic personal information about our securityholders to our Investment Adviser’s employees with a legitimate business need for the information. We maintain physical, electronic and procedural safeguards designed to protect the nonpublic personal information of our securityholders.

INDEX TO FINANCIAL STATEMENTS

PennantPark Investment Corporation

Annual Financial Statements

Management’s Report on Internal Control over Financial Reporting	F-2

Report of Independent Registered Public Accounting Firm	F-3

Report of Independent Registered Public Accounting Firm On Internal Control Over Financial Reporting	F-4

Statements of Assets and Liabilities as of September 30, 2009 and 2008	F-5

Statements of Operations for the years ended September 30, 2009, 2008 and Consolidated Statement of Operations for the period from January 11, 2007 (inception) through September 30, 2007	F-6

Statements of Changes in Net Assets for the years ended September 30, 2009, 2008 and Consolidated Statement of Changes in Net Assets for the period from January 11, 2007 (inception) through September 30, 2007

F-7

Statements of Cash Flows for the years ended September 30, 2009, 2008 and Consolidated Statement of Cash Flows for the period from January 11, 2007 (inception) through September 30, 2007	F-8

Schedules of Investments as of September 30, 2009 and September 30, 2008	F-9

Notes to Financial Statements	F-15

Management’s Report on Internal Control over Financial Reporting

The management of PennantPark Investment Corporation, except where the context suggests otherwise, the terms “we,” “us,” “our” and “PennantPark Investment” refer to PennantPark Investment Corporation, is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system is a process designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements.

PennantPark Investment’s internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of PennantPark Investment; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of PennantPark Investment’s internal control over financial reporting as of September 30, 2009. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Based on the assessment management believes that, as of September 30, 2009, our internal control over financial reporting is effective based on those criteria.

PennantPark Investment’s independent registered public accounting firm that audited the financial statements has issued an audit report on the effectiveness of our internal control over financial reporting as of September 30, 2009. This report appears on page F-4 of this registration statement.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

PennantPark Investment Corporation:

We have audited the accompanying statements of assets and liabilities of PennantPark Investment Corporation (the “Company”) as of September 30, 2009 and 2008, including the schedules of investments, and the related statements of operations, changes in net assets, and cash flows for the years ended September 30, 2009, 2008 and for the period from January 11, 2007 (inception) through September 30, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PennantPark Investment Corporation as of September 30, 2009 and 2008, and the results of its operations and its cash flows for the years ended September 30, 2009, 2008 and for the period from January 11, 2007 (inception) through September 30, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), PennantPark Investment Corporation’s internal control over financial reporting as of September 30, 2009, based on criteria established in Internal Control—Integrated Framework , issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated November 18, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

New York, New York

November 18, 2009

Report of Independent Registered Public Accounting Firm

On Internal Control Over Financial Reporting

The Board of Directors and Stockholders

PennantPark Investment Corporation:

We have audited PennantPark Investment Corporation’s (the “Company”) internal control over financial reporting as of September 30, 2009, based on criteria established in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management of the Company is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included on page F-2 of this Registration Statement—Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, PennantPark Investment Corporation maintained, in all material respects, effective internal control over financial reporting as of September 30, 2009, based on criteria established in Internal Control—Integrated Framework, issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the statements of assets and liabilities of PennantPark Investment Corporation as of September 30, 2009 and 2008, including the schedules of investments, and the related statements of operations, changes in net assets, and cash flows for the years ended September 30, 2009, 2008 and for the period from January 11, 2007 (inception) through September 30, 2007, and our report dated November 18, 2009 expressed an unqualified opinion on those financial statements.

/s/ KPMG LLP

New York, New York

November 18, 2009

PENNANTPARK INVESTMENT CORPORATION

STATEMENTS OF ASSETS AND LIABILITIES

	September 30, 2009	September 30, 2008
Assets
Investments at fair value
Non-controlled, non-affiliated investments, at fair value (cost—$479,909,805 and $427,481,745, respectively)	$453,644,335	$354,261,950
Non-controlled, affiliated investments, at fair value (cost—$17,378,081 and $16,692,261, respectively)	16,115,738	17,885,870

Total of Investments, at fair value (cost—$497,287,886 and $444,174,006, respectively)	469,760,073	372,147,820
Cash equivalents (See Note 8)	33,247,666	40,249,201
Interest receivable	5,539,056	6,046,199
Receivables for investments sold	2,726,007	—
Prepaid expenses and other assets	1,108,567	1,367,479

Total assets	512,381,369	419,810,699

Liabilities
Distributions payable	5,056,505	5,056,505
Payable for investments purchased	19,489,525	—
Unfunded investments	6,331,385	—
Credit facility payable (fair value: $175,475,380 and $160,204,000, respectively, and cost: $225,100,000 and $202,000,000, respectively), (See Notes 5 and 11)	175,475,380	202,000,000
Interest payable on credit facility	72,788	725,317
Management fees payable (See Note 3)	2,220,110	85,896
Performance-based incentive fee payable (See Note 3)	1,508,164	123,033
Accrued other expenses	1,647,244	1,091,688

Total liabilities	211,801,101	209,082,439

Net Assets
Common stock, par value $0.001 per share, 100,000,000 shares authorized and 25,368,772 and 21,068,772 shares issued and outstanding, respectively	25,369	21,069
Paid-in capital in excess of par	327,062,304	294,586,604
Undistributed (distributions in excess of) net investment income	1,890,235	(602,660)
Accumulated net realized loss on investments and cash equivalents	(50,494,447)	(11,250,567)
Net unrealized depreciation on investments and cash equivalents	(27,527,813)	(72,026,186)
Cumulative effect of adoption of fair value option on credit facility (See Note 5)	41,796,000	—
Net unrealized depreciation on credit facility	7,828,620	—

Total net assets	$300,580,268	$210,728,260

Total liabilities and net assets	$512,381,369	$419,810,699

Net asset value per share	$11.85	$10.00

SEE NOTES TO FINANCIAL STATEMENTS

PENNANTPARK INVESTMENT CORPORATION

STATEMENTS OF OPERATIONS

	Year ended September 30, 2009	Year ended September 30, 2008	Period from January 11, 2007 (inception) through September 30, 2007
Investment income:
From non-controlled, non-affiliated investments:
Interest	$43,555,240	$38,149,813	$12,013,028
Dividends	—	—	879,537
Other	212,304	255,944	4,995
From non-controlled, affiliated investments:
Interest	1,351,227	1,405,205	209,781

Total investment income	45,118,771	39,810,962	13,107,341

Expenses:
Base management fee (See Note 3)	7,715,615	7,136,580	2,565,085
Performance-based incentive fee (See Note 3)	5,683,388	3,791,900	—
Interest and other credit facility expenses	4,628,564	6,308,933	1,835,816
Administrative services expenses (See Note 3)	2,319,759	2,301,973	778,587
Other general and administrative expenses	2,052,530	2,136,303	1,158,750

Expenses before base management fee waiver	22,399,856	21,675,689	6,338,238

Base management fee waiver	—	(420,731)	(641,273)
Income tax expense	—	—	105,880

Net expenses	22,399,856	21,254,958	5,802,845

Net investment income	22,718,915	18,556,004	7,304,496

Realized and unrealized gain (loss) on investments, cash equivalents and credit facility:
Net realized loss on non-controlled, non-affiliated investments and cash equivalents	(39,243,879)	(11,154,735)	(81,769)
Net change in unrealized appreciation (depreciation) on:
Non-controlled, non-affiliated investments and cash equivalents	46,954,325	(49,052,812)	(24,166,983)
Non-controlled, affiliated investments	(2,455,952)	948,604	245,005
Credit facility (See Note 5)	7,828,620	—	—

Net change in unrealized appreciation (depreciation)	52,326,993	(48,104,208)	(23,921,978)

Net realized and unrealized gain (loss) from investments, cash equivalents and credit facility	13,083,114	(59,258,943)	(24,003,747)

Net increase (decrease) in net assets resulting from operations	$35,802,029	$(40,702,939)	$(16,699,251)

Net increase (decrease) in net assets resulting from operations per common share (See Note 6)	$1.70	$(1.93)	$(0.80)
Net investment income per common share	$1.08	$0.88	$0.35

SEE NOTES TO FINANCIAL STATEMENTS

PENNANTPARK INVESTMENT CORPORATION

STATEMENTS OF CHANGES IN NET ASSETS

	Year ended September 30, 2009	Year ended September 30, 2008	Period from January 11, 2007 (inception) through September 30, 2007
Net increase (decrease) in net assets from operations:
Net investment income	$22,718,915	$18,556,004	$7,304,496
Net realized loss on investments and cash equivalents	(39,243,879)	(11,154,735)	(81,769)
Net change in unrealized (appreciation) depreciation on investments and cash equivalents	44,498,373	(48,104,208)	(23,921,978)
Net change in unrealized depreciation on credit facility	7,828,620	—	—

Net increase (decrease) in net assets resulting from operations	35,802,029	(40,702,939)	(16,699,251)

Dividends and distributions to stockholders:
Dividends from net investment income	(20,226,021)	(18,961,895)	(7,545,458)
Return of capital	—	—	(28,356)

Total dividends and distributions	(20,226,021)	(18,961,895)	(7,573,814)

Capital share transactions:
Issuance of shares of common stock	34,400,000	—	315,375,000
Offering costs related to public share offerings	(1,920,000)	—	(21,309,375)
Reinvestment of dividends	—	—	600,534

Net increase in net assets resulting from capital share transactions	32,480,000	—	294,666,159

Total increase (decrease) in net assets	48,056,008	(59,664,834)	270,393,094

Net Assets:
Beginning of period	210,728,260	270,393,094	—
Cumulative effect of adoption of fair value option (See Note 5)	41,796,000	—	—

Adjusted beginning of period balance	252,524,260	—	—
End of period	$300,580,268	$210,728,260	$270,393,094

Undistributed (distributions in excess of) net investment income, at period end	$1,890,235	$(602,660)	$(196,769)
Capital Share Activity:
Shares issued from subscriptions	4,300,000	—	21,025,000
Shares issued from reinvestment of dividend	—	—	43,772

Total increase in capital shares	4,300,000	—	21,068,772

SEE NOTES TO FINANCIAL STATEMENTS

PENNANTPARK INVESTMENT CORPORATION

STATEMENTS OF CASH FLOWS

	Year ended September 30, 2009	Year ended September 30, 2008	Period from January 11, 2007 (inception) through September 30, 2007
Cash flows from operating activities:
Net increase (decrease) in net assets resulting from operations	$35,802,029	$(40,702,939)	$(16,699,251)
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash used for operating activities:
Net change in net unrealized (appreciation) depreciation on investments and cash equivalents	(44,498,373)	48,104,208	23,921,978
Net change in unrealized (depreciation) on credit facility	(7,828,620)	—	—
Net realized loss on investments and cash equivalents	39,243,879	11,154,735	81,769
Net accretion of discount and amortization of premium	(2,890,687)	(1,285,365)	(15,875)
Purchase of investments	(112,693,490)	(206,790,979)	(413,972,173)
Payment-in-kind interest	(4,729,590)	(2,434,562)	(668,268)
Proceeds from disposition of investments	27,956,008	70,120,751	99,635,961
Decrease (increase) in interest receivable	507,143	(1,528,349)	(4,517,850)
Decrease (increase) in prepaid expenses and other assets	258,912	146,104	(252,287)
Increase in distributions payable to stockholders	—	5,056,505	—
(Decrease) increase in payables for cash equivalents purchased	—	(252,759,931)	252,759,931
Increase (decrease) in payables for investments purchased	19,489,525	(16,583,921)	16,583,921
Increase (decrease) in unfunded investments	6,331,385	(3,989,948)	3,989,948
(Decrease) increase in interest payable on credit facility	(652,529)	554,328	170,989
(Increase) in receivables for investments sold	(2,726,007)	—	—
Increase in management fee payable	2,134,214	(288,585)	374,481
Increase in performance-based incentive fee payable	1,385,131	123,033	—
Increase in accrued other expenses	555,556	356,376	735,312

Net cash used for operating activities	(42,355,514)	(390,748,539)	(37,871,414)

Cash flows from financing activities:
Proceeds from issuance of common stock	34,400,000	—	315,375,000
Offering costs	(1,920,000)	—	(21,309,375)
Capitalized borrowing costs	—	—	(1,261,296)
Dividends and distributions to stockholders	(20,226,021)	(18,961,895)	(6,973,280)
Borrowings under credit facility (See Note 11)	169,600,000	461,040,000	271,913,786
Repayments under credit facility (See Note 11)	(146,500,000)	(269,040,000)	(261,913,786)

Net cash provided by financing activities	35,353,979	173,038,105	295,831,049

Net (decrease) increase in cash equivalents	(7,001,535)	(217,710,434)	257,959,635
Cash equivalents, beginning of period	40,249,201	257,959,635	—

Cash equivalents, end of period	$33,247,666	$40,249,201	$257,959,635

Supplemental disclosure of cash flow information and non-cash activity:
Interest paid	$5,014,055	$4,982,247	$1,598,055
Income taxes paid	—	—	150,000
Non-cash financing activities consist of the reinvestment of dividends totaling	—	—	600,534
Cumulative effect of adoption of fair value option on credit facility	41,796,000	—	—

SEE NOTES TO FINANCIAL STATEMENTS

PENNANTPARK INVESTMENT CORPORATION

SCHEDULE OF INVESTMENTS

SEPTEMBER 30, 2009

Issuer Name	Maturity	Industry	Current Coupon		Basis Point Spread Above Index(4)		Par/ Shares	Cost	Fair Value(3)
Investments in Non-Controlled, Non-Affiliated Portfolio Companies—150.9%(1),(2)
Subordinated Debt/ Corporate Notes—50.6%
Affinion Group Holdings, Inc.	03/01/2012	Consumer Products	8.27	%(6)	L+750		$23,572,133	$22,930,475	$21,497,875
Consolidated Foundries, Inc.	04/17/2015	Aerospace and Defense	14.25	%(6)	—		8,109,468	7,952,769	8,190,563
CT Technologies Intermediate Holdings, Inc.	03/22/2014	Business Services	14.00	%(6)	—		20,311,603	19,875,880	20,463,940
Digicel Limited(5)	04/01/2014	Telecommunications	12.00%		—		1,000,000	995,610	1,115,000
i2 Holdings Ltd.	06/06/2014	Aerospace and Defense	14.75	%(6)	—		22,653,857	22,279,800	22,880,395
IDQ Holdings, Inc.	05/20/2012	Auto Sector	13.75%		—		20,000,000	19,632,400	20,060,000
Learning Care Group, Inc.	12/28/2015	Education	13.50	%(6)	—		10,324,976	10,190,682	10,324,976
Realogy Corp.	04/15/2015	Buildings and Real Estate	12.38%		—		10,000,000	8,921,187	5,525,000
Trizetto Group, Inc.	10/01/2016	Insurance	13.50	%(6)	—		20,197,856	20,010,210	20,652,308
UP Acquisitions Sub Inc.	02/08/2015	Oil and Gas	13.50%		—		21,000,000	20,472,809	21,420,000

Total Subordinated Debt/Corporate Notes								153,261,822	152,130,057

Second Lien Secured Debt—42.1%
Brand Energy and Infrastructure Services, Inc.	02/07/2015	Energy/Utilities	6.36%		L+600		13,600,000	13,153,077	12,416,800
Brand Energy and Infrastructure Services, Inc.	02/07/2015	Energy/Utilities	7.44%		L+700		12,000,000	11,735,965	11,364,000
Generics International (U.S.), Inc.	04/30/2015	Healthcare, Education and Childcare	7.78%		L+750		12,000,000	11,949,634	11,376,000
Greatwide Logistics Services, L.L.C.	03/01/2014	Cargo Transport	11.00	%(6)	L+700	(8)	2,309,343	2,309,344	2,309,344
Questex Media Group, Inc.	11/04/2014	Other Media	6.91	%(7)	L+650		10,000,000	10,000,000	—
Realogy Corp.	10/15/2017	Buildings and Real Estate	13.50%		—		10,000,000	10,000,000	10,387,500
Saint Acquisition Corp.(5)	05/15/2015	Transportation	8.19%		L+775		10,000,000	9,941,121	7,100,000
Saint Acquisition Corp.(5)	05/15/2017	Transportation	12.50%		—		19,000,000	16,890,972	14,250,000
Sheridan Holdings, Inc.	06/15/2015	Healthcare, Education and Childcare	6.00	%(6)	L+575		21,500,000	18,855,728	19,414,500
Specialized Technology Resources, Inc.	12/15/2014	Chemical, Plastics and Rubber	7.25	%(6)	L+700		22,500,000	22,488,166	22,500,000
TransFirst Holdings, Inc.	06/15/2015	Financial Services	7.04	%(6)	L+675		16,792,105	16,247,489	15,264,023

Total Second Lien Secured Debt								143,571,496	126,382,167

Preferred Equity/Partnership Interests(7)—3.6%
CFHC Holdings, Inc., Class A (Consolidated Foundries, Inc.)	—	Aerospace and Defense	12.00%		—		797	797,288	949,648
i2 Holdings Ltd.	—	Aerospace and Defense	12.00%		—		4,137,240	4,137,240	4,793,729
TZ Holdings, L.P., Series A (Trizetto Group, Inc.)	—	Insurance	—		—		686	685,820	685,820
TZ Holdings, L.P., Series B (Trizetto Group, Inc.)	—	Insurance	6.50%		—		1,312	1,312,006	1,410,604
UP Holdings Inc., Class A-1 (UP Acquisitions Sub Inc.)	—	Oil and Gas	8.00%		—		91,608	2,499,067	3,094,252
VSS-AHC Holdings, LLC (Advanstar Inc.)	—	Other Media	—		—		319	318,896	—

Total Preferred Equity/Partnership Interests								9,750,317	10,934,053

SEE NOTES TO FINANCIAL STATEMENTS

PENNANTPARK INVESTMENT CORPORATION

SCHEDULE OF INVESTMENTS—(Continued)

SEPTEMBER 30, 2009

Issuer Name	Maturity	Industry	Current Coupon		Basis Point Spread Above Index(4)		Par/ Shares	Cost	Fair Value(3)
Common Equity/Warrants/Partnership Interests(7)—4.5%
AHC Mezzanine (Advanstar Inc.)	—	Other Media	—		—		3,000	$3,005,163	$—
CFHC Holdings, Inc. (Consolidated Foundries, Inc.)	—	Aerospace and Defense	—		—		1,627	16,271	215,547
CT Technologies Holdings, LLC (CT Technologies Intermediate Holdings, Inc.)	—	Business Services	—		—		5,556	3,200,000	6,696,281
i2 Holdings Ltd.	—	Aerospace and Defense	—		—		457,322	454,030	1,293,476
Transportation 100 Holdco, L.L.C. (Greatwide Logistics Services, L.L.C)	—	Cargo Transport	—		—		106,299	1,779,455	2,391,463
TZ Holdings, L.P. (Trizetto Group, Inc.)	—	Insurance	—		—		2	6,467	1,337,451
UP Holdings Inc. (UP Acquisitions Sub Inc.)	—	Oil and Gas	—		—		91,608	916	1,656,350
VSS-AHC Holdings, Inc. (Advanstar Inc.) (Warrant)	11/06/2018	Other Media	—		—		85	—	—

Total Common Equity/Warrants/Partnership Interests								8,462,302	13,590,568

First Lien Secured Debt—50.1%
1-800 Contacts, Inc.	03/04/2015	Distribution	7.70%		P+295	(8)	13,929,825	11,941,660	13,720,877
Burlington Coat Factory Warehouse Corp.	05/28/2013	Retail Store	2.57%		L+225		2,837,374	2,835,299	2,578,464
Ceva Group PLC(5)	10/01/2016	Logistics	11.63%		—		7,500,000	7,284,525	7,284,525
Chester Downs and Marina, LLC	07/31/2016	Hotels, Motels, Inns and Gaming	12.38%		L+988	(8)	10,000,000	9,421,220	10,050,000
EnviroSolutions, Inc.	07/07/2012	Environmental Services	11.00	%(6)	P+775	(8)	14,175,260	13,391,908	12,715,207
Hanley-Wood, L.L.C.	03/08/2014	Other Media	2.49%		L+225		8,842,500	8,842,500	6,225,120
Hughes Network Systems, L.L.C.	04/15/2014	Telecommunications	2.88%		L+250		5,000,000	5,000,000	4,562,500
Jacuzzi Brands Corp.	02/07/2014	Home and Office Furnishings, Housewares and Durable Consumer Products	2.53%		L+225		9,817,568	9,817,568	4,810,608
Levlad, L.L.C.	03/08/2014	Consumer Products	7.75%		L+475		4,434,548	4,434,548	1,064,292
Lyondell Chemical Co.	12/15/2009	Chemicals, Plastics and Rubber	13.00%		L+1,000	(8)	12,668,615	12,965,067	13,169,026
Lyondell Chemical Co.(9)	12/15/2009	Chemicals, Plastics and Rubber	—		—		6,331,385	6,458,897	6,581,474
Mattress Holding Corp.	01/18/2014	Home and Office Furnishings, Housewares and Durable Consumer Products	2.55%		L+225		3,910,200	3,910,200	3,022,585
Mitchell International, Inc.	03/28/2014	Business Services	2.31%		L+200		1,910,204	1,910,204	1,687,346
National Bedding Co., L.L.C.	02/28/2013	Home and Office Furnishings, Housewares and Durable Consumer Products	2.26%		L+200		6,825,000	6,829,243	6,142,500
Penton Media, Inc.	02/01/2013	Other Media	2.73%		L+225		4,875,000	4,875,000	3,568,500
Philosophy, Inc.	03/16/2014	Consumer Products	2.25%		L+200		1,426,506	1,426,506	1,148,337
Questex Media Group, Inc.	05/04/2014	Other Media	5.25	%(7)	L+200		4,886,667	4,886,667	2,912,600
Rexair, L.L.C.	06/30/2010	Retail	4.50%		L+425		6,695,795	5,507,847	5,189,241
Rexnord, L.L.C.	07/19/2013	Manufacturing/Basic Industry	2.50%		L+200		2,887,881	2,887,881	2,768,756
Sitel, L.L.C.	01/30/2014	Business Services	5.95%		L+550		2,682,328	2,682,328	2,226,332
Sugarhouse HSP Gaming Prop.	09/23/2014	Hotels, Motels, Inns and Gaming	11.25%		L+825	(8)	20,000,000	19,203,528	19,600,000
U.S. Xpress Enterprises, Inc.	10/12/2014	Cargo Transportation	4.26%		L+400		14,966,254	10,315,732	10,887,950
World Color Press Inc.	07/21/2012	Printing	9.00%		P+500	(8)	3,500,000	3,177,842	3,491,250
Yonkers Racing Corp. (5)	07/15/2016	Hotels, Motels, Inns and Gaming	11.38%		—		5,000,000	4,857,698	5,200,000

Total First Lien Secured Debt								164,863,868	150,607,490

Investments in Non-Controlled, Non-Affiliated Portfolio Companies								479,909,805	453,644,335

SEE NOTES TO FINANCIAL STATEMENTS

PENNANTPARK INVESTMENT CORPORATION

SCHEDULE OF INVESTMENTS—(Continued)

SEPTEMBER 30, 2009

Issuer Name	Maturity	Industry	Current Coupon		Basis Point Spread Above Index(4)	Par/ Shares	Cost	Fair Value(3)
Investments in Non-Controlled, Affiliated Portfolio Companies—5.4%(1),(2)
Subordinated Debt/Corporate Notes—1.7%
Performance Holdings, Inc.	07/02/2014	Leisure, Amusement, Motion Pictures, Entertainment	14.25	%(6)	—	$5,077,822	$4,878,081	$4,988,960

Second Lien Secured Debt—2.7%
Performance, Inc.	07/02/2013	Leisure, Amusement, Motion Pictures, Entertainment	6.24%		L+575	8,750,000	8,750,000	8,019,375

Common Equity/Partnership Interest(7)—1.0%
NCP-Performance (Performance Holdings, Inc.)	—	Leisure, Amusement, Motion Pictures, Entertainment	—		—	37,500	3,750,000	3,107,403

Investments in Non-Controlled, Affiliated Portfolio Companies							17,378,081	16,115,738

Total Investments—156.3%							497,287,886	469,760,073

Cash Equivalents—11.1%						33,247,666	33,247,666	33,247,666

Total Investments and Cash Equivalents—167.4%							$530,535,552	$503,007,739

Liabilities in Excess of Other Assets—(67.4%)								(202,427,471)
Net Assets—100.0%								$300,580,268

(1)	As used in this Schedule of Investments and in accordance with the 1940 Act, “non-controlled” means we own less than 25% of a portfolio company’s voting securities.

(2)	As used in this Schedule of Investments and in accordance with the 1940 Act, “non-affiliated” means we own less than 5% of a portfolio company’s voting securities and “affiliated” means that we own 5% or more, but less than 25%, of a portfolio company’s voting securities.

(3)	Valued based on our accounting policy (see Note 2 to our financial statements).

(4)	Represents floating rate instruments that accrue interest at a predetermined spread relative to an index, typically the applicable London Interbank Offer Rate (LIBOR or “L”) or Prime Rate (Prime or “P”).

(5)	Security is exempt from registration under Rule 144A promulgated under the Securities Act of 1933. The security may be resold in transactions that are exempt from registration, normally to qualified institutional buyers.

(6)	Coupon is payable in cash and/or in-kind (“PIK”).

(7)	Non-income producing securities.

(8)	Coupon is subject to a LIBOR or Prime rate floor.

(9)	Represents the purchase of a security with delayed settlement. This security does not have a basis point spread above an index.

SEE NOTES TO FINANCIAL STATEMENTS

PENNANTPARK INVESTMENT CORPORATION

SCHEDULE OF INVESTMENTS

SEPTEMBER 30, 2008

Issuer Name	Maturity	Industry	Current Coupon		Basis Point Spread Above Index(4)	Par	Cost	Value(3)
Investments in Non-Controlled, Non-Affiliated Portfolio Companies—168.1%(1),(2)

Subordinated Debt/Corporate Notes—76.8%
Advanstar, Inc.	11/30/2015	Other Media	10.76	%(6)	L+700	$16,268,634	$16,268,634	$12,567,520
Affinion Group Holdings, Inc.	03/01/2012	Consumer Products	9.37	%(6)	L+625	22,500,000	21,587,384	18,562,500
Consolidated Foundries, Inc.	04/17/2015	Aerospace and Defense	14.25	%(6)	—	8,000,000	7,831,761	8,000,000
CT Technologies Intermediate Holdings, Inc.	03/19/2014	Business Services	14.00	%(6)	—	20,000,000	19,502,246	20,000,000
i2 Holdings Ltd.	06/06/2014	Aerospace and Defense	14.75	%(6)	—	22,041,438	21,649,325	22,041,438
IDQ Holdings, Inc.	05/20/2012	Auto Sector	13.75%		—	20,000,000	19,555,782	20,000,000
Learning Care Group, Inc.	12/28/2015	Education	13.50	%(6)	—	10,067,361	9,922,722	10,067,361
Realogy Corp.	04/15/2015	Buildings and Real Estate	12.38%		—	28,000,000	26,337,698	9,520,000
Trizetto Group, Inc.	10/01/2016	Insurance	13.50	%(6)	—	20,000,000	19,811,785	20,000,000
UP Acquisitions Sub Inc.	02/08/2015	Oil and Gas	13.50%		—	21,000,000	20,428,146	21,000,000

Total Subordinated Debt/Corporate Notes						187,877,433	182,895,483	161,758,819

Second Lien Secured Debt—45.5%
Brand Energy and Infrastructure Services, Inc.	02/07/2015	Energy/Utilities	9.81%		L+700	12,000,000	11,682,795	11,160,000
Brand Energy and Infrastructure Services, Inc.	02/07/2015	Energy/Utilities	8.81%		L+600	13,600,000	13,068,290	12,342,000
Generics International (U.S.), Inc.	04/30/2015	Healthcare, Education and Childcare	11.26%		L+750	12,000,000	11,947,073	10,080,000
Questex Media Group, Inc.	11/04/2014	Other Media	9.31%		L+650	10,000,000	10,000,000	8,700,000
Saint Acquisition Corp.(5)	05/15/2015	Transportation	10.55%		L+775	10,000,000	9,951,058	3,100,000
Saint Acquisition Corp.(5)	05/15/2017	Transportation	12.50%		—	19,000,000	16,565,952	6,270,000
Sheridan Holdings, Inc.	06/15/2015	Healthcare, Education and Childcare	8.54	%(6)	L+575	12,500,000	11,838,114	10,500,000
Specialized Technology Resources, Inc.	12/15/2014	Chemical, Plastics and Rubber	10.70	%(6)	L+700	22,500,000	22,485,895	19,800,000
TransFirst Holdings, Inc.	06/15/2015	Financial Services	9.77	%(6)	L+600	16,500,000	15,866,044	13,942,500

Total Second Lien Secured Debt						128,100,000	123,405,221	95,894,500

						Shares
Preferred Equity—4.4%
CFHC Holdings, Inc., Class A (Consolidated Foundries, Inc.)	—	Aerospace and Defense	12.00	%(6)	—	842	841,927	841,927
i2 Holdings Ltd.	—	Aerospace and Defense	12.00	%(6)	—	3,960,000	3,960,000	3,960,000
TZ Holdings, L.P., Series A (Trizetto Group, Inc.)	—	Insurance	—	(7)	—	686	685,820	685,820
TZ Holdings, L.P., Series B (Trizetto Group, Inc.)	—	Insurance	6.50	%(6)	—	1,312	1,312,006	1,312,006
UP Holdings Inc., Class A-1 (UP Acquisitions Sub Inc.)	—	Oil and Gas	8.00	%(6)	—	91,608	2,499,066	2,499,066

Total Preferred Equity						4,054,448	9,298,819	9,298,819

SEE NOTES TO FINANCIAL STATEMENTS

PENNANTPARK INVESTMENT CORPORATION

SCHEDULE OF INVESTMENTS—(Continued)

SEPTEMBER 30, 2008

Issuer Name	Maturity	Industry	Current Coupon		Basis Point Spread Above Index(4)	Shares	Cost	Value(3)
Common Equity/Partnership Interest(7)—4.0%
AHC Mezzanine (Advanstar Inc.)	—	Other Media	—		—	3,000	$3,000,000	$998,883
CFHC Holdings, Inc., (Consolidated Foundries, Inc.)	—	Aerospace and Defense	—		—	1,627	16,271	149,557
CT Technologies Holdings, LLC (CT Technologies Intermediate Holdings, Inc.)	—	Business Services	—		—	5,556	3,200,000	3,200,000
i2 Holdings Ltd.	—	Aerospace and Defense	—		—	440,000	440,000	1,545,062
TZ Holdings, L.P. (Trizetto Group, Inc.)	—	Insurance	—		—	2	2,173	2,173
UP Holdings Inc. (UP Acquisitions Sub Inc.)	—	Oil and Gas	—		—	91,608	916	2,569,208

Total Common Equity/Partnership Interest						541,793	6,659,360	8,464,883

						Par
First Lien Secured Debt—37.4%
Burlington Coat Factory Warehouse Corp.	05/28/2013	Retail Store	5.06%		L+225	$7,896,473	7,889,120	5,401,187
Cohr Holdings, Inc.	01/31/2013	Healthcare, Education and Childcare	5.35%		L+250	2,955,000	2,955,000	1,484,888
EnviroSolutions, Inc.	08/07/2012	Environmental Services	12.04	%(6)	L+825	14,014,177	12,965,204	12,192,334
EnviroSolutions, Inc.	08/07/2012	Environmental Services	12.25%		P+725	2,293	2,121	1,995
Gatehouse Media Operating, Inc.	08/28/2014	Media	4.81%		L+200	7,000,000	7,000,000	3,336,690
General Nutrition Centers, Inc.	09/16/2013	Retail Store	5.57%		L+225	3,410,095	3,411,892	2,821,854
Greatwide Logistics Services, Inc.	12/19/2013	Cargo Transport	—	(7)	—	6,912,500	6,912,500	5,149,813
Hanley-Wood, L.L.C.	03/08/2014	Other Media	4.83%		L+225	8,932,500	8,932,500	6,327,185
Hughes Network Systems, L.L.C.	04/15/2014	Telecommunications	5.31%		L+250	5,000,000	5,000,000	4,275,000
Jacuzzi Brands Corp.	02/07/2014	Home and Office Furnishings, Housewares and Durable Consumer Products	5.35%		L+225	9,890,541	9,890,541	6,156,861
Levlad, L.L.C.	03/08/2014	Consumer Products	5.46%		L+225	4,564,563	4,564,563	2,639,837
Longview Power, L.L.C.	02/28/2014	Utilities	5.54%		L+225	3,000,000	3,000,000	2,630,001
Mattress Holding Corp.	01/18/2014	Home and Office Furnishings, Housewares and Durable Consumer Products	5.96%		L+225	3,950,100	3,950,100	2,567,565
Mitchell International, Inc.	03/28/2014	Business Services	5.81%		L+200	3,940,000	3,940,000	3,723,300
National Bedding Co., L.L.C.	02/28/2013	Home and Office Furnishings, Housewares and Durable Consumer Products	4.62%		L+200	6,895,000	6,900,583	5,274,675
Penton Media, Inc.	02/01/2013	Other Media	5.07%		L+225	4,925,000	4,925,000	3,558,313
Philosophy, Inc.	03/16/2014	Consumer Products	5.71%		L+200	1,474,667	1,474,667	1,194,480
Questex Media Group, Inc.	05/04/2014	Other Media	5.81%		L+300	4,924,167	4,924,167	4,825,683
Reader’s Digest Association, Inc.	03/02/2014	Printing and Publishing	4.71%		L+200	985,000	985,000	699,350
Rexnord , L.L.C.	07/19/2013	Manufacturing/Basic Industry	5.76%		L+200	2,917,576	2,917,576	2,625,819
Sitel, L.L.C.	01/30/2014	Business Services	5.30%		L+250	2,592,017	2,592,017	1,892,172
Sitel, L.L.C.	01/30/2014	Business Services	6.50%		P+150	90,311	90,311	65,927

Total First Lien Secured Debt						106,271,980	105,222,862	78,844,929

Investments in Non-Controlled, Non-Affiliated Portfolio Companies							427,481,745	354,261,950

SEE NOTES TO FINANCIAL STATEMENTS

PENNANTPARK INVESTMENT CORPORATION

SCHEDULE OF INVESTMENTS—(Continued)

SEPTEMBER 30, 2008

Issuer Name	Maturity	Industry	Current Coupon		Basis Point Spread Above Index(4)	Par	Cost	Value(3)
Investments in Non-Controlled, Affiliated Portfolio Companies—8.5%(1),(2)

Subordinated Debt/Corporate Notes—2.1%
Performance Holdings, Inc.	07/02/2014	Leisure, Amusement, Motion Pictures, Entertainment	14.25	%(6)	—	$4,414,356	$4,192,261	$4,414,356

Second Lien Secured Debt—4.0%
Performance, Inc.	07/02/2013	Leisure, Amusement Motion Pictures, Entertainment	8.55%		L+575	8,750,000	8,750,000	8,347,500

						Shares
Common Equity/Partnership Interest(7)—2.4%
NCP-Performance (Performance Holdings, Inc.)	—	Leisure, Amusement, Motion Pictures, Entertainment	—		—	37,500	3,750,000	5,124,014

Investments in Non-Controlled, Affiliated Portfolio Companies							16,692,261	17,885,870

Total Investments—176.6%							$444,174,006	$372,147,820

						Par
Cash Equivalents—19.1%
Money Market—Mutual Funds			—		—	$40,249,201	40,249,201	40,249,201

Total Cash Equivalents						40,249,201	40,249,201	40,249,201

Total Investments and Cash Equivalents—195.7%							$484,423,207	$412,397,021

Liabilities in Excess of Other Assets—(95.7%)								$(201,668,761)

Net Assets—100.0%								$210,728,260

(1)	As used in this Schedule of Investments and in accordance with the Investment Company Act of 1940 (the “1940 Act”) “non-controlled” means we own less than 25% of a portfolio company’s voting securities.

(2)	As used in this Schedule of Investments and in accordance with the 1940 Act “non-affiliated” means we own less than 5% of a portfolio company’s voting securities and “affiliated” means that we own more than 5% of a portfolio company’s voting securities.

(3)	Valued based on our accounting policy (see Note 2 to our financial statements).

(4)	Represents floating rate instruments that accrue interest at a predetermined spread relative to an index, typically the applicable London Interbank Offer Rate (LIBOR or “L”) or Prime Rate (Prime or “P”).

(5)	Security is exempt from registration under Rule 144A promulgated under the Securities Act of 1933. The security may be resold in transactions that are exempt from registration, normally to qualified institutional buyers.

(6)	Coupon payable in cash and/or payment-in-kind (“PIK”).

(7)	Non-income producing.

SEE NOTES TO FINANCIAL STATEMENTS

PENNANTPARK INVESTMENT CORPORATION

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

Except where the context suggests otherwise, the terms “we,” “us,” “our” and “PennantPark Investment” refer to PennantPark Investment Corporation.

1. ORGANIZATION

PennantPark Investment Corporation was organized as a Maryland corporation on January 11, 2007. PennantPark Investment’s objective is to generate both current income and capital appreciation through debt and equity investments. PennantPark Investment invests primarily in U.S. middle-market companies in the form of mezzanine debt, senior secured loans and equity investments. Before the completion of its initial public offering on April 24, 2007, PennantPark Investment had limited operations other than the sale and issuance of 80,000 shares of common stock at a price of $15.00 per share to PennantPark Investment Advisers, LLC (the “Investment Adviser” or “PennantPark Investment Advisers”), resulting in net proceeds of $1.2 million, and the purchase of first lien secured debt.

On April 24, 2007 PennantPark Investment closed its initial public offering and sold 20,000,000 shares of common stock at a price of $15.00 per share, resulting in net proceeds of $279.6 million. Also, on April 24, 2007 PennantPark Investment closed a private placement to officers, directors, the Investment Adviser and managers of the Investment Adviser, pursuant to Regulation D promulgated under the Securities Act of 1933, and issued an additional 320,000 shares of common stock at a price of $15.00 per share, resulting in net proceeds of $4.8 million. On May 21, 2007, the underwriters of the initial public offering exercised their over-allotment option under the Underwriting Agreement and elected to purchase 625,000 shares of common stock at a price of $15.00 per share, resulting in net proceeds of $8.8 million.

On September 29, 2009 PennantPark Investment closed a secondary public offering and sold 4,300,000 shares of common stock at a price of $8.00 per share, resulting in proceeds of $32.5 million. On October 13, 2009, the underwriters of the secondary offering exercised their over-allotment option under the underwriting agreement and elected to purchase an additional 440,000 shares of common stock at a price of $8.00 per share resulting in net proceeds of $3.3 million.

The consolidated financial statements, for the period from January 11, 2007 (inception) through September 30, 2007, include the accounts of PennantPark Investment and its wholly owned special purpose subsidiary, Pennant SPV Company, LLC (“Pennant SPV”) a Delaware corporation. On April 24, 2007, Pennant SPV transferred all of its assets to PennantPark Investment.

2. SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reported period.

Actual results could differ from these estimates. Certain prior period amounts have been reclassified to conform to current period presentation.

The financial statements are prepared in accordance with GAAP and pursuant to the requirements for reporting on Form 10-K and Article 6 or 10 of Regulation S-X, as appropriate. In accordance with Article 6-09 of Regulation S-X under the Exchange Act, we are providing a Statement of Changes in Net Assets in lieu of a Statement of Changes in Stockholders’ Equity.

The significant accounting policies consistently followed by PennantPark Investment are:

(a) Investment Valuations

Our board of directors generally uses market quotations to assess the value of our investments for which market quotations are readily available. We obtain these market values from independent pricing services or at the bid prices obtained from at least two broker/dealers if available, otherwise by a principal market maker or a primary market dealer. If the board of directors has a bona fide reason to believe any such market quote does not reflect the fair value of an investment, it may independently value such investments by using the valuation procedure that it uses with respect to assets for which market quotations are not readily available. Subordinated debt, first lien secured debt and other debt investments with maturities greater than 60 days generally are valued by an independent pricing service or at the bid prices from at least two broker/dealers (if available, otherwise by a principal market maker or a primary market dealer). Investments, of sufficient credit quality, purchased within 60 days of maturity are valued at cost plus accreted discount, or minus amortized premium, which approximates value. We expect that there will not be readily available market values for most, if not all, of the investments which are or will be in our portfolio, and we value such investments at fair value as determined in good faith by or under the direction of our board of directors using a documented valuation policy, described herein, and a consistently applied valuation process. With respect to investments for which there is no readily available market value, valuation methods include, but are not limited to, comparisons of financial ratios of the portfolio companies that issued such private securities to peer companies that are public. When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, we consider the pricing indicated by the external event to corroborate or revise our valuation. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may differ significantly from the values that would have been used had a readily available market value existed for such investments, and the differences could be material. See Note 5 to the financial statements.

With respect to investments for which market quotations are not readily available, or are readily available but are deemed by our board of directors not reflective of the fair value of the investment, our board of directors undertakes a multi-step valuation process each quarter, as described below:

(i)	Our quarterly valuation process begins with each portfolio company or investment being initially valued by the investment professionals of the Investment Adviser responsible for the portfolio investment;

(ii)	Preliminary valuation conclusions are then documented and discussed with the management of our Investment Adviser;

(iii)	Our board of directors also engages independent valuation firms to conduct independent appraisals of our investments for which market quotations are not readily available or are readily available but deemed not reflective of the fair value of the investment. The independent valuation firms review management’s preliminary valuations in light of their own independent assessment and also in light of any market quotations obtained from an independent pricing service, broker, dealer or market maker.

(iv)	The audit committee of our board of directors reviews the preliminary valuations of the Investment Adviser and that of the independent valuation firms and responds and supplements the valuation recommendations of the independent valuation firms to reflect any comments; and

(v)	The board of directors discusses these valuations and determines the fair value of each investment in our portfolio in good faith based on the input of our Investment Adviser, the respective independent valuation firms and the audit committee.

The factors that the board of directors may take into account in pricing our investments at fair value include, as relevant, the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flow, the markets in which the portfolio company does business, comparison to publicly traded securities and other relevant factors.

(b) Security Transactions, Revenue Recognition, and Realized/Unrealized Gains or Losses

Security transactions are recorded on a trade-date basis. We measure realized gains or losses by the difference between the net proceeds from the repayment or sale and the amortized cost basis of the investment, using the specific identification method, without regard to unrealized appreciation or depreciation previously recognized, but considering unamortized upfront fees and prepayment penalties. Net change in unrealized appreciation or depreciation reflects the change in portfolio investment and credit facility values during the reporting period, including any reversal of previously recorded unrealized appreciation or depreciation, when gains or losses are realized.

We record interest income on an accrual basis to the extent that we expect to collect such amounts. For loans and debt investments with contractual PIK interest, which represents interest accrued and added to the loan balance that generally becomes due at maturity, we will generally not accrue PIK interest when the portfolio company valuation indicates that such PIK interest is not collectable. We do not accrue as a receivable interest on loans and debt investments if we have reason to doubt our ability to collect such interest. Loan origination fees, original issue discount and market discount or premium are capitalized, and we then accrete or amortize such amounts using the effective interest method as interest income. We record prepayment premiums on loans and debt investments as interest income. Dividend income, if any, is recognized on an accrual basis on the ex-dividend date to the extent that we expect to collect such amounts.

Loans are placed on non-accrual status when principal or interest payments are past due 30 days or more and/or when there is reasonable doubt that principal or interest will be collected. Accrued interest is generally reversed when a loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment. Non-accrual loans are restored to accrual status when past due principal and interest is paid and in management’s judgment, are likely to remain current.

(c) Income Taxes

Since May 1, 2007, PennantPark Investment has complied with the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended, (the “Code”) and expects to be subject to tax as a regulated investment company, or “RIC”. As a RIC, PennantPark Investment accounts for income taxes using the asset liability method prescribed by ASC 740 (formerly known as FASB Statement No. 109), “Income Taxes.” Under this method, income taxes were provided for amounts currently payable and for amounts deferred as tax assets and liabilities based on differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Based upon PennantPark Investment’s qualification and election to be subject to tax as a RIC, we do not anticipate paying any material corporate-level taxes in the future. PennantPark Investment recognizes in its financial statements the effect of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. We did not have any uncertain tax positions that met the recognition or measurement criteria of ASC 740-10-25 (formerly known as FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes) nor did we have any unrecognized tax benefits as of September 30, 2007, 2008 or 2009. Although we file federal and state tax returns, our major tax jurisdiction is federal. Our 2007 to 2009 federal tax years remain subject to examination by the Internal Revenue Service. See Note 7 to the financial statements.

(d) Dividends, Distributions, and Capital Transactions

Dividends and distributions to common stockholders are recorded on the ex-dividend date. The amount, if any, to be paid as a dividend is determined by the board of directors each quarter and is generally based upon the earnings estimated by management. Net realized capital gains, if any, are distributed at least annually.

Capital transactions, in connection with our dividend reinvestment plan or through offerings of our common stock, are recorded when issued and offering costs are charged as a reduction of capital upon issuance of our common stock.

(e) New Accounting Pronouncements and Accounting Standards Updates

In September 2006, FASB issued SFAS 157, Fair Value Measurements, which clarifies the definition of fair value and requires companies to expand their disclosure about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. With adoption of the Accounting Standards Codification in September 2009, or ASC, references to authoritative accounting literature refer to the relevant section of the ASC. Adoption of ASC 820 (formerly known as SFAS 157) requires the use of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We have adopted ASC 820 on October 1, 2008. The adoption of ASC 820 did not affect our financial position or results of operations. See Note 2 and Note 5 to the financial statements.

In February 2007, FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB 115. ASC 825 (formerly known as SFAS 159) permits an entity to choose to measure many financial instruments and certain other items at fair value. ASC 825 applies to all reporting entities, and contains financial statement presentation and disclosure requirements for assets and liabilities reported at fair value as a consequence of the election. This statement is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We have adopted ASC 825 on October 1, 2008 and have made an irrevocable election to apply the fair value option to our long-term credit facility liability. The fair value option was elected for our credit facility to align the measurement attributes of both the assets and liabilities while mitigating volatility in earnings from using different measurement attributes. Upon our adoption of ASC 825 our Net Asset Value increased by $41.8 million, or $1.99 per share, due to the fair value adjustment related to our credit facility. We have used a nationally recognized independent valuations firm to measure the fair value of our credit facility in a manner consistent with the valuation process that our board of directors uses to value our investments. After adoption, subsequent changes in the fair value of our credit facility have been recorded in the statement of operations. We have not elected to apply the fair value option to any other financial assets or liabilities. See Note 5 to the financial statements.

In April 2009, the FASB issued FASB Staff Position No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP No. 157-4”). ASC 820-10-35-51A (formerly known as FSP No. 157-4) made amendments to ASC 820 to provide additional guidance for estimating fair value in accordance with ASC 820 when the volume and level of activity for the asset or liability have significantly decreased and includes guidance on identifying circumstances that indicate a transaction is not orderly. It emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique used, the objective of a fair value measurement remains the same that the fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions, the guidance in ASC 820-10-35-51A is effective for periods ending after June 15, 2009. We adopted ASC 820-10-35-51A on June 30, 2009 and it did not have a material impact on our financial statements.

In May 2009, FASB issued SFAS 165, or ASC 855, Subsequent Events, which establishes general accounting standards for and disclosure of events that occur after the balance sheet date but before the financial statements are issued. The adoption of ASC 855 did not have a material impact on our financial statements.

In June 2009, FASB issued SFAS 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB 162 , SFAS 168 or ASC 105-10, Generally Accepted Accounting Principles. ASC 105-10 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. On the effective date of ASC 105-10, the Accounting Standards Codification, or ASC, will supersede all then-existing GAAP for non-governmental entities and reporting standards, subject to certain grandfathered literature. The purpose of ASC is not change accounting literature but rather to serve as a single source of authoritative accounting literature. The adoption of ASC 105-10 did not have a material impact on our financial statements.

In August 2009, the FASB released Accounting Standards Update No. 2009-05 (ASU 2009-05) as an update to ASC 820, Measuring Liabilities at Fair Value . ASU 2009-05 provides additional clarity in circumstances where a quoted price in an active market for the identical liability is not available. ASU 2009-05 clarifies that a liability is required to measure fair value by using one or more of the following techniques: (a) The quoted price of the identical liability when traded as an asset; (b) Quoted prices for similar liabilities or similar liabilities when traded as an asset; or (c) Another valuation technique that is consistent with principles of ASC 820. This update also clarifies that when estimating fair value of a liability, a reporting entity is not required to include a separate adjustment to an input relating to the existence of a restriction that prevents the transfer of the liability. The update also states that both a quoted price in an active market for a liability at the measurement date and the quoted price for the same liability when traded as an asset in an active market when no adjustments are made to the quoted price are Level 1 fair value measurements. We adopted ASU 2009-05 on September 30, 2009 and it did not have a material impact on our financial statements. See Note 5 to the financial statements.

3. AGREEMENTS

PennantPark Investment has entered into an Investment Management Agreement with the Investment Adviser, which was re-approved by our board of directors, including a majority of our directors who are not interested persons of PennantPark Investment in February 2009. Under this agreement the Investment Adviser, subject to the overall supervision of PennantPark Investment’s board of directors, manages the day-to-day operations of and provides investment advisory services to, PennantPark Investment. For providing these services, the Investment Adviser receives a fee from PennantPark Investment, consisting of two components—a base management fee and an incentive fee (collectively, “Management Fees”).

The base management fee is calculated at an annual rate of 2.00% on PennantPark Investment’s gross assets (net of U.S. Treasury Bills and/or temporary draws on the credit facility “adjusted gross assets”, if any, see Note 11). Although the base management fee is 2.00% of adjusted gross assets, the Investment Adviser agreed to waive a portion of the base management fee such that the base management fee equaled 1.50% from the consummation of the initial public offering through September 30, 2007 and 1.75% from October 1, 2007 through March 31, 2008. The base management fee equals 2.00% since March 31, 2008 and is payable quarterly in arrears. The base management fee is calculated based on the average value of adjusted gross assets at the end of the two most recently completed calendar quarters, and appropriately adjusted for any share issuances or repurchases during the current calendar quarter. For the fiscal years ended September 30, 2009 and 2008, the Investment Adviser received a net base management fee of $7.7 million and $6.7 million, respectively, from us. For the period from April 24, 2007 (initial public offering) through September 30, 2007, the Investment Adviser received a net base management fee of approximately $1.9 million from us.

The incentive fee has two parts, as follows:

One part is calculated and payable quarterly in arrears based on PennantPark Investment’s Pre-Incentive Fee Net Investment Income for the immediately preceding calendar quarter. For this purpose, Pre-Incentive Fee Net Investment Income means interest income, distribution income and any other income, including any other fees other than fees for providing managerial assistance, such as commitment, origination, structuring, diligence and consulting fees or other fees received from portfolio companies accrued during the calendar quarter, minus PennantPark Investment’s operating expenses for the quarter (including the base management fee, any expenses payable under the Administration Agreement, and any interest expense and distribution paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-Incentive Fee Net Investment Income includes, in the case of investments with deferred interest feature (such as original issue discount, debt instruments with PIK interest and zero coupon securities), accrued income not yet received in cash. Pre-Incentive Fee Net Investment Income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Pre-Incentive Fee Net Investment Income, expressed as a rate of return on the value of PennantPark Investment’s net assets at the end of the immediately preceding calendar quarter, is compared to the hurdle rate of 1.75% per quarter (7.00% annualized). PennantPark Investment pays the Investment Adviser an incentive fee with respect to PennantPark Investment’s Pre-Incentive Fee Net Investment Income in each calendar quarter as follows:

(1) no incentive fee in any calendar quarter in which PennantPark Investment’s Pre-Incentive Fee Net Investment Income does not exceed the hurdle rate of 1.75%,(2) 100% of PennantPark Investment’s Pre-Incentive Fee Net Investment Income with respect to that portion of such Pre-Incentive Fee Net Investment Income, if any, that exceeds the hurdle rate but is less than 2.1875% in any calendar quarter (8.75% annualized), and (3) 20% of the amount of PennantPark Investment’s Pre-Incentive Fee Net Investment Income, if any, that exceeds 2.1875% in any calendar quarter. These calculations are pro rated for any period of less than three months and adjusted for any share issuances or repurchases during the current quarter.

The second part of the incentive fee is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Management Agreement, as of the termination date), commencing on December 31, 2007, and equals 20.0% of PennantPark Investment’s realized capital gains, if any, on a cumulative basis from inception through the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees. However, the incentive fee determined as of December 31, 2007 was calculated for a period of shorter than twelve calendar months to take into account any realized capital gains computed net of all realized capital losses and unrealized capital depreciation from inception. For the fiscal years ended September 30, 2009 and 2008, the Investment Adviser received an incentive fee of $5.7 million and $3.8 million, respectively from us. For the period from April 24, 2007 (initial public offering) through September 30, 2007, the Investment Adviser did not receive an incentive fee from us.

PennantPark Investment has also entered into an Administration Agreement with PennantPark Investment Administration, LLC (the “Administrator” or “PennantPark Investment Administration”), which was reapproved by our board of directors including a majority of our directors who are not interested persons of PennantPark Investment in February 2009. Under this agreement PennantPark Investment Administration provides administrative services for PennantPark Investment. For providing these services, facilities and personnel, PennantPark Investment reimburses the Administrator for PennantPark Investment’s allocable portion of overhead and other expenses incurred by the Administrator in performing its obligations under the Administration Agreement, including rent, technology systems, insurance and PennantPark Investment’s allocable portion of the costs of the compensation and related expenses for its chief compliance officer, chief financial officer and their respective staffs. The Administrator also provides on PennantPark Investment’s behalf managerial assistance to portfolio companies to which PennantPark Investment is required to provide such assistance. Reimbursement for certain of these costs is included in administrative services expenses in the statement of operations. For the fiscal years ended September 30, 2009 and 2008, the Investment Adviser was reimbursed $1.7 million and $2.0 million, respectively, from us, including expenses it incurred on behalf of the Administrator, for services described above. For the period from April 24, 2007 (initial public offering) through September 30, 2007, the Investment Adviser was reimbursed approximately $0.5 million from us for services described above.

4. INVESTMENTS

Purchases of long-term investments including PIK for the fiscal years ended September 30, 2009, 2008 and for the period from January 11, 2007 (inception) through September 30, 2007 totaled $117.4 million, $209.2 million and $414.6 million, respectively. Sales and repayments of long-term investments for the fiscal years ended September 30, 2009, 2008 and for the period from January 11, 2007 (inception) through September 30, 2007 totaled $28.0 million, $70.1 million and $99.6 million, respectively.

Investments and cash equivalents consisted of the following:

	September 30, 2009		September 30, 2008
	Cost	Fair Value	Cost	Fair Value
First lien	$164,863,868	$150,607,490	$105,222,862	$78,844,929
Second lien	152,321,496	134,401,542	132,155,221	104,242,000
Subordinated debt / corporate notes	158,139,903	157,119,017	187,087,744	166,173,175
Preferred equity	9,750,317	10,934,053	9,298,819	9,298,819
Common equity	12,212,302	16,697,971	10,409,360	13,588,897
Cash equivalents	33,247,666	33,247,666	40,249,201	40,249,201

Total	$530,535,552	$503,007,739	$484,423,207	$412,397,021

The table below describes investments by industry classification and enumerates the percentage, by market value, of the total portfolio assets (excluding cash equivalents) in such industries as of September 30, 2009 and September 30, 2008.

Industry Classification	September 30, 2009	September 30, 2008
Chemicals, Plastic and Rubber	9%	5%
Aerospace and Defense	8	10
Business Services	7	8
Healthcare, Education and Childcare	7	6
Hotels, Motels, Inns and Gaming	7	—
Oil and Gas	6	7
Consumer Products	5	6
Energy / Utilities	5	6
Insurance	5	6
Transportation	5	2
Auto Sector	4	5
Buildings and Real Estate	3	3
Cargo Transport	3	1
Distribution	3	—
Environmental Services	3	3
Financial Services	3	4
Home and Office Furnishings, Housewares, and Durable Consumer Products	3	4
Leisure, Amusement, Motion Picture, Entertainment	3	5
Other Media	3	10
Education	2	3
Logistics	2	—
Retail	1	2
Other	3	4

Total	100%	100%

5. FAIR VALUE OF FINANCIAL INSTRUMENTS

Effective October 1, 2008, we adopted ASC 820 for cash and cash equivalents, investments and long-term credit facility. We realized no gain or loss as a result of the adoption of ASC 820. Fair value, as defined under ASC 820, is the price that we would receive upon selling an investment or pay to transfer a liability in an orderly transaction to a market participant in the principal or most advantageous market for the investment or liability. ASC 820 emphasizes that valuation techniques maximize the use of observable market inputs and minimize the use of unobservable inputs. Inputs refer broadly to the assumptions that market participants would use in pricing an asset or liability, including assumptions about risk. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of PennantPark Investment. Unobservable inputs are inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances.

ASC 820 classifies the inputs used to measure these fair values into the following hierarchies:

Level 1: Inputs that are quoted prices (unadjusted) in active markets for identical assets or liabilities, accessible by us at the measurement date.

Level 2: Inputs that are quoted prices for similar assets or liabilities in active markets, or that are quoted prices for identical or similar assets or liabilities in markets that are not active and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term, if applicable, of the financial instrument.

Level 3: Inputs that are unobservable for an asset or liability because they are based on our own assumptions about how market participants would price the asset or liability.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. All of our investments and long-term credit facility are classified as Level 3.

The inputs into the determination of fair value may require significant management judgment or estimation. Even if observable market data is available, such information may be the result of consensus pricing information or broker quotes which include a disclaimer that the broker would not be held to such a price in an actual transaction. The non-binding nature of consensus pricing and/or quotes accompanied by disclaimer would result in classification as Level 3 information, assuming no additional corroborating evidence was available.

In addition to using the above inputs in cash and cash equivalents, investments and long-term credit facility valuations, PennantPark Investment employs the valuation policy approved by its board of directors that is consistent with ASC 820 (See Note 2). Consistent with our valuation policy, PennantPark Investment evaluates the source of inputs, including any markets in which its investments are trading, in determining fair value.

In April 2009, the FASB issued FASB Staff Position No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP No. 157-4”). ASC 820-10-35-51A (formerly known as FSP No. 157-4) made amendments to ASC 820 to provide additional guidance for estimating fair value in accordance with ASC 820 when the volume and level of activity for the asset or liability have significantly decreased and includes guidance on identifying circumstances that indicate a transaction is not orderly. It emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique used, the objective of a fair value measurement remains the same that the fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions, the guidance in ASC 820-10-35-51A is effective for periods ending after June 15, 2009. We adopted ASC 820-10-35-51A on June 30, 2009 and it did not have a material impact on our financial statements.

Our investments are generally structured as debt and equity investments in the form of mezzanine debt, senior secured loans and equity co-investments. The transaction price, excluding transaction costs, is typically the best estimate of fair value at inception. When evidence supports a subsequent change to the carrying value from the original transaction price, adjustments are made to reflect the expected exit values. Ongoing reviews by our Investment Adviser and independent valuation firms are based on an assessment of each underlying investment, incorporating valuations that consider the evaluation of financing and sale transactions with third parties, expected cash flows and market-based information, including comparable transactions, and performance multiples, among other factors. These nonpublic investments are included in Level 3 of the fair value hierarchy.

At September 30, 2009, our cash and cash equivalents, investments and our long-term credit facility were categorized as follows in the fair value hierarchy for ASC 820 purposes:

		Fair Value Measurements Using
Description	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable inputs (Level 2)	Significant Unobservable inputs (Level 3)
Loan and debt investments	$442,128,049	$—	$—	$442,128,049
Equity investments	27,632,024	—	—	27,632,024

Total Investments	469,760,073	—	—	469,760,073
Cash Equivalents	33,247,666	33,247,666	—	—

Total Investments, Cash Equivalents	503,007,739	33,247,666	—	469,760,073

Long-Term Credit Facility	$(168,475,380)	$—	$—	$(168,475,380)

The following tables show a reconciliation of the beginning and ending balances for fair valued investments measured using significant unobservable inputs (Level 3):

Description	Loan and debt investments	Equity investments	Totals
Beginning Balance, September 30, 2008	$349,260,104	$22,887,716	$372,147,820
Realized gains (losses)	(39,243,879)	—	(39,243,879)
Unrealized appreciation / (depreciation)	42,008,505	2,489,868	44,498,373
Purchases, PIK, and net discount accretion	118,059,327	2,254,440	120,313,767
Sales / repayments	(27,956,008)	—	(27,956,008)
Transfers in and /or out of Level 3	—	—	—
Ending Balance, September 30, 2009	$442,128,049	$27,632,024	$469,760,073

Net change in unrealized appreciation / (depreciation) for the year reported within the net change in unrealized appreciation on investments in our Statement of Operations attributable to our Level 3 assets still held at the reporting date	$30,141,081	$2,489,868	$32,630,949

The following tables show a reconciliation of the beginning and ending balances for fair valued liabilities measured using significant unobservable inputs (Level 3):

Long-Term Credit Facility
Beginning balance, September 30, 2008	$162,000,000
Cumulative effect of adoption of fair value option	(41,796,000)
Total unrealized appreciation included in earnings	(7,828,620)
Borrowings	108,200,000
Repayments	(52,100,000)
Transfers in and/or out of Level 3	—

Ending Balance, September 30, 2009	$168,475,380

The carrying value of our financial instruments approximates fair value. Effective October 1, 2008, we adopted ASC 825-10, which provides companies with an option to report selected financial assets and liabilities at fair value, and made an irrevocable election to apply ASC 825-10 to our long-term credit facility. PennantPark Investment elected to use the fair value option for the credit facility to align the measurement attributes of both our assets and liabilities while mitigating volatility in earnings from using different measurement attributes. ASC 825-10 establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities and to more easily understand the effect of a company’s choice to use fair value on its earnings. ASC 825-10 also requires entities to display the fair value of the selected assets and liabilities on the face of the balance sheet and changes in fair value of the credit facility are recorded in the statement of operations. We elected not to apply ASC 825-10 to any other financial assets or liabilities. For our fiscal year ended September 30, 2009, $7.8 million was recorded as the change in unrealized appreciation on the credit facility in the statement of operations. PennantPark Investment has used a nationally recognized independent valuation service to measure the fair value of its credit facility in a manner consistent with the valuation process that the board of directors uses to value investments.

In August 2009, the FASB released Accounting Standards Update No. 2009-05 (ASU 2009-05) as an update to ASC 820, Measuring Liabilities at Fair Value. ASU 2009-05 provides additional clarity in circumstances where a quoted price in an active market for the identical liability is not available. ASU 2009-05 clarifies that a liability is required to measure fair value by using one or more of the following techniques: (a) The quoted price of the identical liability when traded as an asset; (b) Quoted prices for similar liabilities or similar liabilities when traded as an asset; or (c) Another valuation technique that is consistent with principles of ASC 820. This update also clarifies that when estimating fair value of a liability, a reporting entity is not required to include a separate adjustment to an input relating to the existence of a restriction that prevents the transfer of the liability. The update also states that both a quoted price in an active market for a liability at the measurement date and the quoted price for the same liability when traded as an asset in an active market when no adjustments are made to the quoted price are Level 1 fair value measurements. We adopted ASU 2009-05 on September 30, 2009 and it did not have a material impact on our financial statements.

The following table presents information about the eligible instrument for which PennantPark Investment elected the fair value option under ASC 825 as of September 30, 2009 and for which a transition adjustment was recorded as of October 1, 2008:

	September 30, 2009		Cost on October 1, 2008 before adoption of ASC 825	Transition Adjustment to Retained Earnings	Carrying Value/ Fair Value on October 1, 2008 after adoption of ASC 825
	Cost	Carrying/ Fair Value
Revolving Credit Facility
Long-term	$218,100,000	$168,475,380	$162,000,000	$41,796,000	$120,204,000
Temporary draw(1)	7,000,000	7,000,000	40,000,000	—	40,000,000

Total	$225,100,000	$175,475,380	$202,000,000	$41,796,000	$160,204,000

(1)	Temporary draw may include credit facility borrowings at the end of each quarter to maximize investment flexibility. See Note 11 to the financial statements.

6. CHANGE IN NET ASSETS FROM OPERATIONS PER COMMON SHARE

The following information sets forth the computation of basic and diluted per share net increase (decrease) in net assets resulting from operations.

Class and Year	Year ended September 30, 2009		Year ended September 30, 2008	Period from January 11, 2007 (inception) through September 30, 2007
Numerator for net increase (decrease) in net assets resulting from operations	$35,802,029		$(40,702,939)	$(16,699,251)
Denominator for basic and diluted weighted average shares	21,092,334	**	21,068,772	20,936,149 *

Basic and diluted net increase (decrease) in net assets per share resulting from operations	$1.70		$(1.93)	$(0.80)

*	Since completion of IPO on April 24, 2007
**	Denominator for diluted weighted average shares is 21,094,745. See Note 13 to the financial statements.

7. TAXES AND DISTRIBUTIONS

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. federal tax regulations, which may differ from amounts determined in accordance with GAAP. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are reclassified to undistributed net investment income, accumulated net realized loss or paid-in-capital, as appropriate in the period that the differences arise. The following differences were reclassified for tax purposes for the year ended September 30, 2009:

Decrease in paid-in capital	$(1,536)
Decrease in accumulated net realized loss	$(87,991)
Increase in undistributed net investment income	$89,527

As of September 30, 2009, the cost of investments for federal income tax purposes was $497.3 million resulting in a gross unrealized appreciation and depreciation of $19.4 million and $46.9 million, respectively. The following reconciles net increase in net assets resulting from operations to taxable income for the year ended September 30, 2009:

Net increase in net assets resulting from operations	$35,802,029
Net realized loss on investments	39,243,879
Net unrealized appreciation on investments transactions	(44,498,373)
Net unrealized depreciation on credit facility	(7,828,620)
Other taxable income	841,335
Other deductible expenses	(13,808)

Taxable income before deductions for distributions	$23,546,442

As of September 30, 2009, the components of accumulated losses on tax basis and reconciliation to accumulated losses on a book basis were as follows:

Undistributed ordinary income	$7,618,230
Undistributed long-term net capital gains	—

Total undistributed net earnings	7,618,230
Capital loss carry forward*	(11,250,565)
Post-October capital losses	(39,331,872)
Dividend payable and other temporary differences	(5,638,469)
Net unrealized appreciation of investments and credit facility	22,096,807

Total accumulated losses	$(26,505,869)

*	As of September 30, 2009, the Fund had a capital loss carryforward of $11.2 million. If not utilized against future capital gains, $0.2 million of this capital loss carryforward will expire in 2016 and $11.0 million will expire in 2017.

The tax character of dividends declared during the fiscal year ended September 30, 2009 was solely from ordinary income and totaled $20.2 million or $0.96 per share.

8. CASH EQUIVALENTS

Cash equivalents represents cash pending investment in longer-term portfolio holdings, PennantPark Investment may invest temporarily in U.S. Treasury Bills (of varying maturities), repurchase agreements, money markets or repo-like treasury securities. These temporary investments with maturities of 90 days or less are deemed cash equivalents and are included in the Schedule of Investments. At the end of each fiscal quarter, PennantPark Investment could take proactive steps to preserve investment flexibility for the next quarter, which is dependent upon the composition of its total assets at quarter end. PennantPark Investment may accomplish this in several ways, including purchasing U.S. Treasury Bills and closing out its positions on a net cash basis after quarter-end, temporarily drawing down on its credit facility, or utilizing repurchase agreements or other balance sheet transactions as are deemed appropriate for this purpose. These amounts are excluded from adjusted gross assets for purposes of computing management fee. U.S. Treasury Bills with maturities greater than 60 days from the time of purchase are marked-to-market consistent with PennantPark Investment’s valuation policy.

9. REPURCHASE AGREEMENTS

PennantPark Investment may enter into repurchase agreements as part of its investment program. In these transactions, PennantPark Investment’s custodian takes possession of collateral pledged by the counterparty. The collateral is marked-to-market daily to ensure that the value, plus accrued interest, is at least equal to the repurchase price. In the event of default of the obligor to repurchase, PennantPark Investment will have the right to liquidate the collateral and apply the proceeds in satisfaction of the obligation. Under certain circumstances, in the event of default or bankruptcy by the counterparty to the agreement, realization and/or retention of the collateral or proceeds may be subject to legal proceedings. There were no repurchase agreements outstanding on September 30, 2009 or 2008.

10. FINANCIAL HIGHLIGHTS

On September 30, 2009 and 2008, PennantPark Investment’s total net assets and net asset value per share were $300.6 million and $210.7 million, respectively, and $11.85 and $10.00, respectively. On September 30, 2007, PennantPark Investment’s total net assets and net asset value per share were $270.4 million and $12.83, respectively. Below please find the financial highlights for the periods ending September 30, 2009, 2008 and 2007.

	Year ended September 30, 2009	Year ended September 30, 2008	Period from January 11, 2007 (inception) through September 30, 2007
Per Share Data:
Net asset value, beginning of period	$10.00	$12.83	$—
Cumulative effect of adoption of fair value option(1)	1.99	—	—

Adjusted net asset value, beginning of period	11.99	12.83	—
Net investment income(2)	1.08	0.88	0.35
Net change in realized and unrealized loss(2)	0.62	(2.81)	(1.15)

Net increase (decrease) in net assets resulting from operations	1.70	(1.93)	(0.80)
Dividends and distributions to stockholders(3)	(0.96)	(0.90)	(0.36)
Initial issuance of common stock	—	—	15.00
Dilutive effect of common stock issuance below net asset value	(0.79)	—	—
Offering costs related to public offerings	(0.09)	—	(1.01)

Net asset value, end of period	$11.85	$10.00	$12.83
Per share market value, end of period	$8.11	$7.41	$13.40
Total return(4)	30.39%	(38.58)%	(8.29	)%*(7)
Shares outstanding at end of period	25,368,772	21,068,772	21,068,772
Ratio/Supplemental Data:
Ratio of operating expenses to average net assets(5)	7.42%	6.30%	3.76	%(7)
Ratio of credit facility related expenses to average net assets	1.93%	2.66%	1.50	%(7)
Total expenses to average net assets(6)	9.35%	8.96%	5.26	%(7)
Ratio of net investment income to average net assets	9.49%	7.82%	5.96	%(7)
Net assets at end of period	$300,580,268	$210,728,260	$270,393,094
Average debt outstanding	$182,490,685	$119,472,732	$817,610	(7)
Average debt per share	$8.65	$5.67	$0.04	(7)
Portfolio turnover ratio	7.47%	20.10%	62.20%

*	Not annualized

(1)	On October 1, 2008, PennantPark Investment adopted ASC 825 and made an irrevocable election to apply the fair value option to our long-term credit facility. Upon our adoption Net Asset Value increased $41.8 million, or $1.99 per share, due to the fair value adjustment related to our credit facility.

(2)	Net investment income and net change in realized and unrealized loss per share data are calculated based on the weighted average shares outstanding for the respective period.

(3)	Dividends and distributions are determined based on taxable income calculated in accordance with income tax regulations, which may differ from amounts determined under accounting principles generally accepted in the United States of America.

(4)	Total return is based on the change in market price per share during the period and takes into account dividends and distributions, if any, reinvested in accordance with our dividend reinvestment plan.

(5)	The ratio of operating expenses to average net assets before adoption of ASC 825 for the fiscal year ended September 30, 2009 was 9.32%. The ratio of operating expenses to average net assets before management fee waiver was 6.47% and 4.28% for the fiscal year ended September 30, 2008 and for the period from April 24, 2007 (initial public offering) through September 30, 2007, respectively.

(6)	The ratio of total expenses to average net assets before adoption of ASC 825 for the fiscal year ended September 30, 2009 was 11.75%. the ratio of total expenses before management fee waiver to average net assets was 9.13% and 5.78% for the fiscal year ended September 30, 2008 and for the period from April 24, 2007 (initial public offering) through September 30, 2007, respectively.

(7)	Since initial public offering on April 24, 2007.

11. CREDIT FACILITY

On June 25, 2007, we entered into a senior secured revolving credit agreement, or our credit facility, among us, various lenders and SunTrust Bank, as administrative agent for the lenders. SunTrust Robinson Humphrey Capital Markets acted as the joint lead arranger and book-runner, and JPMorgan Chase (Chase Lincoln First Commercial successor interest of Bear Stearns Corporate Lending Inc.) acted as joint lead arranger and syndication agent. As of September 30, 2009, there was $225.1 million in outstanding borrowings under the credit facility (including a $7.0 million temporary draw), with a weighted average interest rate at the time of 1.31% exclusive of the fee on undrawn commitment of 0.20%.

Under the credit facility, the lenders agreed to extend credit to PennantPark Investment in an initial aggregate principal or face amount not exceeding $300.0 million at any one time outstanding. The credit facility is a five-year revolving facility (with a stated maturity date of June 25, 2012) and is secured by substantially all of the assets in PennantPark Investment’s portfolio. Pricing is set at 100 basis points over LIBOR.

The credit facility contains customary affirmative and negative covenants, including the maintenance of a minimum stockholders’ equity, the maintenance of a ratio not less than 200% of total assets (less total liabilities other than indebtedness) to total indebtedness is approximately 271% including temporary draw as of September 30, 2009 or 278% excluding such draws, and restrictions on certain payments and issuance of debt. For a complete list of such covenants, see our report on Form 8-K, filed June 28, 2007.

Our net asset value may decline as a result of economic conditions in the United States. Our continued compliance with the covenants under our credit facility depends on many factors, some of which are beyond our control. Material net asset devaluation could have a material adverse effect on our operations and could require us to reduce our borrowings under our credit facility in order to comply with certain of the covenants we made when we entered into the credit facility, including the ratio of total assets to total indebtedness.

12. COMMITMENTS AND CONTINGENCIES

From time to time, PennantPark Investment, the Investment Adviser or the Administrator may be a party to legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of our rights under contracts with our portfolio companies. While the outcome of these legal proceedings cannot be predicted with certainty, we do not expect that these proceedings will have a material effect upon our financial condition or results of operations. Unfunded debt investments described in the statement of assets and liabilities represent unfunded delayed draws on investments in first lien secured debt.

13. SUBSEQUENT EVENTS

Subsequent events after the Statement of Assets and Liabilities date have been evaluated through the November 18, 2009.

On October 13, 2009, the underwriters of the follow-on public offering of common stock exercised their over-allotment option under the underwriting agreement and elected to purchase an additional 440,000 shares of common stock from us at a price of $8.00 per share, resulting in proceeds, net of underwriting fees, of $3.3 million.

PART C

OTHER INFORMATION

Item 25.	Financial statements and exhibits

1.	Financial Statements

The Index to Financial Statements on page F-1 of this Registration Statement is hereby incorporated by reference.

2.	Exhibits

(a)	Articles of Incorporation of the Registrant (Incorporated by reference to Exhibit 99(a) to the Registrant’s Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2/A (File No. 333-140092), filed on April 5, 2007).

(b)	Amended and Restated By-Laws of the Registrant (Incorporated by reference to Exhibit 3.2 to the Registrant’s Report on Form 10-K (File No. 814-00736), filed on December 13, 2007).

(d)(1)*	Specimen Stock Certificate.

(d)(2)*	Form of Subscription Certificate.

(d)(3)*	Form of Indenture.

(d)(4)*	Form of Subscription Agent Agreement.

(d)(5)*	Form of Warrant Agreement.

(e)*	Dividend Reinvestment Plan.

(g)*	Investment Management Agreement between the Registrant and PennantPark Investment Advisers, LLC.

(h)(1)*	Form of Underwriting Agreement for equity.

(h)(2)*	Form of Underwriting Agreement for debt.

(j)(1)*	Custodian Agreement between the Registrant and PFPC Trust Company.

(k)(1)*	Administration Agreement between the Registrant and PennantPark Investment Administration, LLC.

(k)(2)*	Stock Transfer Agency Agreement between the Registrant and American Stock Transfer and Trust Company.

(k)(3)*	Trademark License Agreement.

(k)(4)	Senior Secured Revolving Credit Agreement between Registrant and various lenders (Incorporated by reference to Exhibit 99.2 to the Registrant’s Report on Form 8-K (File No. 814-00736), filed on June 28, 2007).

(k)(5)*	Registration Rights Agreement among the Registrant and the purchasers in a private placement of 320,000 shares of common stock of the Registrant.

(l)*	Opinion and Consent of Venable LLP.

(n)(1)**	Consent of Independent Registered Public Accounting Firm.

(r)(1)*	Joint Code of Ethics of the Registrant and PennantPark Investment Advisers, LLC (Incorporated by reference to Exhibit 14.1 to the Registrant’s Report on Form 10-K (File No. 814-00736), filed on November 18, 2009).

*	Previously filed.

**	Filed herewith.

Item 26.	Marketing arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is hereby incorporated by reference.

Item 27.	Other expenses of issuance and distribution

The following table sets forth the estimated expenses to be incurred by the Registrant in connection with the offering described in this registration statement:

SEC registration fee	$9,825
NASDAQ listing fee	$65,000
FINRA filing fee	$25,500
Printing (other than certificates)	$250,000
Legal fees and expenses	$500,000
Accounting fees and expenses	$115,000
Miscellaneous fees and expenses	$34,675

Total	$1,000,000

All of the expense set forth above shall be borne by the Registrant.

Item 28.	Persons controlled by or under common control with the registrant

Not Applicable.

Item 29.	Number of holders of shares

As of December 31, 2009

Title of Class	Number of Record Holders
Common Stock, $0.001 par value	16

Item 30.	Indemnification

The information contained under the heading “Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses” is incorporated herein by reference.

Item 31.	Business and other connections of Investment Adviser

Neither the Investment Adviser nor any officer, director or partner of the Investment Adviser has been substantially engaged in any business, profession, vocation or employment since the inception of the Investment Adviser other than as set forth under the headings “Management” and “Business—Our Investment Adviser and Administrator” which are hereby incorporated by reference. Additional information regarding the Adviser and its officers and directors is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-67622), and is incorporated herein by reference.

Item 32.	Location of accounts and records

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules thereunder are maintained at the offices of:

(1) the Registrant, PennantPark Investment Corporation, 590 Madison Avenue, 15th Floor, New York, NY 10022

(2) the Transfer Agent, American Stock Transfer and Trust Company, 59 Maiden Lane, New York, NY 10038;

(3) the Custodian, PFPC Trust Company, 8800 Tinicum Boulevard, 4th Floor, Philadelphia, PA 19153;

(4) the Adviser, PennantPark Investment Advisers, LLC, 590 Madison Avenue, 15th Floor, New York, NY 10022

Item 33.	Management services

Not Applicable.

Item 34.	Undertakings

The Registrant hereby undertakes:

(1) to suspend the offering of its units until it amends its prospectus if (a) subsequent to the effective date of its registration statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the Registration Statement or (b) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

(2) to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(3) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

(4) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(5) that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6) that, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;

(ii) the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iii) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(7) to file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant the registration statement until such post-effective amendment has been declared effective under the 1993 Act, in the event the shares of the Registrant are trading below its net asset value and either (i) the Registrant receives, or has been advised by its independent registered accounting firm that it will receive, an audit report reflecting substantial doubt regarding the Registrant’s ability to continue as a going concern or (ii) the Registrant has concluded that a material adverse change has occurred in its financial position or results of operations that has caused the financial statements and other disclosures on the basis of which the offering would be made to be materially misleading.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this post effective amendment no. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 7th day of January, 2010.

By:	/s/ ARTHUR H. PENN
Name:	Arthur H. Penn
Title:	Chief Executive Officer and Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this post effective amendment no. 3 to the Registration Statement has been signed by the following persons in the capacities set forth below on the 7th day of January, 2010.

Name	Title

/s/ ARTHUR H. PENN Arthur H. Penn	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)

/s/ AVIV EFRAT Aviv Efrat	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)

*
Adam K. Bernstein	Director

*
Jeffrey Flug	Director

*
Marshall Brozost	Director

*
Samuel L. Katz	Director

*	Signed by Aviv Efrat on behalf of those identified pursuant to his designation as an attorney-in-fact signed by each on April 1, 2008.